
11005366

POISED

Federal Realty Investment Trust

2010 ANNUAL REPORT



Lisa collaborates with Planimetron and HZDG on Federal Realty's website and online leasing tools.



THE SHOPS AT EASTGATE
Chapel Hill, NC

It starts with the proper stance: a firm financial footing, the result of our prudent and thoughtful investment approach. Drawing on decades of experience, we target our efforts at owning, operating, developing, and redeveloping high-quality retail real estate, serving markets with dense populations, strong household incomes, and high barriers to entry by competitors. We remain focused on the long term. It is precisely this poised, balanced approach that created a healthy balance sheet and one of the lowest costs of capital in the industry. That means Federal Realty is poised for action, already taking aim as greater opportunities emerge. And the people of Federal Realty, by building and maintaining productive partnerships with key players, are poised to continue their remarkable record of success in the passionate pursuit of value creation.



SANTANA ROW
San Jose, CA



Randy, Jeff and Jan tour 300 Santana Row with CB Richard Ellis, our office broker for the project.

Newly constructed Equinox Fitness Club at Bethesda Row.

BETHESDA ROW
Bethesda, MD

(ABOVE LEFT)

Lisa Denson, Vice President, Information Technology and Special Projects

Annette Wilde, Director, Planimetron, Inc.

Karen Zuckerman, President and Executive Creative Director, HZDG

(LEFT)

Randy Paul, Vice President, Development, West Coast

Jeff Berkes, Executive Vice President, Chief Investment Officer

Jan Sweetnam, Vice President, Western Region Chief Operating Officer

Michael A. Grado, Senior Vice President, Silicon Valley Brokerage Services, CB Richard Ellis

(RIGHT)

Chris Weilminster, Senior Vice President, Leasing (2nd from left)

Wendy Seher, Vice President, Leasing (center)

Debbie Colson, Senior Vice President, Legal Operations (2nd from right)

Owners of Matchbox Vintage Pizza Bistro (l–r): Perry Smith, Andrew Kim, Mark Neal, Ty Neal



Chris, Wendy and Debbie discuss the recent opening of Matchbox Vintage Pizza Bistro with the owners at Congressional Plaza in Maryland.

CONGRESSIONAL PLAZA
Rockville, MD


Fresh Foods

LANCASTER SHOPPING CENTER
Lancaster, PA

(ABOVE RIGHT)

Evan Goldman, Vice President, Development (3rd from left)

Dawn Becker, Executive Vice President, Chief Operating Officer (center)

John Tschiderer, Vice President, Development (2nd from right)

Tommy Mann, Development Associate (right)

Members of the White Flint community (left)



Evan, Dawn and John describe the redevelopment of Mid-Pike Plaza in Montgomery County, Md., with members of the White Flint community. These community members have been supporters of the White Flint Sector Plan and the redevelopment of Mid-Pike Plaza.

ASSEMBLY SQUARE MARKETPLACE
Somerville, MA



WELL POSITIONED

We build success by creating community destinations.

Each one of our retail destinations around the country is well positioned to succeed, because each is uniquely designed to reflect its surroundings and satisfy the needs of its community. In densely populated areas of high average household income, our properties have the demographics to attract quality retailers, the retailers to attract shoppers repeatedly, and the synergy to become cherished, sustainable gathering places where people want to be.

THE VILLAGE AT SHIRLINGTON
Arlington, VA




ASSEMBLY SQUARE MARKETPLACE

DEAR FELLOW SHAREHOLDERS:

Federal Realty has never been about explosive growth through acquisitions. We pride ourselves on operating and redeveloping the highest-quality retail real estate in markets with strong populations, strong household incomes, and significant barriers to competitive entry. Newly acquired properties that join this collection must be able to enhance our growth, not detract from it.

Nonetheless, through the depths of the economic recession in 2008 and 2009, many of us in the commercial real estate business smiled wryly in preparation for what we thought would assuredly be countless opportunities for great retail real estate acquisitions from distressed sellers. Those distressed sellers would happily turn over their prized properties at bargain prices in order to divest themselves of onerous bank and other debt obligations, we thought.

But to date, those "bargains" have not surfaced in any meaningful quantity. Owners of truly "A" quality retail centers didn't want to sell and smart real estate lenders, knowing how hard it is to compile a portfolio of truly great real estate, worked with the owners by modifying and extending debt terms rather than forcing a disruptive and costly foreclosure. They knew inherently that great, high-quality commercial real estate in the best locations is always significantly more valuable over the long term than any short-term marketplace might suggest.

It's the ultimate conflict at a high-quality real estate company like Federal Realty: disappointment that we couldn't find more truly great acquisitions at accretive prices over the past year or two; yet satisfaction in the knowledge that the 18 million square feet of great retail real estate that we already own is worth a fortune, and that it will always be appreciated by investors for its value over the long term.


Pier 1 Imports
AVENUE

ESCONDIDO PROMENADE
Escondido, CA

(ABOVE RIGHT)

Don Briggs, Senior Vice President, Development

Richard A. Davey, General Manager,
MBTA & Rail & Transit Administrator, MassDOT

Don Wood, President and Chief Executive Officer

(RIGHT)

Neil Burka, Property Manager

John Hendrickson, Vice President,
Northeast Region Chief Operating Officer

Robin McBride, Vice President,
Mid-Atlantic Region Chief Operating Officer

David Hawn, President, Dedicated Roof and
Hydro Solutions



Don and Don discuss the future Orange Line T Station at Assembly Row in Somerville, Mass., with MassDOT. Federal Realty and the MBTA recently reached an agreement for the future T station.

Neil, John and Robin overlook operations of Rockville Town Square in Maryland with Dedicated Roof and Hydro Solutions, a consultant for the project.


Cumulative Change in FFO Per Share Since 2005


40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
2005
2006
2007
2008
2009
2010
Federal Realty Investment Trust
Peer Group Average(1)

NOTE:
(1) Peer group includes Developers Diversified Realty, Equity One, Kimco Realty, Regency Centers, and Weingarten Realty Investors.

2010 was a year of incremental and steady improvement for Federal Realty. There were some smart acquisitions that we were able to get done (discussed later in the letter), but what we're most proud of is the performance of our existing portfolio and the steps we were able to take to set us up for an even better future. So here's what happened at Federal Realty in 2010. In this still very fragile economy, we:

- Grew top-line revenues 2.7% to a record $545 million;
- Grew same-center property operating income 2.1% to a record $350 million;
- Grew Funds from Operations (FFO) per share 2.6% to a record $3.88 per share;
- Grew 2010 fourth quarter FFO to $1.01 per share—the first time in our 49-year history that any quarter exceeded one dollar per share;
- Negotiated 312 new leases and renewals at rent that was, on average, 8% higher than the previous tenant;
- Maintained occupancy levels year over year at 93.2%;
- Made our first investments in two buildings on Newbury Street in Boston;
- Bought the land under two of our strongest-performing centers in the Washington, D.C., area: Bethesda Row in Montgomery County, Maryland, and Pentagon Row in Northern Virginia;
- Delivered our latest phase of development at Bethesda Row, Hampden Lane, on time, on budget, and fully leased;
- Increased our footprint at Escondido Promenade in San Diego, and on Long Island with the acquisition of Huntington Square, and recently added our third shopping center in South Florida outside of Fort Lauderdale;
- Completed and leased up most of our newly constructed office building at Santana Row in San Jose, Calif., broke ground on our 109-unit luxury apartment building there, and accelerated plans to build the next one;
- Signed a deal with partner AvalonBay Communities to build approximately 400 luxury apartments at Assembly Row in Somerville, Mass.; celebrated the approval of a new Orange Line "T" station at our site; and hope to break ground on this exciting project in late 2011;
- Celebrated the approval of the White Flint sector plan and the massing plan for our Mid-Pike mixed-use redevelopment, making way for the first phase of construction in late 2012.

And, by the way, we increased the dividend rate on our common shares for the 43rd year in a row to an annual rate of $2.68 per share, to be paid entirely in cash.

A Productive Mix

Strength, consistency, sustainability, and predictability are hallmarks achievable only with an unwavering devotion to operating and developing retail destinations that uniquely satisfy the needs of their particular community in the most populated areas in the country. Our team prides itself on this mission and accordingly, Federal Realty retail destinations vary significantly in product type and tenant mix as community needs also vary. Consider that your investment in Federal Realty includes a very diverse mix of retail-centric property types. Our portfolio includes such assets as a strong 133,000 square foot grocery-anchored shopping center in Hauppauge, N.Y., on Long Island; a 401,000 square foot Home Depot–anchored power center in Baltimore, Md.; a 1.5 million square foot office, residential, and retail flagship lifestyle center in San Jose, Calif.; an 85,000 square foot high-end specialty fashion center in Bethesda, Md.; 209,000 square feet of individual retail and restaurant buildings on Third Street Promenade in Santa Monica, Calif.–you get the idea. By not owning and developing "cookie-cutter" shopping centers wherever there is available land, we can better take advantage of a community's needs in a way that leads to long-term growth. The result: strength, consistency, sustainability, and predictability.

Leasing Retail Space in 2010

The retail leasing environment is improving, though not dramatically nor consistently, throughout our markets. Tenants are back at the negotiating table with a strong desire to open stores in the right locations. Generally, they have leaned down their operations (as we all have), they've closed or are renegotiating terms on underperforming stores, and are ready to grow their businesses with new units. They, however, are doing so carefully and methodically with a cost-conscious mentality that pervades the American psyche in 2010 and 2011; basically, making it harder for us to create a more valuable company simply by raising rents.

In 2010, our leasing team completed 312 leases, including both leases with new tenants and renewals with existing ones. The average rent for those leases was $26.04 per square foot, 8% higher than the average rent of the old lease of $24.11. While that 8% rent growth is sector leading and a source of pride for our team in this age of rent reductions in many situations, it is the first year in the last decade and a half that our rent rollover growth did not hit double digits. The year 2011 looks to be about the same and we expect to see more tenant failures. Companies that have filed for bankruptcy protection (the most recent example being Borders Books) will very likely add to the vacancy of the already-sufficient retail supply. Having said that, there is simply no better hedge against tenant turnover than high-quality real estate and your company has proven especially adept at emerging on the other side of tenant failings as a stronger, better-positioned company. This year should be no different.



THIRD STREET PROMENADE
Santa Monica, CA



Andy and Phil meet to discuss the Trust's upcoming capital raising efforts with PNC and Wells Fargo, both of which have been long-term capital partners with Federal Realty.

Using Our Balance Sheet

Debt, as a percentage of total capitalization, is only 27% at Federal Realty and is only 5 times recurring EBITDA (earnings before interest, taxes, depreciation and amortization). We hold a Baa1 rating from Moody's and BBB+ from Standard & Poor's. Our common equity consistently trades at one of the highest multiples among REITs. The conservatism inherent in our capital structure has served us exceedingly well throughout the recession and puts us in the enviable position of having one of the lowest costs of capital in our industry. Capacity to grow has not been our limiter; opportunities for capital deployment in great-quality development and acquisitions has been. That is changing.

A case in point is our recent acquisition of the dominant 372,000 square foot Tower Shops in Davie, Fla., an existing shopping center sitting on 67 acres at the intersection of University Drive and Interstate 595 just west of Fort Lauderdale. Tower Shops is the perfect example of the Trust's exploitation of its pristine balance sheet to create value both from leasing and development upside long into the future, as well as a recapitalization of its debt. In other words, the $66 million purchase price was lower than it would otherwise have been because it required the assumption of $41 million of above-market rate debt on the property. Our due diligence, however, uncovered a way that we could repay that loan with minimal additional cost and replace it with lower-cost, long-term financing. The result is higher property value immediately along with greater leasing and redevelopment flexibility. Future development opportunities on the site will almost assuredly result in a property worth far more than its purchase price in the next 10 years.

Another $64 million in acquisitions during 2010 were equally compelling from a value-enhancing perspective. Many real estate companies do not own the land under some portion of their properties and own only the improvements. The land itself is owned by someone else and is leased to the operator. Owning both the land and the improvements is always our goal from a value-maximization perspective. While the Trust owns both the land and improvements on most of our real estate, we do have a number of properties built on land subject to long-term ground leases. During 2010, we were able to acquire the land under such valuable properties as Bethesda Row and Pentagon Row and therefore control the property forever. We were also able to buy income-producing properties very near our existing assets in Escondido, Calif., and Huntington, N.Y., on Long Island.

Significant developments at Mid-Pike Plaza in Montgomery County, Md., Assembly Row in Somerville, Mass., and Santana Row in San Jose, Calif., are heating up and will require capital over the next few years and will serve as a platform for value creation for decades to come. When added to the redevelopment opportunities that we continue to uncover in our existing portfolio, along with improving prospects for new acquisitions and development opportunities, the path to future value creation is becoming clearer and brighter.

(LEFT)
Rex E. Rudy, Managing Director, Real Estate Debt Capital Markets, Wells Fargo Securities
Michael D. Thomas, Executive Vice President, Debt Capital Markets, PNC Capital Markets LLC
Andrew Blocher, Senior Vice President, Chief Financial Officer
Philip Mays, Vice President, Chief Accounting Officer


Leverage


LEVERAGE
55%
50%
45%
40%
35%
30%
25%
20%
2005
2006
2007
2008
2009
2010
46.1%
49.5%
43.7%
44.3%
43.1%
42.1%
29.3%
26.5%
25.3%
32.2%
30.1%
26.9%
Debt to Undepreciated Assets
Debt to Total Market Capitalization

In Closing

Appropriately, much of this letter deals with the overall environment and macro-economic conditions that we're operating your company in these days; from the retail leasing situation, to the capital deployment opportunities, to the importance of the characteristics of the underlying real estate itself. But while the fundamental performance of Federal Realty is dependent on these and other factors, it is the team of real estate professionals who both work here and who advise us that determines whether we'll overachieve or underachieve relative to our potential during hard periods like this. If you walk through the halls of any of our offices at Federal Realty, whether in our headquarters in Rockville, Md., or in San Jose, Calif., in Philadelphia or Boston, or talk with our team anywhere on the road, you can't help but come away with a compelling feeling of passion and competence. We talk a lot, we disagree, we argue, we push each other constantly; all toward the end of getting to the best solution as to the product we are building or service we are providing. It starts with our Board of Trustees and permeates our organization. Our business is difficult—economic conditions make it more so—but the team that is Federal Realty has the experience and dedication to be more than up to the task.

On behalf of each of us, thank you for the opportunity to manage your company, and we look forward to being part of your investment portfolio for the long term.

Sincerely,

Donald C. Wood
President and Chief Executive Officer

BALA



$2.68*
$0.12*
1967
2010

*Annualized Dividends

A firm footing for seizing new opportunities.

Federal Realty's prudent management has seen us through the recession and leaves us ready to take advantage of opportunities ahead. Our balance sheet is strong. Our debt as a percentage of total capitalization is low. Our common equity consistently trades at one of the highest multiples among REITs. And our cost of capital is among the lowest in the industry. Furthermore, we are pleased to report an increase in the dividend rate on our common shares for the 43rd consecutive year, a record in the REIT sector.

NCED

Comparison of 5-Year Cumulative Total Return



160
140
120
100
80
60
40
INDEX VALUE
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Federal Realty Investment Trust
S&P 500
FTSE NAREIT Equity Total REIT Index

The previous performance graph compares the cumulative total shareholder return on Federal Realty's shares with the cumulative return on the S&P 500 and the index of equity real estate investment trusts prepared by the National Association of Real Estate Investment Trusts ("NAREIT") for the five fiscal years commencing December 31, 2005, and ending December 31, 2010, assuming an investment of $100 and the reinvestment of all dividends into additional common shares during the holding period. Equity real estate investment trusts are defined as those that derive more than 75% of their income from equity investments in real estate assets. The FTSE NAREIT Equity REIT Total Return Index includes all tax qualified real estate investment trusts listed on the NYSE, NYSE Amex (formerly known as the American Stock Exchange), or the NASDAQ National Market. Stock performance for the past five years is not necessarily indicative of future results.

Real Estate Assets (in millions)



$4000
$3500
$3000
$2500
$2000
$1500
$1000
$500
$0
$2,829
$3,204
$3,453
$3,674
$3,759
$3,896
2005
2006
2007
2008
2009
2010

Property Operating Income (in millions)[1]



$400
$350
$300
$250
$200
$150
$100
$50
$0
$273
$301
$336
$355
$364
$375
2005
2006
2007
2008
2009
2010

NOTE:

(1) See discussion of calculation in Item 6 "Selected Financial Data" in our Form 10-K.

COMPOSED

A self-assured stance is the basis of outstanding performance.

By steadily applying its carefully considered approach, Federal Realty has not only established a remarkably consistent record of returns, but also amassed an enviable portfolio of properties. In a still-uncertain economy, we remain committed to the certainty that high-quality retail real estate will prove its value in the short term—and improve it in the long term. Located primarily on the East and West coasts, our properties serve areas of stable populations with high average household incomes. They compose a portfolio of diverse property types—that very diversity representing an additional strength.

		DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1]								
PROPERTY NAME	LOCATION	POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
150 Post Street	San Francisco, CA	379,504	$107,319	1997	$37,861	102,000	100%	$42.36		Brooks Brothers, H & M
Andorra	Philadelphia, PA	89,930	$94,366	1988	$23,772	267,000	95%	$14.05	Acme Markets	Kohl's, Staples, L.A. Fitness
Assembly Square Marketplace/ Assembly Row	Somerville, MA	418,686	$86,994	2005-2010	$193,901	332,000	100%	$16.42		A.C. Moore, Bed Bath & Beyond, Christmas Tree Shops, Kmart, Staples, Sports Authority, T.J. Maxx
Atlantic Plaza[4]	North Reading, MA	25,846	$130,621	2004	$18,482	123,000	87%	$17.05	Stop & Shop	Sears
Bala Cynwyd	Bala Cynwyd, PA	222,580	$62,786	1993	$33,656	282,000	99%	$17.26	Acme Markets	Lord & Taylor, L.A. Fitness
Barcroft Plaza[4]	Falls Church, VA	207,019	$92,029	2006-2007	$34,282	101,000	88%	$22.48	Harris Teeter	Bank of America
Barracks Road	Charlottesville, VA	68,211	$57,901	1985	$50,981	486,000	99%	$21.44	Harris Teeter, Kroger	Anthropologie, Bed Bath & Beyond, Barnes & Noble, Old Navy, Michaels, Ulta
Bethesda Row[5]	Bethesda, MD	133,333	$154,156	1993/2006/ 2008/2010	$207,148	521,000	96%	$43.21	Giant Food	Barnes & Noble, Landmark Theater, Apple Computer
Brick Plaza	Brick Township, NJ	70,686	$70,769	1989	$57,943	409,000	95%	$15.05	A&P Supermarket	AMC Loews, Barnes & Noble, Sports Authority
Bristol	Bristol, CT	64,673	$70,325	1995	$28,271	269,000	94%	$12.24	Stop & Shop	T.J. Maxx
Campus Plaza[4]	Bridgewater, MA	28,215	$89,774	2004	$22,212	117,000	94%	$12.74	Roche Brothers Supermarkets	Burlington Coat Factory
Chelsea Commons	Chelsea, MA	242,737	$70,509	2006-2008	$30,268	222,000	100%	$10.71	Sav-A-Lot	Home Depot, Planet Fitness
Colorado Blvd	Pasadena, CA	198,774	$86,207	1996-1998	$16,704	69,000	99%	$37.58		Pottery Barn, Banana Republic
Congressional Plaza[5]	Rockville, MD	132,509	$107,246	1965	$71,299	332,000	100%	$31.88	Whole Foods	Buy Buy Baby, Container Store
Courthouse Center	Rockville, MD	96,072	$117,693	1997	$4,366	36,000	93%	$17.67		
Courtyard Shops	Wellington, FL	41,781	$104,364	2008	$39,717	130,000	88%	$19.28	Publix	
Crossroads	Highland Park, IL	59,222	$165,397	1993	$29,225	168,000	95%	$17.46		Golfsmith, Guitar Center, L.A. Fitness
Crow Canyon	San Ramon, CA	61,412	$159,216	2005-2007	$65,263	242,000	89%	$19.02	Lucky	Loehmann's, Rite Aid
Dedham Plaza	Dedham, MA	65,976	$97,104	1993	$33,008	243,000	93%	$15.79	Star Market	
Del Mar Village	Boca Raton, FL	104,930	$87,277	2008	$54,880	178,000	90%	$17.24	Winn Dixie	CVS
Eastgate	Chapel Hill, NC	57,213	$85,457	1986	$26,377	153,000	100%	$20.68	Trader Joe's	Stein Mart
Ellisburg Circle	Cherry Hill, NJ	96,645	$90,701	1992	$28,017	267,000	94%	$14.83	Genuardi's	Buy Buy Baby, Stein Mart
Escondido Promenade	Escondido, CA	113,965	$65,838	1996/2010	$43,667	222,000	98%	$23.76		T.J. Maxx, Toys R Us
Falls Plaza/ Falls Plaza-East	Falls Church, VA	134,364	$128,997	1967/1972	$12,309	144,000	100%	$29.82	Giant Food	CVS, Staples
Feasterville	Feasterville, PA	70,319	$86,872	1980	$12,064	111,000	100%	$13.81	Giant Food	OfficeMax

PROPERTY PORTFOLIO

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1]		YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
		POPULATION	AVERAGE HH INCOME							
Federal Plaza	Rockville, MD	135,882	$106,540	1989	$62,773	248,000	87%	$32.00	Trader Joe's	T.J. Maxx, Micro Center, Ross Dress for Less
Fifth Ave	San Diego, CA	185,042	$61,187	1996-1997	$12,574	51,000	93%	$27.46		Urban Outfitters
Finley Square	Downers Grove, IL	86,339	$100,882	1995	$32,475	315,000	99%	$10.58		Bed Bath & Beyond, Buy Buy Baby, Petsmart
Flourtown	Flourtown, PA	63,084	$103,160	1980	$15,830	166,000	48%	$22.44	Genuardi's	
Forest Hills	Forest Hills, NY	931,198	$66,316	1997	$8,104	46,000	96%	$20.04		Midway Theatre
Free State Shopping Center[4]	Bowie, MD	47,282	$99,878	2007	$66,039	279,000	88%	$15.21	Giant Food	T.J. Maxx, Ross Dress for Less, Office Depot
Fresh Meadows	Queens, NY	567,452	$73,617	1997	$70,216	405,000	98%	$25.16		Kohl's, AMC Loews
Friendship Center	Washington, DC	166,296	$137,904	2001	$34,354	119,000	100%	$33.15		Maggiano's
Gaithersburg Square	Gaithersburg, MD	145,019	$97,105	1993	$24,984	209,000	79%	$25.10		Bed Bath & Beyond, Ross Dress for Less
Garden Market	Western Springs, IL	98,381	$113,894	1994	$12,372	140,000	95%	$12.50	Dominick's	Walgreens
Governor Plaza	Glen Burnie, MD	72,710	$63,699	1985	$25,741	268,000	87%	$17.17	Aldi	Bally Total Fitness, Dick's Sporting Goods
Gratiot Plaza	Roseville, MI	120,176	$63,951	1973	$18,887	217,000	99%	$11.73	Kroger	Bed Bath & Beyond, Best Buy, DSW
Greenlawn Plaza[4]	Greenlawn, NY	79,747	$123,321	2006	$20,268	106,000	99%	$16.00	Waldbaum's	Tuesday Morning
Greenwich Avenue	Greenwich, CT	66,629	$160,819	1995	$13,969	36,000	100%	$53.00		Saks Fifth Avenue
Hauppauge	Hauppauge, NY	78,360	$104,560	1998	$27,983	133,000	100%	$24.39	Shop Rite	A.C. Moore
Hermosa Ave	Hermosa Beach, CA	153,125	$116,037	1997	$5,609	23,000	100%	$31.59		
Hollywood Blvd	Hollywood, CA	316,139	$74,225	1999	$39,176	153,000	75%	$21.90	Fresh & Easy	DSW, L.A. Fitness
Houston St	San Antonio, TX	146,848	$36,795	1998	$65,773	196,000	83%	$22.44		Hotel Valencia, Walgreens
Huntington	Huntington, NY	74,222	$128,322	1988/2007	$38,784	292,000	99%	$20.94		Buy Buy Baby, Toys R Us, Bed Bath & Beyond, Barnes & Noble, Michaels
Huntington Square	East Northport, NY	74,628	$121,432	2010	$10,079	74,000	89%	$24.98		Barnes & Noble
Idylwood Plaza	Falls Church, VA	123,560	$133,025	1994	$15,971	73,000	100%	$41.81	Whole Foods	
Kings Court	Los Gatos, CA	84,800	$173,923	1998	$11,600	79,000	97%	$28.43	Lunardi's Super Market	CVS
Lancaster	Lancaster, PA	100,675	$63,068	1980	$12,761	126,000	94%	$17.64	Giant Food	Michaels
Langhorne Square	Levittown, PA	87,778	$85,964	1985	$20,310	219,000	96%	$14.76	Redner's Warehouse Mkts.	Marshalls
Laurel	Laurel, MD	80,712	$80,857	1986	$47,609	388,000	85%	$18.35	Giant Food	Marshalls

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1] POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
Lawrence Park	Broomall, PA	96,245	$90,067	1980	$30,578	353,000	98%	$18.37	Acme Markets	CHI, T.J. Maxx, HomeGoods
Leesburg Plaza	Leesburg, VA	51,666	$125,274	1998	$34,519	236,000	95%	$22.14	Giant Food	Petsmart, Pier 1 Imports, Office Depot
Linden Square	Wellesley, MA	53,811	$182,653	2006	$144,701	218,000	92%	$40.13	Roche Brothers Supermarkets	CVS
Loehmann's Plaza	Fairfax, VA	135,028	$116,114	1983	$32,634	268,000	96%	$26.20	Giant Food	Bally Total Fitness, Loehmann's Dress Shop
Melville Mall	Huntington, NY	56,032	$143,345	2006	$68,767	248,000	100%	$17.98	Waldbaum's	Kohl's, Marshalls
Mercer Mall	Lawrenceville, NJ	27,477	$126,176	2003	$105,092	500,000	100%	$20.30	Shop Rite	Bed Bath & Beyond, DSW, T.J. Maxx, Raymour & Flanigan
Mid-Pike Plaza	Rockville, MD	143,277	$107,031	1982/2007	$47,674	309,000	73%	$27.12		Toys R Us, Bally Total Fitness, A.C. Moore
Mount Vernon/ South Valley/ 7770 Richmond Hwy	Alexandria, VA	103,292	$104,800	2003/2006	$78,312	565,000	95%	$15.32	Shoppers Food Warehouse	Bed Bath & Beyond, Michaels, Home Depot, T.J. Maxx, Gold's Gym
Newbury Street[4]	Boston, MA	468,876	$83,165	2010	$17,241	32,000	55%	$80.37		Pierre Deux, Jonathan Adler
North Dartmouth	North Dartmouth, MA	51,652	$53,958	2006	$9,368	48,000	100%	$13.80	Stop & Shop	
North Lake Commons	Lake Zurich, IL	43,241	$153,347	1994	$14,135	129,000	89%	$12.19	Dominick's	
Northeast	Philadelphia, PA	196,756	$61,104	1983	$23,122	284,000	89%	$11.30		Burlington Coat Factory, Marshalls
Old Keene Mill	Springfield, VA	119,252	$126,506	1976	$5,991	92,000	97%	$33.35	Whole Foods	Walgreens
Old Town Center	Los Gatos, CA	46,621	$203,118	1997	$34,312	95,000	97%	$30.04		Gap Kids, Banana Republic
Pan Am	Fairfax, VA	111,523	$126,922	1993	$28,524	227,000	100%	$18.41	Safeway	Micro Center, Michaels
Pentagon Row	Arlington, VA	220,229	$92,153	1998/2010	$88,665	296,000	99%	$33.69	Harris Teeter	Bally Total Fitness, Bed Bath & Beyond, DSW
Perring Plaza	Baltimore, MD	119,336	$64,031	1985	$27,309	401,000	98%	$12.42	Shoppers Food Warehouse	Home Depot, Burlington Coat Factory, Jo-Ann Stores
Pike 7 Plaza	Vienna, VA	83,673	$154,169	1997	$35,464	164,000	100%	$38.11		DSW, Staples, T.J. Maxx
Plaza del Mercado[4]	Silver Spring, MD	103,650	$94,776	2004	$21,499	96,000	93%	$19.64	Giant Food	CVS
Pleasant Shops[4]	Weymouth, MA	52,690	$88,736	2004	$23,067	129,000	94%	$13.60	Foodmaster	Marshalls
Queen Anne Plaza	Norwell, MA	25,784	$107,594	1994	$15,659	149,000	100%	$15.11	Hannaford	T.J. Maxx
Quince Orchard	Gaithersburg, MD	141,423	$99,068	1993	$21,799	248,000	63%	$20.07	Magruders	Staples
Rockville Town Square	Rockville, MD	94,263	$114,862	2006-2007	$37,299	182,000	78%	$33.13		CVS, Gold's Gym
Rollingwood Apartments	Silver Spring, MD	181,271	$106,537	1971	$8,358	N/A	97%	N/A		
Sam's Park & Shop	Washington, DC	321,706	$96,998	1995	$12,550	49,000	100%	$38.41		Petco

PROPERTY PORTFOLIO

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1] POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
Santana Row[5]	San Jose, CA	239,799	$106,182	1997	$550,310	608,000	99%	$44.31		Crate & Barrel, Container Store, Best Buy, CineArts Theatre, Hotel Valencia
Saugus Plaza	Saugus, MA	112,492	$86,655	1996	$13,892	170,000	94%	$10.81	Super Stop & Shop	Kmart
Shoppers' World	Charlottesville, VA	42,165	$65,475	2007	$30,221	169,000	94%	$11.92	Whole Foods	Staples
Shops at Willow Lawn	Richmond, VA	87,987	$65,695	1983	$77,701	480,000	88%	$16.02	Kroger	Old Navy, Staples, Ross Dress for Less
THE AVENUE at White Marsh	Baltimore, MD	89,943	$67,527	2007	$95,755	298,000	100%	$21.14		AMC Loews, Old Navy, Barnes & Noble, A.C. Moore
The Shoppes at Nottingham Square	Baltimore, MD	67,737	$68,169	2007	$27,570	52,000	100%	$37.54		
Third St Promenade	Santa Monica, CA	156,943	$101,963	1996-2000	$76,547	209,000	97%	$61.59		J. Crew, Banana Republic, Old Navy, Abercrombie & Fitch
Tower	Springfield, VA	106,536	$113,963	1998	$20,407	112,000	91%	$24.04		Talbots
Tower Shops[6]	Davie, FL	96,128	$72,590	2011	$66,100	372,000	91%	$14.37		Ross Dress for Less, T.J. Maxx, DSW, Michaels, Old Navy
Town Center of New Britain	New Britain, PA	32,832	$114,478	2006	$14,441	124,000	86%	$9.09	Giant Food	Rite Aid
Troy	Parsippany-Troy, NJ	58,063	$111,438	1980	$25,311	207,000	100%	$20.24	Pathmark	L.A. Fitness
Tyson's Station	Falls Church, VA	123,093	$134,058	1978	$3,923	49,000	100%	$39.43	Trader Joe's	
Village at Shirlington	Arlington, VA	258,449	$90,447	1995	$53,774	255,000	98%	$33.22	Harris Teeter	AMC Loews, Carlyle Grand Café
Westgate	San Jose, CA	199,632	$134,693	2004	$117,187	644,000	95%	$12.96	Safeway	Target, Burlington Coat Factory, Barnes & Noble, Ross Dress for Less, Michaels
White Marsh Other	Baltimore, MD	74,527	$67,883	2007	$28,883	49,000	100%	$28.05		
White Marsh Plaza	Baltimore, MD	95,608	$68,668	2007	$25,022	80,000	100%	$20.12	Giant Food	
Wildwood	Bethesda, MD	115,303	$132,220	1969	$18,008	85,000	97%	$82.52	Balducci's	CVS
Willow Grove	Willow Grove, PA	84,119	$88,958	1984	$27,903	216,000	90%	$19.21		Barnes & Noble, HomeGoods, Marshalls
Wynnewood	Wynnewood, PA	168,372	$93,384	1996	$37,333	257,000	96%	$24.74	Genuardi's	Bed Bath & Beyond, Borders Books, Old Navy

Notes:
(1) All demographic data supplied by ESRI.
(2) Excludes newly created redevelopment square footage not yet in service, as well as residential and hotel square footage.
(3) Calculated as the aggregate, annualized in-place contractual (cash basis) minimum rent for all occupied spaces divided by the aggregate GLA of all occupied spaces.
(4) Properties acquired through the Taurus Newbury Street JV II Limited Partnership or a joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.
(5) Real estate at cost includes dollars associated with the 295 units of Santana Row residential, 180 units of Upstairs at Bethesda Row and 146 units of The Crest at Congressional, respectively.
(6) Property was acquired in January 2011 and all amounts reflect information as of January 2011. Real estate at cost reflects the total purchase price of this property.

FORM 10-K

Form 10-K

The Form 10-K includes the Section 302 certifications filed with the SEC. Certain exhibits to the Form 10-K are not reproduced here, but the Trust will provide them to you upon request, addressed to the Trust, 1626 East Jefferson Street, Rockville, MD 20852, Attention: Gina Birdsall, and payment of a fee covering the Trust's reasonable expenses for copying and mailing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO THE SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-07533

FEDERAL REALTY INVESTMENT TRUST

(Exact Name of Registrant as Specified in its Declaration of Trust)

Maryland	52-0782497
(State of Organization)	**(IRS Employer Identification No.)**
1626 East Jefferson Street, Rockville, Maryland	20852
(Address of Principal Executive Offices)	**(Zip Code)**

(301) 998-8100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name Of Each Exchange On Which Registered
Common Shares of Beneficial Interest, $.01 par value per share, with associated Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the Registrant's common shares held by non-affiliates of the Registrant, based upon the closing sales price of the Registrant's common shares on June 30, 2010 was $4.3 billion.

The number of Registrant's common shares outstanding on February 9, 2011 was 61,537,817.

FEDERAL REALTY INVESTMENT TRUST
ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 31, 2010

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission for the Registrant's 2011 annual meeting of shareholders to be held in May 2011 will be incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

References to "we," "us," "our" or the "Trust" refer to Federal Realty Investment Trust and our business and operations conducted through our directly or indirectly owned subsidiaries.

General

We are an equity real estate investment trust ("REIT") specializing in the ownership, management, and redevelopment of high quality retail and mixed-use properties located primarily in densely populated and affluent communities in strategically selected metropolitan markets in the Northeast and Mid-Atlantic regions of the United States, as well as in California. As of December 31, 2010, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 85 predominantly retail real estate projects comprising approximately 18.3 million square feet. In total, the real estate projects were 93.9% leased and 93.2% occupied at December 31, 2010. A joint venture in which we own a 30% interest owned seven retail real estate projects totaling approximately 1.0 million square feet as of December 31, 2010. In total, the joint venture properties in which we own an interest were 91.0% leased and 90.4% occupied at December 31, 2010. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 43 consecutive years.

We were founded in 1962 as a REIT under the laws of the District of Columbia and re-formed as a REIT in the state of Maryland in 1999. We operate in a manner intended to qualify as a REIT for tax purposes pursuant to provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Our principal executive offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852. Our telephone number is (301) 998-8100. Our website address is *www.federalrealty.com*. The information contained on our website is not a part of this report and is not incorporated herein by reference.

Business Objectives and Strategies

Our primary business objective is to own, manage, acquire and redevelop a portfolio of high quality retail properties that will:

- protect investor capital;
- provide increasing cash flow for distribution to shareholders;
- generate higher internal growth than our peers; and
- provide potential for capital appreciation.

Our traditional focus has been and remains on regional community and neighborhood shopping centers that generally are anchored by grocery stores. Late in 1994, recognizing a trend of increased consumer acceptance of retailer expansion to main streets, we expanded our investment strategy to include street retail and mixed-use properties. The mixed-use properties are typically centered around a retail component but may also include office, residential and/or hotel components.

Operating Strategies

Our core operating strategy is to actively manage our properties to maximize rents and maintain occupancy levels by attracting and retaining a strong and diverse base of tenants and replacing weaker, underperforming tenants with stronger ones. Our properties are generally located in some of the most densely populated and affluent areas of the country. These strong demographics help our tenants generate higher sales, which has enabled us to maintain higher occupancy rates, charge higher rental rates, and maintain steady rent growth, all of which increase the value of our portfolio. Our operating strategies also include:

- increasing rental rates through the renewal of expiring leases or the leasing of space to new tenants at higher rental rates while limiting vacancy and down-time;

- maintaining a diversified tenant base, thereby limiting exposure to any one tenant's financial or operating difficulties;
- monitoring the merchandising mix of our tenant base to achieve a balance of strong national and regional tenants with local specialty tenants;
- minimizing overhead and operating costs;
- monitoring the physical appearance of our properties and the construction quality, condition and design of the buildings and other improvements located on our properties to maximize our ability to attract customers and thereby generate higher rents and occupancy rates;
- developing local and regional market expertise in order to capitalize on market and retailing trends;
- leveraging the contacts and experience of our management team to build and maintain long-term relationships with tenants, investors and financing sources; and
- providing exceptional customer service.

Investing Strategies

Our investment strategy is to deploy capital at risk-adjusted rates of return that exceed our long-term weighted average cost of capital in projects that have potential for future income growth. Our investments primarily fall into one of the following four categories:

- renovating, expanding, reconfiguring and/or retenanting our existing properties to take advantage of under-utilized land or existing square footage to increase revenue;
- renovating or expanding tenant spaces for tenants capable of producing higher sales, and therefore, paying higher rents, including expanding space available to an existing tenant that is performing well but is operating out of an old or otherwise inefficient store format;
- acquiring quality retail properties and other quality properties that have a significant retail component located in densely populated or affluent areas where barriers to entry for further development are high, and that have possibilities for enhancing operating performance through renovation, expansion, reconfiguration and/or retenanting; and
- developing the retail portions of mixed-use properties and developing or otherwise investing in other portions of mixed-use properties we already own in order to capitalize on the overall value created in the mixed-use properties.

Investment Criteria

When we evaluate potential redevelopment, retenanting, expansion, acquisition and development opportunities, we consider such factors as:

- the expected returns in relation to our short and long-term cost of capital as well as the anticipated risk we will face in achieving the expected returns;
- the anticipated growth rate of operating income generated by the property;
- the tenant mix at the property, tenant sales performance and the creditworthiness of those tenants;
- the geographic area in which the property is located, including the population density and household incomes, as well as the population and income trends in that geographic area;
- competitive conditions in the vicinity of the property, including competition for tenants and the ability of others to create competing properties through redevelopment, new construction or renovation;

- access to and visibility of the property from existing roadways and the potential for new, widened or realigned, roadways within the property's trade area, which may affect access and commuting and shopping patterns;
- the level and success of our existing investments in the market area;
- the current market value of the land, buildings and other improvements and the potential for increasing those market values; and
- the physical condition of the land, buildings and other improvements, including the structural and environmental condition.

Financing Strategies

Our financing strategies are designed to enable us to maintain an investment grade balance sheet while retaining sufficient flexibility to fund our operating and investing activities in the most cost-efficient way possible. Our financing strategies include:

- maintaining a prudent level of overall leverage and an appropriate pool of unencumbered properties that is sufficient to support our unsecured borrowings;
- managing our exposure to variable-rate debt;
- maintaining an available line of credit to fund operating and investing needs on a short-term basis;
- taking advantage of market opportunities to refinance existing debt, reduce interest costs and manage our debt maturity schedule so that a significant portion of our debt does not mature in any one year;
- selling properties that have limited growth potential or are not a strategic fit within our overall portfolio and redeploying the proceeds to redevelop, renovate, retenant and/or expand our existing properties, acquire new properties or reduce debt; and
- utilizing the most advantageous long-term source of capital available to us to finance redevelopment and acquisition opportunities, which may include:
  - the sale of our equity or debt securities through public offerings or private placements,
  - the incurrence of indebtedness through unsecured or secured borrowings,
  - the issuance of operating units in a new or existing "downREIT partnership" that is controlled and consolidated by us (generally operating units in a "downREIT" partnership are issued in exchange for a tax deferred contribution of property; these units receive the same distributions as our common shares and the holders of these units have the right to exchange their units for cash or the same number of our common shares, at our option), or
  - the use of joint venture arrangements.

Employees

At February 9, 2011, we had 238 full-time employees and 123 part-time employees. None of our employees are represented by a collective bargaining unit. We believe that our relationship with our employees is good.

Tax Status

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1962 tax return. As a REIT, we are generally not subject to federal income tax on taxable income that we distribute to our shareholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income each year. We will be subject to federal income tax on our taxable income (including any applicable alternative minimum tax) at regular corporate rates if we fail to qualify as a REIT for tax purposes in any taxable year, or to the extent we distribute less than 100% of our taxable income. We will also generally not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Even if we qualify as a REIT for federal income tax purposes, we may be subject to certain state and local income and franchise taxes and to federal income and excise taxes on our undistributed taxable income.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Code. A TRS is subject to federal and state income taxes. In 2010, 2009, and 2008, our TRS incurred net income taxes/(refunds) of approximately $0.4 million, $0.5 million and $(0.8) million, respectively, primarily related to sales of condominiums at Santana Row and our investment in certain restaurant joint ventures at Santana Row.

Governmental Regulations Affecting Our Properties

We and our properties are subject to a variety of federal, state and local environmental, health, safety and similar laws, including:

- the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, which we refer to as CERCLA;
- the Resource Conservation & Recovery Act;
- the Federal Clean Water Act;
- the Federal Clean Air Act;
- the Toxic Substances Control Act;
- the Occupational Safety & Health Act; and
- the Americans with Disabilities Act.

The application of these laws to a specific property that we own depends on a variety of property specific circumstances, including the current and former uses of the property, the building materials used at the property and the physical layout of the property. Under certain environmental laws, principally CERCLA, we, as the owner or operator of properties currently or previously owned, may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. We may also be held liable to a governmental entity or third parties for property damage and for investigation and clean up costs incurred in connection with the contamination, whether or not we knew of, or were responsible for, such contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral.

Neither existing environmental, health, safety and similar laws nor the costs of our compliance with these laws has had a material adverse effect on our financial condition or results of operations, and management does not believe they will in the future. In addition, we have not incurred, and do not expect to incur, any material costs or liabilities due to environmental contamination at properties we currently own or have owned in the past. However, we cannot predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future. We have no current plans for substantial capital expenditures with respect to compliance with environmental, health, safety and similar laws and we carry environmental insurance which covers a number of environmental risks for most of our properties.

Competition

Numerous commercial developers and real estate companies compete with us with respect to the leasing and the acquisition of properties. Some of these competitors may possess greater capital resources than we do, although we do not believe that any single competitor or group of competitors in any of the primary markets where our properties are located are dominant in that market. This competition may:

- reduce the number of properties available for acquisition;
- increase the cost of properties available for acquisition;
- interfere with our ability to attract and retain tenants, leading to increased vacancy rates and/or reduced rents; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from outlet stores, discount shopping clubs, superstores, and other forms of marketing of goods and services, such as direct mail, internet marketing and telemarketing. This competition could contribute to lease defaults and insolvency of tenants.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through the Investors section of our website at *www.federalrealty.com* as soon as reasonably practicable after we electronically file the material with, or furnish the material to, the Securities and Exchange Commission, or the SEC.

Our Corporate Governance Guidelines, Code of Business Conduct, Code of Ethics applicable to our Chief Executive Officer and senior financial officers, Whistleblower Policy, organizational documents and the charters of our audit committee, compensation committee and nominating and corporate governance committee are all available in the Corporate Governance section of the Investors section of our website.

Amendments to the Code of Ethics or Code of Business Conduct or waivers that apply to any of our executive officers or our senior financial officers will be disclosed in that section of our website as well.

You may obtain a printed copy of any of the foregoing materials from us by writing to us at Investor Relations, Federal Realty Investment Trust, 1626 East Jefferson Street, Rockville, Maryland 20852.

ITEM 1A. RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Also, documents that we "incorporate by reference" into this Annual Report on Form 10-K, including documents that we subsequently file with the SEC will contain forward-looking statements. When we refer to forward looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the below risk factors describe forward looking information. The risk factors describe risks that may affect these statements but are not all inclusive, particularly with respect to possible future events. Many things can happen that can cause actual results to be different from those we describe. These factors include, but are not limited to the following:

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants and generally provide for reimbursement of real estate taxes and expenses of operating the property. The current economic conditions may impact the success of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from our tenants. We have seen some tenants experiencing declining sales, vacating early, failing to pay rent on a timely basis or filing for bankruptcy, as well as seeking rent relief from us as landlord. Any reduction in our tenants' abilities to pay base rent, percentage rent or other charges on a timely basis, including the filing by any of our tenants for bankruptcy protection, will adversely affect our financial condition and results of operations. In the event of default by a tenant, we may experience delays and unexpected costs in enforcing our rights as landlord under lease terms, which may also adversely affect our financial condition and results of operations.

Our net income depends on the success and continued presence of our "anchor" tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Anchor tenants generally occupy large amounts of square footage, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing significant numbers of customers to a property. The closing of one or more anchor stores at a property could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. As a result of the current economic conditions, we have seen a decrease in the number of tenants available to fill anchor spaces. Therefore, tenant demand for certain of our anchor spaces may decrease and as a result, we may see an increase in vacancy and/or a decrease in rents for those spaces that could have a negative impact to our net income.

We may be unable to collect balances due from tenants that file for bankruptcy protection.

If a tenant or lease guarantor files for bankruptcy, we may not be able to collect all pre-petition amounts owed by that party. In addition, a tenant that files for bankruptcy protection may terminate our lease in which event we would have a general unsecured claim that would likely be for less than the full amount owed to us for the remainder of the lease term, which could adversely affect our financial condition and results of operation.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration or termination of leases, whether by their terms, as a result of a tenant bankruptcy, general economic conditions or otherwise, leases for space in our properties may not be renewed, space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms which may include decreases in rental rates. As a result, our results of operations and our net income could be reduced.

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of December 31, 2010, we had approximately $1.8 billion of debt outstanding. Of that outstanding debt, approximately $506.7 million was secured by all or a portion of 21 of our real estate projects and approximately $59.9 million represented capital lease obligations on three of our properties. In addition, we own a 30% interest in a joint venture that had $57.6 million of debt secured by four properties as of December 31, 2010. Approximately $1.7 billion (95%) of our debt as of December 31, 2010, which includes all of our property secured debt and our capital lease obligations, is fixed rate debt. Our joint venture's debt of $57.6 million is also fixed rate debt. Our organizational documents do not limit the level or amount of debt that we may incur. The amount of our debt outstanding from time to time could have important consequences to our shareholders. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other appropriate business opportunities that may arise in the future;
- limit our ability to make distributions on our outstanding common shares and preferred shares;
- make it difficult to satisfy our debt service requirements;
- require us to dedicate increased amounts of our cash flow from operations to payments on debt upon refinancing or on our variable rate, unhedged debt, if interest rates rise;
- limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business;
- limit our ability to obtain any additional debt or equity financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopments or other general corporate purposes or to obtain such financing on favorable terms; and/or
- limit our flexibility in conducting our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt or meet our other cash needs. If we are unable to generate this cash flow from our business, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs, including the payment of dividends required to maintain our status as a real estate investment trust. We cannot assure you that any such refinancing, sale of assets or additional financing would be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants pursuant to our debt obligations that could restrict our operating activities, and the failure to comply with such covenants could result in defaults that accelerate payment under our debt.

Our revolving credit facility and certain series of notes include financial covenants that may limit our operating activities in the future. We are also required to comply with additional covenants that include, among other things, provisions:

- relating to the maintenance of property securing a mortgage;

- restricting our ability to pledge assets or create liens;
- restricting our ability to incur additional debt;
- restricting our ability to amend or modify existing leases at properties securing a mortgage;
- restricting our ability to enter into transactions with affiliates; and
- restricting our ability to consolidate, merge or sell all or substantially all of our assets.

As of December 31, 2010, we were in compliance with all of our financial covenants. If we were to breach any of our debt covenants, including the covenants listed above, and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Our development activities have inherent risks.

The ground up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. We generally do not intend to undertake on our own construction of any new large-scale mixed-use, ground-up development projects; however, we do intend to complete the development and construction of remaining phases of projects we already have started, such as Santana Row in San Jose, California and Assembly Row in Somerville, Massachusetts, as well as any future redevelopment of Mid Pike Plaza in Rockville, Maryland. We may undertake development of these and other projects if it is justifiable on a risk-adjusted return basis. We may also choose to delay completion of a project if market conditions do not allow an appropriate return. If conditions arise and we are not able or decide not to complete a project or if the expected cash flows of our project do not exceed the book value, an impairment of the project may be required. If additional phases of any of our existing projects or if any new projects are not successful, it may adversely affect our financial condition and results of operations.

A key component of our development at Assembly Row is the development of public infrastructure. This includes the roads throughout the project as well as the building of a "T-Stop", which is a stop on the greater Boston area's subway system, adjacent to our property. While we will contribute significantly to the infrastructure development, we also expect to receive substantial public funding for the project. The final funding decision and amount, however, is out of our control and therefore, there can be no assurance that we will receive the public funding. If we do not receive adequate public funding or necessary government approval for a T-Stop at the property, the project may not provide a justifiable risk- adjusted return resulting in a temporary or permanent hold on the project and a write-off of a portion of the project.

In addition to the risks associated with real estate investment in general as described elsewhere, the risks associated with our remaining development activities include:

- significant time lag between commencement and stabilization subjects us to greater risks due to fluctuations in the general economy;
- failure or inability to obtain construction or permanent financing on favorable terms;
- failure or inability to obtain public funding from governmental agencies to fund infrastructure projects;
- expenditure of money and time on projects that may never be completed;
- inability to achieve projected rental rates or anticipated pace of lease-up;

- higher than estimated construction or operating costs, including labor and material costs; and
- possible delay in completion of a project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of community and neighborhood shopping centers and other properties in densely populated areas with high average household incomes and significant barriers to adding competitive retail supply. The redevelopment and acquisition of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

- our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, or the time we estimate to complete the improvement, repositioning or redevelopment may be too short. As a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time;
- we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;
- we may not be able to integrate an acquisition into our existing operations successfully;
- properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project, within the time frames we project, at the time we make the decision to invest, which may result in the properties' failure to achieve the returns we projected;
- our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs or decrease cash flow from the property; and
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition of additional properties. We believe that it will be difficult to fund our expected growth with cash from operating activities because, in addition to other requirements, we are generally required to distribute to our shareholders at least 90% of our taxable income each year to continue to qualify as a REIT for federal income tax purposes. As a result, we must rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. Debt could include the sale of debt securities and mortgage loans from third parties. While we were able to consummate financings during 2009 and 2010, if economic conditions and conditions in the capital markets are not favorable at the time we need to raise capital, we may need to obtain capital on less favorable terms than in recent years for debt financings. Equity capital could include our common shares or preferred shares. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market's perception of our growth potential, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors as well as the impact of the economic environment, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Rising interest rates could adversely affect our cash flow and the market price of our outstanding debt and preferred shares.

Of our approximately $1.8 billion of debt outstanding as of December 31, 2010, approximately $86.4 million bears interest at variable rates and was unhedged. We may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase the interest expense on our variable rate debt and reduce our cash flow, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our shareholders. Although we have in the past and may in the future enter into hedging arrangements or other transactions as to all or a portion of our variable rate debt to limit our exposure to rising interest rates, the amounts we are required to pay under the variable rate debt to which the hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements. In addition, an increase in market interest rates may lead purchasers of our debt securities and preferred shares to demand a higher annual yield, which could adversely affect the market price of our outstanding debt securities and preferred shares and the cost and/or timing of refinancing or issuing additional debt securities or preferred shares.

The market value of our debt and equity securities is subject to various factors that may cause significant fluctuations or volatility.

As with other publicly traded securities, the market price of our debt and equity securities depends on various factors, which may change from time to time and/or may be unrelated to our financial condition, operating performance or prospects that may cause significant fluctuations or volatility in such prices. These factors include, among others:

- general economic and financial market conditions;
- level and trend of interest rates;
- our ability to access the capital markets to raise additional capital;
- the issuance of additional equity or debt securities;
- changes in our funds from operations ("FFO") or earnings estimates;
- changes in our debt or analyst ratings;
- our financial condition and performance;
- market perception of our business compared to other REITs; and/or
- market perception of REITs, in general, compared to other investment alternatives.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:

- economic downturns in general, or in the areas where our properties are located;
- adverse changes in local real estate market conditions, such as an oversupply or reduction in demand;
- changes in tenant preferences that reduce the attractiveness of our properties to tenants;
- zoning or regulatory restrictions;
- decreases in market rental rates;
- weather conditions that may increase or decrease energy costs and other weather-related expenses;
- costs associated with the need to periodically repair, renovate and re-lease space; and

- increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Each of these risks could result in decreases in market rental rates and increases in vacancy rates, which could adversely affect our financial condition and results of operation.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. Additionally, new properties that we may acquire or redevelop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with such new properties until they are fully occupied.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. This competition may:

- reduce properties available for acquisition;
- increase the cost of properties available for acquisition;
- reduce rents payable to us;
- interfere with our ability to attract and retain tenants;
- lead to increased vacancy rates at our properties; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet marketing and telemarketing. This competition could contribute to lease defaults and insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our shareholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions including being unable to sell a property at a return we believe is appropriate due to the economic environment. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our shareholders.

Our insurance coverage on our properties may be inadequate.

We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, rental loss and acts of terrorism. We also currently carry earthquake insurance on all of our properties in

California and environmental insurance on most of our properties. All of these policies contain coverage limitations. We believe these coverages are of the types and amounts customarily obtained for or by an owner of similar types of real property assets located in the areas where our properties are located. We intend to obtain similar insurance coverage on subsequently acquired properties.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could disrupt seriously our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Further, we may be unable to collect insurance proceeds if our insurers are unable to pay or contest a claim. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our shareholders.

We may have limited flexibility in dealing with our jointly owned investments.

Our organizational documents do not limit the amount of funds that we may invest in properties and assets owned jointly with other persons or entities. As of December 31, 2010, we held three predominantly retail real estate projects jointly with other persons in addition to our joint venture with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion"), Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership") and properties owned in a "downREIT" structure. We may make additional joint investments in the future. Our existing and future joint investments may subject us to special risks, including the possibility that our partners or co-investors might become bankrupt, that those partners or co-investors might have economic or other business interests or goals which are unlike or incompatible with our business interests or goals, that those partners or co-investors might be in a position to take action contrary to our suggestions or instructions, or in opposition to our policies or objectives, and that disputes may develop with our joint venture partners over decisions affecting the property or the joint venture, which may result in litigation or arbitration or some other form of dispute resolution. Although as of December 31, 2010, we held the managing general partnership or membership interest in all of our existing co-investments, except Newbury Street Partnership, we must obtain the consent of the co-investor or meet defined criteria to sell or to finance these properties. Joint ownership gives a third party the opportunity to influence the return we can achieve on some of our investments and may adversely affect our ability to make distributions to our shareholders. We may also be liable for the actions of our co-investors.

On July 1, 2004, we entered into a joint venture with Clarion for purposes of acquiring properties. Although we are the managing general partner of that entity, we have only a 30% ownership interest in that entity. Our partner's consent is required to take certain actions with respect to the properties acquired by the venture, and as a result, we may not be able to take actions that we believe are necessary or desirable to protect or increase the value of the property or the property's income stream. Pursuant to the terms of our partnership, we must obtain our partner's consent to do the following:

- enter into new anchor tenant leases, modify existing anchor tenant leases or enforce remedies against anchor tenants;
- make certain repairs, renovations or other changes or improvements to properties; and
- sell or finance the property with secured debt.

The terms of our partnership require that certain acquisition opportunities be presented first to the joint venture, which limits our ability to acquire properties for our own account which could, in turn, limit our ability to grow. Our joint venture with Clarion is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. Either partner may initiate these provisions at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. Our investment in this joint venture is also subject to the risks described above for jointly owned investments. As of December 31, 2010, this joint venture owned seven properties.

In addition, in May 2010, we formed Newbury Street Partnership, a joint venture limited partnership with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), which plans to acquire, operate and redevelop up to $200 million of properties located primarily in the Back Bay section of Boston, Massachusetts. We do not serve as general partner or manager for this joint venture; however, Taurus must obtain our consent for certain major decisions. Our joint venture with Taurus is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. The buy-sell can be exercised only in certain circumstances through May 2014 and may be initiated by either party at anytime thereafter, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Taurus' interest. As of December 31, 2010, Newbury Street Partnership owned two mixed-use buildings on Newbury Street.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a lease does not require compliance or if a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of this Act, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with this Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all laws and regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT for federal income tax purposes and currently intend to operate in a manner that will allow us to continue to qualify as a REIT under the Code. However, we cannot assure you that we will remain qualified as such in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions and applicable income tax regulations that have been issued under the Code. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and certain other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT:

- we would not be allowed a deduction for distributions to shareholders in computing taxable income;
- we would be subject to federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax;
- unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;
- we could be required to pay significant income taxes, which would substantially reduce the funds available for investment or for distribution to our shareholders for each year in which we failed or were not permitted to qualify; and
- we would no longer be required by law to make any distributions to our shareholders.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. We are subject to income tax on amounts of undistributed taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years. We intend to make distributions to shareholders to comply with the Code's distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:

- our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and
- non-deductible capital expenditures, creation of reserves, or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on terms we might otherwise find unfavorable and we may have to borrow funds even if our management believes the market conditions make borrowing financially unattractive. Current tax law also allows us to pay a portion of our distributions in shares instead of cash.

To maintain our status as a REIT, we limit the amount of shares any one shareholder can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of any taxable year. To protect our REIT status, our declaration of trust prohibits any one shareholder from owning (actually or constructively) more than 9.8% in value of the outstanding common shares or of any class or series of outstanding preferred shares. The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 9.8% in value of the outstanding common shares and/or a class or series of preferred shares (or the acquisition of an interest in an entity that owns common shares or preferred shares) by an individual or entity could cause that individual or entity (or another) to own constructively more than 9.8% in value of the outstanding capital stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the 9.8% ownership limit.

The Board of Trustees may waive these restrictions on a case-by-case basis. In addition, the Board of Trustees and two-thirds of our shareholders eligible to vote at a shareholder meeting may remove these restrictions if they determine it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The 9.8% ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for the common shares or otherwise be in the shareholders' best interest.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common shares at historical rates or to increase our common share dividend rate, and our ability to pay preferred share dividends and service our debt securities, will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend on our common shares, it could have an adverse effect on the market price of our common shares and other securities. Any preferred shares we may offer in the future may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common shares. Conversely, payment of dividends on our common shares may be subject to payment in full of the dividends on any preferred shares and payment of interest on any debt securities we may offer.

Certain tax and anti-takeover provisions of our declaration of trust and bylaws may inhibit a change of our control.

Certain provisions contained in our declaration of trust and bylaws and the Maryland General Corporation Law, as applicable to Maryland REITs, may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the shareholders from receiving a premium for their common shares over then prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- authorization of the issuance of our preferred shares with powers, preferences or rights to be determined by the Board of Trustees;
- special meetings of our shareholders may be called only by the chairman of the board, the chief executive officer, the president, by one-third of the trustees or by shareholders possessing no less than 25% of all the votes entitled to be cast at the meeting;
- the Board of Trustees, without a shareholder vote, can classify or reclassify unissued shares of beneficial interest, including the reclassification of common shares into preferred shares and vice-versa;
- a two-thirds shareholder vote is required to approve some amendments to the declaration of trust;
- advance notice requirements for proposals to be presented at shareholder meetings; and
- a shareholder rights plan that provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a number of common shares equal in value to two times the purchase price, which initially will be equal to $65 per share, subject to certain adjustments.

In addition, if we elect to be governed by it in the future, the Maryland control share acquisition law could delay or prevent a change in control. Under Maryland law, unless a REIT elects not to be subject to this law, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by shareholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer and by officers or trustees who are employees of the REIT. "Control shares" are voting shares that would entitle the acquirer to exercise voting power in electing trustees within specified ranges of voting power. A "control share acquisition" means the acquisition of control shares, with some exceptions.

Our bylaws state that the Maryland control share acquisition law will not apply to any acquisition by any person of our common shares. This bylaw provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares, by a vote of a majority of the shareholders entitled to vote, and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

We may amend or revise our business policies without your approval.

Our Board of Trustees may amend or revise our operating policies without shareholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Trustees. The Board of Trustees may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities.

The current business plan adopted by our Board of Trustees focuses on our investment in quality retail based properties that are frequently neighborhood and community shopping centers, principally through redevelopments and acquisitions. If this business plan is not successful, it could have a material adverse effect on our financial condition and results of operations.

Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements that we make, including those in this Annual Report on Form 10-K. Except as may be required by law, we make no promise to update any of the forward-looking statements as a result of new information, future events or otherwise. You should carefully review the above risks and the risk factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

General

As of December 31, 2010, we owned or had a majority ownership interest in community and neighborhood shopping centers and mixed-used properties which are operated as 85 predominantly retail real estate projects comprising approximately 18.3 million square feet. These properties are located primarily in densely populated and affluent communities in strategic metropolitan markets in the Northeast and Mid-Atlantic regions of the United States, as well as California. No single property accounted for over 10% of our 2010 total revenue. We believe that our properties are adequately covered by commercial general liability, fire, flood, earthquake, terrorism and business interruption insurance provided by reputable companies, with commercially reasonable exclusions, deductibles and limits.

Tenant Diversification

As of December 31, 2010, we had approximately 2,400 leases, with tenants ranging from sole proprietors to major national and international retailers. No one tenant or affiliated group of tenants accounted for more than 2.6% of our annualized base rent as of December 31, 2010. As a result of our tenant diversification, we believe our exposure to any one bankruptcy filing in the retail sector has not been and will not be significant, however, multiple filings by a number of retailers could have a significant impact.

Geographic Diversification

Our 85 real estate projects are located in 13 states and the District of Columbia. The following table shows the number of projects, the gross leasable area ("GLA") of commercial space and the percentage of total portfolio gross leasable area of commercial space in each state as of December 31, 2010.

State	Number of Projects	Gross Leasable Area	Percentage of Gross Leasable Area
		(In square feet)	
Maryland	17	3,706,000	20.2%
Virginia	15	3,616,000	19.8%
California	12	2,497,000	13.7%
Pennsylvania(1)	11	2,405,000	13.1%
New Jersey	4	1,383,000	7.6%
Massachusetts	7	1,382,000	7.6%
New York	6	1,198,000	6.5%
Illinois	4	752,000	4.1%
Connecticut(1)	2	305,000	1.7%
Florida	2	308,000	1.7%
Michigan	1	217,000	1.2%
Texas	1	196,000	1.1%
District of Columbia	2	168,000	0.9%
North Carolina	1	153,000	0.8%
Total	**85**	**18,286,000**	**100.0%**

(1) Additionally, we own two participating mortgages totaling approximately $29.4 million secured by multiple buildings in Manayunk, Pennsylvania, and $18.3 million of loans secured by two properties in Norwalk, Connecticut.

Leases, Lease Terms and Lease Expirations

Our leases are classified as operating leases and typically are structured to require the monthly payment of minimum rents in advance, subject to periodic increases during the term of the lease, percentage rents based on the level of sales achieved by tenants, and reimbursement of a majority of on-site operating expenses and real estate taxes. These features in our leases generally reduce our exposure to higher costs and allow us to participate in improved tenant sales.

Commercial property leases generally range from 3 to 10 years; however, certain leases, primarily with anchor tenants, may be longer. Many of our leases contain tenant options that enable the tenant to extend the term of the lease at expiration at pre-established rental rates that often include fixed rent increases, consumer price index adjustments or other market rate adjustments from the prior base rent. Leases on residential units are generally for a period of one year or less and, in 2010, represented approximately 4.1% of total rental income.

The following table sets forth the schedule of lease expirations for our commercial leases in place as of December 31, 2010 for each of the 10 years beginning with 2011 and after 2020 in the aggregate assuming that none of the tenants exercise future renewal options. Annualized base rents reflect in-place contractual rents as of December 31, 2010.

Year of Lease Expiration	Leased Square Footage Expiring	Percentage of Leased Square Footage Expiring	Annualized Base Rent Represented by Expiring Leases	Percentage of Annualized Base Rent Represented by Expiring Leases
2011	1,412,000	8%	34,881,000	9%
2012	2,242,000	13%	50,088,000	13%
2013	2,070,000	12%	49,733,000	13%
2014	2,244,000	13%	51,217,000	13%
2015	1,789,000	11%	41,035,000	11%
2016	1,397,000	8%	34,708,000	9%
2017	1,125,000	7%	24,705,000	6%
2018	965,000	6%	19,015,000	5%
2019	718,000	4%	17,658,000	4%
2020	705,000	4%	19,185,000	5%
Thereafter	2,358,000	14%	45,448,000	12%
Total	17,025,000	100%	$387,673,000	100%

Retail and Residential Properties

The following table sets forth information concerning all real estate projects in which we owned an equity interest, had a leasehold interest, or otherwise controlled and are consolidated as of December 31, 2010. Except as otherwise noted, we are the sole owner of our retail real estate projects. Principal tenants are the largest tenants in the project based on square feet leased or are tenants important to a project's success due to their ability to attract retail customers.

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
California						
150 Post Street San Francisco, CA 94108	1908, 1965	1997	102,000	$42.36	100%	Brooks Brothers H & M
Colorado Blvd Pasadena, CA(3)	1905-1988	1996/1998	69,000	$37.58	99%	Pottery Barn Banana Republic
Crow Canyon Commons San Ramon, CA(3)(12)	1980-2006	2005/2007	242,000	$19.02	89%	Lucky Loehmann's Rite Aid
Escondido Promenade Escondido, CA 92029(4)(13)	1987	1996/2010	222,000	$23.76	98%	Toys R Us TJ Maxx
Fifth Avenue San Diego, CA	1888-1995	1996- 1997	51,000	$27.46	93%	Urban Outfitters
Hermosa Avenue Hermosa Beach, CA	1922	1997	23,000	$31.59	100%	
Hollywood Blvd Hollywood, CA(5)	1921-1991	1999	153,000	$21.90	75%	DSW L.A. Fitness Fresh & Easy
Kings Court Los Gatos, CA 95032(3)(6)	1960	1998	79,000	$28.43	97%	Lunardi's Supermarket CVS
Old Town Center Los Gatos, CA 95030	1962, 1998	1997	95,000	$30.04	97%	Borders Books Gap Kids Banana Republic
Santana Row—Retail San Jose, CA 95128	2002, 2009	1997	608,000	$44.31	99%	Crate & Barrel Borders Books Container Store Best Buy CineArts Theatre Hotel Valencia
Santana Row—Residential San Jose, CA 95128	2003-2006	1997	295 units	N/A	96%	
Third Street Promenade Santa Monica, CA	1888-2000	1996- 2000	209,000	$61.59	97%	Abercrombie & Fitch J. Crew Old Navy Banana Republic
Westgate San Jose, CA	1960-1966	2004	644,000	$12.96	95%	Safeway Target Burlington Coat Factory Barnes & Noble Ross Dress For Less Michaels
Connecticut						
Bristol Bristol, CT 06010	1959	1995	269,000	$12.24	94%	Stop & Shop TJ Maxx
Greenwich Avenue Greenwich Avenue, CT	1993	1995	36,000	$53.00	100%	Saks Fifth Avenue

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
District of Columbia						
Friendship Center Washington, DC 20015	1998	2001	119,000	$33.15	100%	Maggiano's Borders Books
Sam's Park & Shop Washington, DC 20008	1930	1995	49,000	$38.41	100%	Petco
Florida						
Courtyard Shops Wellington, FL 33414(12)	1990, 1998	2008	130,000	$19.28	88%	Publix
Del Mar Village Boca Raton, FL 33433	1982, 1984 & 2007	2008	178,000	$17.24	90%	Winn Dixie CVS
Illinois						
Crossroads Highland Park, IL 60035	1959	1993	168,000	$17.46	95%	Golfsmith Guitar Center LA Fitness
Finley Square Downers Grove, IL 60515	1974	1995	315,000	$10.58	99%	Bed, Bath & Beyond Petsmart Buy Buy Baby
Garden Market Western Springs, IL 60558	1958	1994	140,000	$12.50	95%	Dominick's Walgreens
North Lake Commons Lake Zurich, IL 60047	1989	1994	129,000	$12.19	89%	Dominick's
Maryland						
Bethesda Row Bethesda, MD 20814(3)(12)	1945-1991 2001	1993/2006 2008/2010	521,000	$43.21	96%	Apple Computer Barnes & Noble Giant Food Landmark Theater
Bethesda Row Residential Bethesda, MD 20814	2008	1993	180 units	N/A	96%	
Congressional Plaza Rockville, MD 20852(8)	1965	1965	332,000	$31.88	100%	Buy Buy Baby Whole Foods Container Store
Congressional Plaza Residential Rockville, MD 20852(8)	2003	1965	146 units	N/A	92%	
Courthouse Center Rockville, MD 20852	1975	1997	36,000	$17.67	93%	
Federal Plaza Rockville, MD 20852(12)	1970	1989	248,000	$32.00	87%	Micro Center Ross Dress For Less TJ Maxx Trader Joe's
Free State Shopping Center Bowie, MD 20715(10)	1970	2007	279,000	$15.21	88%	Giant Food TJ Maxx Ross Dress For Less Office Depot
Gaithersburg Square Gaithersburg, MD 20878	1966	1993	209,000	$25.10	79%	Bed, Bath & Beyond Ross Dress For Less
Governor Plaza Glen Burnie, MD 21961	1963	1985	268,000	$17.17	87%	Bally Total Fitness Aldi Dick's Sporting Goods
Laurel Centre Laurel, MD 20707	1956	1986	388,000	$18.35	85%	Giant Food Marshalls
Mid Pike Plaza Rockville, MD 20852	1963	1982/2007	309,000	$27.12	73%	Bally Total Fitness Toys R Us A.C. Moore

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Perring Plaza Baltimore, MD 21134	1963	1985	401,000	$12.42	98%	Burlington Coat Factory Home Depot Shoppers Food Warehouse Jo-Ann Stores
Plaza Del Mercado Silver Spring, MD 20906(10)(12)	1969	2004	96,000	$19.64	93%	Giant Food CVS
Quince Orchard Gaithersburg, MD 20877(3)	1975	1993	248,000	$20.07	63%	Magruders Staples
Rockville Town Square Rockville, MD 20852	2006-2007	2006-2007	182,000	$33.13	78%	CVS Gold's Gym
Rollingwood Apartments Silver Spring, MD 20910 9 three-story buildings(12)	1960	1971	282 units	N/A	97%	
THE AVENUE at White Marsh Baltimore, MD 21236(9)(12)	1997	2007	298,000	$21.14	100%	AMC Loews Old Navy Barnes & Noble A.C. Moore
The Shoppes at Nottingham Square Baltimore, MD 21236	2005-2006	2007	52,000	$37.54	100%	
White Marsh Other Baltimore, MD 21236	1985	2007	49,000	$28.05	100%	
White Marsh Plaza Baltimore, MD 21236(12)	1987	2007	80,000	$20.12	100%	Giant Food
Wildwood Bethesda, MD 20814(12)	1958	1969	85,000	$82.52	97%	CVS Balducci's
Massachusetts						
Assembly Square Marketplace/ Assembly Row Somerville, MA 02145	2005	2005-2010	332,000	$16.42	100%	Bed, Bath & Beyond Christmas Tree Shops Kmart Staples TJ Maxx A.C. Moore Sports Authority
Atlantic Plaza North Reading, MA 01864(10)(12)	1960	2004	123,000	$17.05	87%	Stop & Shop Sears
Campus Plaza Bridgewater, MA 02324(10)	1970	2004	117,000	$12.74	94%	Roche Brothers Burlington Coat Factory
Chelsea Commons Chelsea, MA 02150(12)	1962-1969, 2008	2006-2008	222,000	$10.71	100%	Sav-A-Lot Home Depot Planet Fitness
Dedham Dedham, MA 02026	1959	1993	243,000	$15.79	93%	Star Market
Linden Square Wellesley, MA 02481	1960, 2008	2006	218,000	$40.13	92%	Roche Brothers Supermarket CVS
Newbury Street Boston, MA 02116(10)	1877-1929	2010	32,000	$80.37	55%	Pierre Deux Jonathan Adler
North Dartmouth North Dartmouth, MA 02747	2004	2006	48,000	$13.80	100%	Stop & Shop
Pleasant Shops Weymouth, MA 02190(10)	1974	2004	129,000	$13.60	94%	Foodmaster Marshalls
Queen Anne Plaza Norwell, MA 02061	1967	1994	149,000	$15.11	100%	TJ Maxx Hannaford
Saugus Plaza Saugus, MA 01906	1976	1996	170,000	$10.81	94%	Kmart Super Stop & Shop

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Michigan						
Gratiot Plaza Roseville, MI 48066	1964	1973	217,000	$11.73	99%	Bed, Bath & Beyond Best Buy Kroger DSW
North Carolina						
Eastgate Chapel Hill, NC 27514	1963	1986	153,000	$20.68	100%	Stein Mart Trader Joe's
New Jersey						
Brick Plaza Brick Township, NJ 08723(3)(12)	1958	1989	409,000	$15.05	95%	A&P Supermarket Barnes & Noble AMC Loews Sports Authority
Ellisburg Circle Cherry Hill, NJ 08034	1959	1992	267,000	$14.83	94%	Genuardi's Buy Buy Baby Stein Mart
Mercer Mall Lawrenceville, NJ 08648(3)(7)	1975	2003	500,000	$20.30	100%	Raymour & Flanigan Bed, Bath & Beyond DSW TJ Maxx Shop Rite
Troy Parsippany-Troy, NJ 07054	1966	1980	207,000	$20.24	100%	Pathmark L.A. Fitness
New York						
Forest Hills Forest Hills, NY	1937-1987	1997	46,000	$20.04	96%	Midway Theatre
Fresh Meadows Queens, NY 11365	1949	1997	405,000	$25.16	98%	AMC Loews Kohl's
Greenlawn Plaza Greenlawn, NY 11743(10)(12)	1975, 2004	2006	106,000	$16.00	99%	Waldbaum's Tuesday Morning
Hauppauge Hauppauge, NY 11788(12)	1963	1998	133,000	$24.39	100%	Shop Rite A.C. Moore
Huntington Huntington, NY 11746	1962	1988/2007	292,000	$20.94	99%	Barnes & Noble Bed, Bath & Beyond Buy Buy Baby Toys R Us Michaels
Huntington Square East Northport, NY 11731(3)	1980, 2007	2010	74,000	$24.98	89%	Barnes & Noble
Melville Mall Huntington, NY 11747(11)(12)	1974	2006	248,000	$17.98	100%	Waldbaum's Marshalls Kohl's
Pennsylvania						
Andorra Philadelphia, PA 19128	1953	1988	267,000	$14.05	95%	Acme Markets Kohl's Staples L.A. Fitness
Bala Cynwyd Bala Cynwyd, PA 19004	1955	1993	282,000	$17.26	99%	Acme Markets Lord & Taylor L.A. Fitness

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Feasterville Feasterville, PA 19047	1958	1980	111,000	$13.81	100%	Giant Food OfficeMax
Flourtown Flourtown, PA 19031	1957	1980	166,000	$22.44	48%	Genuardi's
Lancaster Lancaster, PA 17601(7)	1958	1980	126,000	$17.64	94%	Giant Food Michaels
Langhorne Square Levittown, PA 19056	1966	1985	219,000	$14.76	96%	Marshalls Redner's Warehouse Market
Lawrence Park Broomall, PA 19008(12)	1972	1980	353,000	$18.37	98%	Acme Markets TJ Maxx CHI HomeGoods
Northeast Philadelphia, PA 19114	1959	1983	284,000	$11.30	89%	Burlington Coat Factory Marshalls
Town Center of New Britain New Britain, PA 18901	1969	2006	124,000	$9.09	86%	Giant Food Rite Aid
Willow Grove Willow Grove, PA 19090	1953	1984	216,000	$19.21	90%	Barnes & Noble HomeGoods Marshalls
Wynnewood Wynnewood, PA 19096(12)	1948	1996	257,000	$24.74	96%	Bed, Bath & Beyond Borders Books Genuardi's Old Navy
Texas						
Houston Street San Antonio, TX	1890-1935	1998	196,000	$22.44	83%	Hotel Valencia Walgreens
Virginia						
Barcroft Plaza Falls Church, VA 22041(10)(12)	1963, 1972 & 1990	2006-2007	101,000	$22.48	88%	Harris Teeter Bank of America
Barracks Road Charlottesville, VA 22905(12)	1958	1985	486,000	$21.44	99%	Anthropologie Bed, Bath & Beyond Harris Teeter Kroger Barnes & Noble Old Navy Michaels Ulta
Falls Plaza/Falls Plaza—East Falls Church, VA 22046	1960-1962	1967/1972	144,000	$29.82	100%	Giant Food CVS Staples
Idylwood Plaza Falls Church, VA 22030(12)	1991	1994	73,000	$41.81	100%	Whole Foods
Leesburg Plaza Leesburg, VA 20176(6)(12)	1967	1998	236,000	$22.14	95%	Giant Food Pier 1 Imports Office Depot Petsmart
Loehmann's Plaza Fairfax, VA 22042(12)	1971	1983	268,000	$26.20	96%	Bally Total Fitness Giant Food Loehmann's Dress Shop

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Mount Vernon/South Valley/ 7770 Richmond Hwy Alexandria, VA 22306(3)(6)(12)	1966 1974	2003/2006	565,000	$15.32	95%	Shoppers Food Warehouse Bed, Bath & Beyond Michaels Home Depot TJ Maxx Gold's Gym
Old Keene Mill Springfield, VA 22152	1968	1976	92,000	$33.35	97%	Whole Foods Walgreens
Pan Am Fairfax, VA 22031	1979	1993	227,000	$18.41	100%	Michaels Micro Center Safeway
Pentagon Row Arlington, VA 22202(12)	2001 2002	1998/2010	296,000	$33.69	99%	Harris Teeter Bed, Bath & Beyond Bally Total Fitness DSW
Pike 7 Plaza Vienna, VA 22180(6)	1968	1997	164,000	$38.11	100%	DSW Staples TJ Maxx
Shoppers' World Charlottesville, VA 22091(12)	1975 2001	2007	169,000	$11.92	94%	Whole Foods Staples
Shops at Willow Lawn Richmond, VA 23230	1957	1983	480,000	$16.02	88%	Kroger Old Navy Ross Dress For Less Staples
Tower Shopping Center Springfield, VA 22150	1960	1998	112,000	$24.04	91%	Talbots
Tyson's Station Falls Church, VA 22043(12)	1954	1978	49,000	$39.43	100%	Trader Joe's
Village at Shirlington Arlington, VA 22206(7)	1940, 2006 2009	1995	255,000	$33.22	98%	AMC Loews Carlyle Grand Café Harris Teeter
Total All Regions—Retail(14)			**18,286,000**	**$22.77**	**94%**	
Total All Regions—Residential			**903 units**		**95%**	

(1) Represents the physical square footage of the commercial portion of the property, which may differ from the gross leasable square footage used to express percentage leased. Some of our properties include office space which is included in this square footage but is not material in total.

(2) Retail percentage leased is expressed as a percentage of rentable commercial square feet occupied or subject to a lease under which rent is currently payable and includes square feet covered by leases for stores not yet opened. Residential percentage leased is expressed as a percentage of units occupied or subject to a lease.

(3) All or a portion of this property is owned pursuant to a ground lease.

(4) We own the controlling interest in this center.

(5) We own a 90% general and limited partnership interests in these buildings.

(6) We own this property in a "downREIT" partnership, of which a wholly owned subsidiary of the Trust is the sole general partner, with third party partners holding operating partnership units.

(7) All or a portion of this property is subject to a capital lease obligation.

(8) We own a 64.1% membership interest in this property.

(9) 50% of the ownership of this property is in a "downREIT" partnership, of which a wholly owned subsidiary of the Trust is the sole general partner, with third party partners holding operating partnership units.

(10) Properties acquired through the Taurus Newbury Street JV II Limited Partnership or a joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.

(11) The Trust controls Melville Mall through a 20 year master lease and secondary financing to the owner. Because the Trust controls the activities that most significantly impact this property and retains substantially all of the economic benefit and risk associated with it, we consolidate this property and its operations

(12) All or a portion of this property is encumbered by a mortgage loan.
(13) On November 10, 2010, we acquired an adjacent site to this property which totaled approximately 75,000 square feet, and we are in the process of preparing the space for lease.
(14) Aggregate information is calculated on a GLA weighted-average basis, excluding properties acquired through the Taurus Newbury Street JV II Limited Partnership and a joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.

ITEM 3. LEGAL PROCEEDINGS

In May 2003, a breach of contract action was filed against us in the United States District Court for the Northern District of California, San Jose Division, alleging that a one page document entitled "Final Proposal" constituted a ground lease of a parcel of property located adjacent to our Santana Row property and gave the plaintiff the option to require that we acquire the property at a price determined in accordance with a formula included in the "Final Proposal." The "Final Proposal" explicitly stated that it was subject to approval of the terms and conditions of a formal agreement. A trial as to liability only was held in June 2006 and a jury rendered a verdict against us.

A trial on the issue of damages was held in April 2008 and the court issued a tentative ruling in April 2009 awarding damages to the plaintiff of approximately $14.4 million plus interest. Accordingly, considering all the information available to us when we filed our March 31, 2009 Form 10-Q, our best estimate of damages, interest, and other costs was $21.4 million resulting in an increase in our accrual for this matter of $20.6 million. In June 2009, the court issued a final judgment awarding damages of $15.9 million (including interest) plus costs of suit and in July 2009, we and the plaintiff both filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. In December 2009, the plaintiff filed an "appellee's principal and response brief" providing additional information regarding the issues the plaintiff is appealing. Given the additional information regarding the appeal, we lowered our accrual to $16.4 million in the fourth quarter 2009, which reflected our best estimate of the litigation liability. Oral arguments on the appeal were heard in December 2010. A final ruling on the appeal was issued in February 2011 which rejected both appeals and consequently, affirmed the final judgment against us. Therefore, in December 2010, we adjusted our accrual to $16.2 million which reflects the amount we expect to pay in first quarter 2011.

The net change in our accrual in 2010 and 2009 is included in "litigation provision" in our consolidated statements of operations. The litigation accrual of $16.2 million and $16.4 million at December 31, 2010 and 2009, respectively, is included in the "accounts payable and accrued expenses" line item in our consolidated balance sheets. During 2010 and 2009, we incurred additional legal and other costs related to this lawsuit and appeal process which are also included in the "litigation provision" line item in the consolidated statements of operations.

ITEM 4. [REMOVED AND RESERVED]

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares trade on the New York Stock Exchange under the symbol "FRT." Listed below are the high and low closing prices of our common shares as reported on the New York Stock Exchange and the dividends declared for each of the periods indicated.

	Price Per Share		Dividends Declared
	High	Low	Per Share
2010			
Fourth quarter	$84.32	$74.87	$0.670
Third quarter	$83.32	$68.91	$0.670
Second quarter	$79.52	$68.35	$0.660
First quarter	$74.11	$63.07	$0.660
2009			
Fourth quarter	$70.49	$57.49	$0.660
Third quarter	$66.03	$48.24	$0.660
Second quarter	$59.28	$45.51	$0.650
First quarter	$60.31	$38.82	$0.650

On February 9, 2011, there were 3,666 holders of record of our common shares.

Our ongoing operations generally will not be subject to federal income taxes as long as we maintain our REIT status and distribute to shareholders at least 100% of our taxable income. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income.

Future distributions will be at the discretion of our Board of Trustees and will depend on our actual net income available for common shareholders, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our regular annual dividend rate for 43 consecutive years.

Our total annual dividends paid per common share for 2010 and 2009 were $2.65 per share and $2.61 per share, respectively. The annual dividend amounts are different from dividends as calculated for federal income tax purposes. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable capital gain. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of increasing the amount of gain, or reducing the amount of loss, recognized upon the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2011 or subsequent years will constitute a return of capital for federal income tax purposes. During a year in which a REIT earns a net long-term capital gain, the REIT can elect under Section 857(b)(3) of the Code to designate a portion of dividends paid to shareholders as capital gain dividends. If this election is made, then the capital gain dividends are generally taxable to the shareholder as long-term capital gains.

The following table reflects the income tax status of distributions per share paid to common shareholders:

	Year Ended December 31,	
	2010	2009
Ordinary dividend	$2.519	$2.377
Ordinary dividend eligible for 15% tax rate	0.025	0.024
Return of capital	0.106	0.183
Capital gain		0.026
	$2.650	$2.610

Distributions on our 5.417% Series 1 Cumulative Convertible Preferred Shares were paid at the rate of $1.354 per share per annum commencing on the issuance date of March 8, 2007. We do not believe that the preferential rights available to the holders of our preferred shares or the financial covenants contained in our debt agreements had or will have an adverse effect on our ability to pay dividends in the normal course of business to our common shareholders or to distribute amounts necessary to maintain our qualification as a REIT.

Recent Sales of Unregistered Shares

Under the terms of various operating partnership agreements of certain of our affiliated limited partnerships, the interest of limited partners in those limited partnerships may be redeemed, subject to certain conditions, for cash or an equivalent number of our common shares, at our option. On October 8, 2010 and November 16, 2010, we redeemed 3,473 operating partnership units each for the equivalent number of our common shares. All other equity securities sold by us during 2010 that were not registered have been previously reported in a Quarterly Report on Form 10-Q.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No equity securities were purchased by us during 2010. However, 495 restricted common shares were forfeited by former employees.

ITEM 6. SELECTED FINANCIAL DATA

The following table includes certain financial information on a consolidated historical basis. You should read this section in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." Our selected operating data, other data and balance sheet data for the years ended December 31, 2006 through 2009 have been reclassified to conform to the 2010 presentation.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data and ratios)				
Operating Data:					
Rental income	$ 525,528	$ 512,725	$ 501,055	$ 464,884	$ 413,719
Property operating income(1)	$ 374,532	$ 363,782	$ 354,731	$ 336,434	$ 301,229
Income from continuing operations	$ 127,107	$ 102,379	$ 120,616	$ 99,430	$ 94,276
Gain on sale of real estate	$ 1,410	$ 1,298	$ 12,572	$ 94,768	$ 23,956
Net income	$ 128,237	$ 103,872	$ 135,153	$ 201,127	$ 123,065
Net income attributable to the Trust	$ 122,790	$ 98,304	$ 129,787	$ 195,537	$ 118,712
Net income available for common shareholders	$ 122,249	$ 97,763	$ 129,246	$ 195,095	$ 103,514
Net cash provided by operating activities	$ 256,735	$ 256,765	$ 228,285	$ 214,209	$ 186,654
Net cash used in investing activities	$(187,088)	$(127,341)	$(207,567)	$(151,439)	$(317,429)
Net cash (used in) provided by financing activities	$(189,239)	$ (9,258)	$ (56,186)	$ (23,574)	$ 133,631
Dividends declared on common shares	$ 163,382	$ 157,638	$ 148,444	$ 135,102	$ 133,066
Weighted average number of common shares outstanding:					
Basic	61,182	59,704	58,665	56,108	53,469
Diluted	61,324	59,830	58,889	56,473	53,858
Earnings per common share, basic:					
Continuing operations	$ 1.97	$ 1.60	$ 1.94	$ 1.66	$ 1.39
Discontinued operations	0.01	0.03	0.25	1.81	0.40
Gain on sale of real estate	0.01	—	—	—	0.14
Total	$ 1.99	$ 1.63	$ 2.19	$ 3.47	$ 1.93
Earnings per common share, diluted:					
Continuing operations	$ 1.96	$ 1.60	$ 1.94	$ 1.65	$ 1.38
Discontinued operations	0.01	0.03	0.25	1.80	0.39
Gain on sale of real estate	0.01				0.14
Total	$ 1.98	$ 1.63	$ 2.19	$ 3.45	$ 1.91
Dividends declared per common share(2)	$ 2.66	$ 2.62	$ 2.52	$ 2.37	$ 2.46
Other Data:					
Funds from operations available to common shareholders(3)(4)(5)	$ 239,210	$ 211,065	$ 228,397	$ 206,037	$ 176,419
EBITDA(4)(6)	$ 352,481	$ 328,491	$ 344,465	$ 423,150	$ 321,136
Adjusted EBITDA(4)(6)	$ 351,071	$ 327,193	$ 331,893	$ 328,382	$ 297,180
Ratio of EBITDA to combined fixed charges and preferred share dividends(4)(6)(7)	3.1x	2.8x	3.2x	3.3x	2.6x
Ratio of Adjusted EBITDA to combined fixed charges and preferred share dividends(4)(6)(7)	3.1x	2.7x	3.1x	2.6x	2.4x

	As of December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Balance Sheet Data:					
Real estate, at cost	$3,895,942	$3,759,234	$3,673,685	$3,452,847	$3,204,258
Total assets	$3,159,553	$3,222,309	$3,092,776	$2,989,297	$2,688,606
Mortgages payable and capital lease obligations	$ 589,441	$ 601,884	$ 452,810	$ 450,084	$ 460,398
Notes payable	$ 97,881	$ 261,745	$ 336,391	$ 210,820	$ 109,024
Senior notes and debentures	$1,079,827	$ 930,219	$ 956,584	$ 977,556	$1,127,508
Preferred shares	$ 9,997	$ 9,997	$ 9,997	$ 9,997	$ —
Shareholders' equity	$1,181,130	$1,209,063	$1,146,954	$1,146,450	$ 806,269
Number of common shares outstanding	61,526	61,242	58,986	58,646	55,321

(1) Property operating income is a non-GAAP measure that consists of rental income, other property income and mortgage interest income, less rental expenses and real estate taxes. This measure is used internally to evaluate the performance of property operations and we consider it to be a significant measure. Property operating income should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.

(2) The 2006 dividends declared per common share include a special dividend of $0.20 resulting from the sales of condominiums at Santana Row.

(3) FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as follows: net income, computed in accordance with U.S. GAAP, plus depreciation and amortization of real estate assets and excluding extraordinary items and gains on the sale of real estate. We compute FFO in accordance with the NAREIT definition, and we have historically reported our FFO available for common shareholders in addition to our net income.

We consider FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. Additional information regarding our calculation of FFO is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The reconciliation of net income to funds from operations available for common shareholders is as follows:

	2010	2009	2008	2007	2006
	(In thousands)				
Net income	$128,237	$103,872	$135,153	$201,127	$123,065
Net income attributable to noncontrolling interests	(5,447)	(5,568)	(5,366)	(5,590)	(4,353)
Gain on sale of real estate	(1,410)	(1,298)	(12,572)	(94,768)	(23,956)
Depreciation and amortization of real estate assets	107,187	103,104	101,450	95,565	88,649
Amortization of initial direct costs of leases	9,552	9,821	8,771	8,473	7,390
Depreciation of joint venture real estate assets	1,499	1,388	1,331	1,241	768
Funds from operations	239,618	211,319	228,767	206,048	191,563
Dividends on preferred shares	(541)	(541)	(541)	(442)	(10,423)
Income attributable to operating partnership units	980	974	950	1,156	748
Preferred share redemption costs	—	—	—	—	(4,775)
Income attributable to unvested shares	(847)	(687)	(779)	(725)	(694)
Funds from operations available for common shareholders	$239,210	$211,065	$228,397	$206,037	$176,419

(4) Includes a charge of $0.3 million and $16.4 million in 2010 and 2009, respectively, for adjusting the accrual for litigation regarding a parcel of land located adjacent to Santana Row as well as other costs related to the litigation and appeal process. The matter is further discussed in Note 8 to the consolidated financial statements.

(5) Includes a charge of $1.6 million in 2008 related to the settlement of a litigation matter relating to a shopping center in New Jersey. The matter is further discussed in Note 8 to the consolidated financial statements.

(6) The SEC has stated that EBITDA is a non-GAAP measure as calculated in the table below. Adjusted EBITDA is a non-GAAP measure that means net income or loss plus net interest expense, income taxes, depreciation and amortization, gain or loss on sale of real estate and impairments of real estate if any. Adjusted EBITDA is presented because it approximates a key performance measure in our debt covenants, but it should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other REITs.

The reconciliation of net income to EBITDA and adjusted EBITDA for the periods presented is as follows:

	2010	2009	2008	2007	2006
			(In thousands)		
Net income	$128,237	$103,872	$135,153	$201,127	$123,065
Depreciation and amortization	119,817	115,093	111,068	105,966	97,879
Interest expense	101,882	108,781	99,163	117,394	102,808
Early extinguishment of debt	2,801	2,639			
Other interest income	(256)	(1,894)	(919)	(1,337)	(2,616)
EBITDA	352,481	328,491	344,465	423,150	321,136
Gain on sale of real estate	(1,410)	(1,298)	(12,572)	(94,768)	(23,956)
Adjusted EBITDA	$351,071	$327,193	$331,893	$328,382	$297,180

(7) Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expense and the portion of rent expense representing an interest factor. Preferred share dividends consist of dividends paid on preferred shares and preferred share redemption costs. Our Series B preferred shares were redeemed in full in November 2006.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this section or elsewhere in this report may be deemed "forward-looking statements". See "Item 1A. Risk Factors" in this report for important information regarding these forward-looking statements and certain risk and uncertainties that may affect us. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing in "Item 8. Financial Statements and Supplementary Data" of this report.

Overview

We are an equity real estate investment trust specializing in the ownership, management and redevelopment of high quality retail and mixed-use properties located primarily in densely populated and affluent communities in strategic metropolitan markets in the Mid-Atlantic and Northeast regions of the United States, as well as in California. As of December 31, 2010, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 85 predominantly retail real estate projects comprising approximately 18.3 million square feet. In total, the real estate projects were 93.9% leased and 93.2% occupied at December 31, 2010. A joint venture in which we own a 30% interest owned seven retail real estate projects totaling approximately 1.0 million square feet as of December 31, 2010. In total, the joint venture properties in which we own an interest were 91.0% leased and 90.4% occupied at December 31, 2010. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 43 consecutive years.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP", requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. In addition, information relied upon by management in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in "Item 1A. Risk Factors" of this report. Management considers an accounting estimate to be critical if changes in the estimate could have a material impact on our consolidated results of operations or financial condition.

Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements; however, the most critical accounting policies, which involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates, are as follows:

Revenue Recognition and Accounts Receivable

Our leases with tenants are classified as operating leases. Substantially all such leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on management's assessment of credit, collection and other business risk. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if we have determined the required sales level is achieved and the percentage rents are collectible. Real estate tax and other cost reimbursements are recognized on an accrual basis over the periods in which the related expenditures are incurred. For a tenant to terminate its lease agreement prior to the end of the agreed term, we may require that they pay a fee to cancel the lease agreement. Lease termination fees for which the tenant has relinquished control of the space are generally recognized on the termination date. When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement.

Current accounts receivable from tenants primarily relate to contractual minimum rent and percentage rent as well as real estate tax and other cost reimbursements. Accounts receivable from straight-line rent is typically longer term in nature and relates to the cumulative amount by which straight-line rental income recorded to date exceeds cash rents billed to date under the contractual lease agreement.

We make estimates of the collectability of our current accounts receivable and straight-line rents receivable which requires significant judgment by management. The collectability of receivables is affected by numerous factors including current economic conditions, bankruptcies, and the ability of the tenant to perform under the terms of their lease agreement. While we make estimates of potentially uncollectible amounts and provide an allowance for them through bad debt expense, actual collectability could differ from those estimates which could affect our net income. With respect to the allowance for current uncollectible tenant receivables, we assess the collectability of outstanding receivables by evaluating such factors as nature and age of the receivable, past history and current financial condition of the specific tenant including our assessment of the tenant's ability to meet its contractual lease obligations, and the status of any pending disputes or lease negotiations with the tenant. At December 31, 2010 and 2009, our allowance for doubtful accounts was $18.7 million and $16.1 million, respectively. Historically, we have recognized bad debt expense between 0.4% and 1.3% of rental income and it was 1.2% in 2010 reflecting economic changes and their impact to our tenants. A change in the estimate of collectability of a receivable would result in a change to our allowance for doubtful accounts and correspondingly bad debt expense and net income. For example, in the event our estimates were not accurate and we were required to increase our allowance by 1% of rental income, our bad debt expense would have increased and our net income would have decreased by $5.3 million.

Due to the nature of the accounts receivable from straight-line rents, the collection period of these amounts typically extends beyond one year. Our experience relative to unbilled straight-line rents is that a portion of the amounts otherwise recognizable as revenue is never billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors. Accordingly, the extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the nonrecognition of a portion of straight-line rental income until the collection of such income is reasonably assured. If our evaluation of tenant credit risk changes indicating more straight-line revenue is reasonably collectible than previously estimated and realized, the additional straight-line rental income is recognized as revenue. If our evaluation of tenant credit risk changes indicating a portion of realized straight-line rental income is no longer collectible, a reserve and bad debt expense is recorded. At December 31, 2010 and 2009, accounts receivable include approximately $45.6 million and $41.8 million, respectively, related to straight-line rents. Correspondingly, these estimates of collectability have a direct impact on our net income.

Real Estate

The nature of our business as an owner, redeveloper and operator of retail shopping centers and mixed-use properties means that we invest significant amounts of capital. Depreciation and maintenance costs relating to our properties constitute substantial costs for us as well as the industry as a whole. We capitalize real estate investments and depreciate them on a straight-line basis in accordance with GAAP and consistent with industry standards based on our best estimates of the assets' physical and economic useful lives. We periodically review the estimated lives of our assets and implement changes, as necessary, to these estimates and, therefore, to our depreciation rates. These reviews take into account the historical retirement and replacement of our assets, the repairs required to maintain the condition of our assets, the cost of redevelopments that may extend the useful lives of our assets and general economic and real estate factors. A newly developed neighborhood shopping center building would typically have an economic useful life of 50 to 60 years, but since many of our assets are not newly developed buildings, estimating the useful lives of assets that are long-lived requires significant management judgment. Certain events could occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen competition or changes in customer shopping habits could substantially alter our assumptions regarding our ability to realize the expected return on investment in the property and therefore reduce the economic life of the asset and affect the amount of depreciation expense to be charged against both the current and future revenues. These assessments have a direct impact on our net income. The longer the economic useful life, the lower the depreciation expense will be for that asset in a fiscal period, which in turn will increase our net income. Similarly, having a shorter economic useful life would increase the depreciation for a fiscal period and decrease our net income.

Land, buildings and real estate under development are recorded at cost. We compute depreciation using the straight-line method with useful lives ranging generally from 35 years to a maximum of 50 years on buildings and major improvements. Maintenance and repair costs are charged to operations as incurred. Tenant work and other major improvements, which improve or extend the life of the asset, are capitalized and depreciated over the life of the lease or the estimated useful life of the improvements, whichever is shorter. Minor improvements, furniture and equipment are capitalized and depreciated over useful lives ranging from 3 to 20 years. Certain external and internal costs directly related to the development, redevelopment and leasing of real estate, including applicable salaries and the related direct costs, are capitalized. The capitalized costs associated with developments and redevelopments are depreciated over the life of the improvement. Capitalized costs associated with leases are depreciated or amortized over the base term of the lease. Unamortized leasing costs are charged to expense if the applicable tenant vacates before the expiration of its lease. Undepreciated tenant work is written-off if the applicable tenant vacates and the tenant work is replaced or has no future value. Additionally, we make estimates as to the probability of certain development and redevelopment projects being completed. If we determine the redevelopment is no longer probable of completion, we immediately expense all capitalized costs which are not recoverable.

When applicable, as lessee, we classify our leases of land and building as operating or capital leases. We are required to use judgment and make estimates in determining the lease term, the estimated economic life of the property and the interest rate to be used in determining whether or not the lease meets the qualification of a capital lease and is recorded as an asset.

Interest costs on developments and major redevelopments are capitalized as part of developments and redevelopments not yet placed in service. Capitalization of interest commences when development activities and expenditures begin and end upon completion, which is when the asset is ready for its intended use. Generally, rental property is considered substantially complete and ready for its intended use upon completion of tenant improvements, but no later than one year from completion of major construction activity. We make judgments as to the time period over which to capitalize such costs and these assumptions have a direct impact on net income because capitalized costs are not subtracted in calculating net income. If the time period for capitalizing interest is extended, more interest is capitalized, thereby decreasing interest expense and increasing net income during that period.

Real Estate Acquisitions

Upon acquisition of operating real estate properties, we estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible assets and liabilities (consisting of above-market and below market leases, in place leases and tenant relationships), and assumed debt. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. We utilize methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The value allocated to in place leases is amortized over the related lease term and reflected as rental income in the statement of operations. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in place lease value is written off to rental income.

Long Lived Assets and Impairment

There are estimates and assumptions made by management in preparing the consolidated financial statements for which the actual results will be determined over long periods of time. This includes the recoverability of long-lived assets, including our properties that have been acquired or redeveloped and our investment in certain joint ventures. Management's evaluation of impairment includes review for possible indicators of impairment as well as, in certain circumstances, undiscounted and discounted cash flow analysis. Since most of our investments in real estate are wholly owned or controlled assets which are held for use, a property with impairment indicators is first tested for impairment by comparing the undiscounted cash flows, including residual value, to the current net book value of the property. If the undiscounted cash flows are less than the net book value, the property is written down to expected fair value.

The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows including revenues, operating expenses, required maintenance and development expenditures, market conditions, demand for space by tenants and rental rates over long periods. Because our properties typically have a long life, the assumptions used to estimate the future recoverability of book value requires significant management judgment. Actual results could be significantly different from the estimates. These estimates have a direct impact on net income, because recording an impairment charge results in a negative adjustment to net income.

Contingencies

We are sometimes involved in lawsuits, warranty claims, and environmental matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters. We accrue a liability for litigation if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Any difference between our estimate of a potential loss and the actual outcome would result in an increase or decrease to net income.

As further discussed in Note 8 to the Consolidated Financial Statements, we are party to a litigation matter related to a parcel of land adjacent to our Santana Row property. During 2009, the judge awarded damages to the plaintiff including interest and costs of suit resulting in us increasing our litigation accrual to $16.4 million. We and the plaintiff both appealed the ruling and oral arguments on the appeal were heard in December 2010. A final ruling on the appeal was issued in February 2011 which rejected both appeals and consequently, affirmed the final judgment against us. Therefore, in December 2010, we adjusted our accrual to $16.2 million which reflects the amount we expect to pay in first quarter 2011.

In addition, we reserve for estimated losses, if any, associated with warranties given to a buyer at the time an asset is sold or other potential liabilities relating to that sale, taking any insurance policies into account. These warranties may extend up to ten years and the calculation of potential liability requires significant judgment. If changes in facts and circumstances indicate that warranty reserves are understated, we will accrue additional reserves at such time a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed. Any changes to our estimated warranty losses would result in an increase or decrease in net income.

Self-Insurance

We are self-insured for general liability costs up to predetermined retained amounts per claim, and we believe that we maintain adequate accruals to cover our retained liability. We currently do not maintain third party stop-loss insurance policies to cover liability costs in excess of predetermined retained amounts. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuarial analysis and future increases in costs of claims, when making these determinations. If our liability costs differ from these accruals, it will increase or decrease our net income.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued a new accounting standard which provides certain changes to the evaluation of a VIE including requiring a qualitative rather than quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and enhanced disclosures about an enterprise's involvement with a VIE. Under the new standard, the primary beneficiary has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

We adopted the standard effective January 1, 2010. The adoption did not have a material impact to our financial statements. The newly required balance sheet disclosures regarding assets and liabilities of a consolidated VIE have been parenthetically included in our balance sheet. These parenthetical amounts relate to Melville Mall in Huntington, New York, a shopping center and adjacent commercial building in Norwalk, Connecticut, which is further discussed in Note 3 to the consolidated financial statements in this Form 10-K, and Huntington Square in East Northport, New York, which is further discussed in Note 1 to the consolidated financial statements in this Form 10-K. Although the adoption of this standard did not have a material impact to our financial statements, this standard could impact future consolidation of entities based on the specific facts and circumstances of those entities.

In July 2010, the FASB issued a new accounting standard that requires enhanced disclosures about financing receivables, including the allowance for credit losses, credit quality, and impaired loans. This standard is effective for fiscal years ending after December 15, 2010. We adopted the standard in the fourth quarter 2010 and it did not have a material impact to our financial statements.

Property Acquisitions and Dispositions

2010 Significant Acquisitions

A summary of our significant acquisitions in 2010 is as follows:

Date	Property	City, State	Gross Leasable Area	Purchase Price
			(In square feet)	(In millions)
August 16	Huntington Square	East Northport, NY	74,000	$17.6(1)
November 10	Former Mervyn's Parcel (Escondido Promenade)	Escondido, CA	75,000	11.2(2)
November 22	Pentagon Row	Arlington, VA	N/A	8.5(3)
December 27	Bethesda Row	Bethesda, MD	N/A	9.4(4)
		Total	149,000	$46.7

(1) We acquired the leasehold interest in this property. Approximately $9.2 million of net assets acquired were allocated to other assets for "above market leases" and a "below market ground lease" for which we are the lessee. Approximately $1.7 million of net assets acquired were allocated to liabilities for "below market leases". We incurred approximately $0.3 million of acquisition costs which are included in "general and administrative expenses".

(2) This property is adjacent to and operated as part of Escondido Promenade which is owned through a partnership in which we own the controlling interest.

(3) We and a subsidiary of Post Properties, Inc. ("Post") purchased the fee interest in the land under Pentagon Row. The land was purchased as a result of a favorable outcome to litigation. In September 2008, we and Post sued Vornado Realty Trust and related entities ("Vornado") for breach of contract in the Circuit Court of Arlington County, Virginia. The breach of contract was a result of Vornado's acquiring in transactions in 2005 and 2007 the fee interest in the land under our Pentagon Row project without first giving us and Post the opportunity to purchase the fee interest in that land as required by the right of first offer ("ROFO") provisions included in the documentation relating to the Pentagon Row project. On April 30, 2010, the judge in this case issued a ruling that Vornado failed to comply with the ROFO and as a result, breached the contract, and ordered Vornado to sell to us and Post, collectively, the land under Pentagon Row. Vornado appealed the ruling, however, the appeal was denied in November 2010. As part of the acquisition of the land and termination of the respective ground lease, we were relieved of our deferred ground rent liability for approximately $8.8 million. The liability was offset against the net purchase price with the excess of the liability over the purchase price of $0.3 million included in the statement of operations as an adjustment to rental expense.

(4) We acquired the fee interest in approximately 2.1 acres of land under Bethesda Row. Prior to the transaction, the land parcel was owned pursuant to a ground lease and encumbered by a capital lease obligation which were terminated as part of the transaction.

2010 Assets Held for Sale

In December 2010, we committed to a plan of sale for two buildings on Fifth Avenue in San Diego, California. As the buildings met the criteria to be classified as held for sale, we recognized a $0.4 million loss to write down one of the buildings to its expected sales price less cost to sell. We expect the sales will be completed in 2011. The operations of the buildings have been reclassified as discontinued operations in the consolidated statements of operations for all years presented and included in "assets held for sale" in our consolidated balance sheets.

2009 Significant Transactions

On June 26, 2009, one of our tenants acquired from us our fee interest in a land parcel in White Marsh, Maryland, that was subject to a long-term ground lease. The ground lease included an option for the tenant to purchase the fee interest. The sales price was $2.1 million and resulted in a gain of $0.4 million.

On October 16, 2009, we acquired 16.6 acres of riverfront property at Assembly Row in Somerville, Massachusetts, for use in future development, in exchange for the sale of 12.4 acres of adjacent inland land, $3 million in cash, and the assumption of a $5 million liability. The purchase price of the riverfront parcel was determined to be $33.1 million based on current fair value calculations. The sale of the inland land resulted in no gain or loss on sale as the fair value of the consideration exchanged equaled the cost basis of the land sold.

2010 Significant Debt, Equity and Other Transactions

On January 28, 2010, we delivered notice exercising our option to extend the maturity date by one year to July 27, 2011 on our revolving credit facility, which bears interest at LIBOR plus 42.5 basis points. We paid an extension fee of $0.5 million which is being amortized over the remaining term of the revolving credit facility.

On March 1, 2010, we issued $150.0 million of fixed rate senior notes that mature on April 1, 2020 and bear interest at 5.90%. The net proceeds from this note offering after issuance discounts, underwriting fees and other costs were $148.5 million.

On various dates from February 25, 2010 to March 2, 2010, we repaid the remaining $250.0 million balance of our term loan. The term loan had an original maturity date of July 27, 2011, however, the loan agreement included an option to prepay the loan, in whole or in part, at any time without premium or penalty. Due to these repayments, approximately $2.8 million of unamortized debt fees were recorded as additional interest expense in 2010 and are included in "early extinguishment of debt" in the consolidated statement of operations. The term loan was repaid using cash on hand and cash from the $150.0 million note issuance.

On March 30, 2010, we acquired the first mortgage loan on a shopping center located in Norwalk, Connecticut. The first mortgage loan bears interest at 7.25%, matures on September 1, 2032, and as of December 31, 2010, had an outstanding contractual principal balance of $11.3 million. Since November 5, 2008, we have held the second mortgage on this shopping center and a first mortgage on an adjacent commercial building which had an outstanding balance of $7.4 million at December 31, 2010. All of these loans are currently in default and foreclosure proceedings have been filed.

We reached an agreement with the borrower whereby the borrower would repay the loans by March 29, 2011, and are currently in negotiations with the borrower to modify the loans. If the loans are not modified or the borrower fails to repay the loans at that time, we will be entitled to receive a deed-in-lieu of foreclosure for both properties. If we acquire the properties through exercise of the deed-in-lieu of foreclosure, we believe the fair value of the properties approximates our carrying amount of these loans which are on non-accrual status.

Because the loans are in default, we have certain rights under the first mortgage loan agreement that give us the ability to direct the activities that most significantly impact the shopping center. Although we are not currently exercising and do not expect to exercise those rights, the existence of those rights in the loan agreement results in the entity being a VIE. Additionally, given our investment in both the first and second mortgage on the property, the overall decline in fair market value since the loans were initiated, and the current default status of the loans, we also have the obligation to absorb losses or rights to receive benefits that could potentially be significant to the VIE. Consequently, we have determined we are the primary beneficiary of this VIE and consolidated the shopping center and adjacent building as of March 30, 2010. Therefore, our investment in the property of approximately $18.3 million is included in "real estate" in the consolidated balance sheet as of December 31, 2010.

In October 2010, Donald C. Wood, our Chief Executive Officer, was granted 60,931 shares of restricted stock valued at approximately $5,000,000, which will vest on October 12, 2015. Additionally, Mr. Wood's annual base pay was increased from $700,000 to $850,000 per year effective November 1, 2010, his target bonus was increased from 100% of his base salary to 150% of his base salary beginning with his 2010 bonus, and his target amount for potential equity to be issued in February 2011 under our 2010 Performance Incentive Plan, as amended ("2010 Plan"), was increased from $2.0 million to $4.0 million. Grants under the 2010 Plan generally vest over three to six years.

The Compensation Committee of the Board of Trustees determined that these compensation adjustments were prudent, consistent with the Trust's compensation philosophy and in the best interest of the Trust's shareholders after considering four primary factors: (a) the appropriate market value for Mr. Wood's services after retaining a consultant to benchmark comparable real estate companies and make recommendations; (b) the historical outperformance of the company over the last decade in terms of shareholder value creation and the prospects for continued outperformance in the future; (c) the active recruiting for Mr. Wood's services in the marketplace and the related strong desire to retain him and his senior management team at the Trust; and (d) the ability of the current senior management team to take advantage of future opportunities to increase shareholder value.

On December 27, 2010, we acquired the fee interest in approximately 2.1 acres of land under our Bethesda Row property. Prior to the transaction, we had a capital lease obligation of $1.0 million on the land parcel which was extinguished as part of the transaction.

Formation of Joint Venture

In May 2010, we formed Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership"), a joint venture limited partnership with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), which plans to acquire, operate and redevelop up to $200 million of properties located primarily in the Back Bay section of Boston, Massachusetts. We hold an 85% limited partnership interest in Newbury Street Partnership and Taurus holds a 15% limited partnership interest and serves as general partner. As general partner, Taurus is responsible for the operation and management of the properties, subject to our approval on major decisions. We have evaluated the entity and determined that it is not a VIE. Accordingly, given Taurus' role as general partner, we account for our interest in Newbury Street Partnership using the equity method. During 2010, we recorded expenses of approximately $0.2 million related to our share of formation costs of Newbury Street Partnership.

Newbury Street Partnership is subject to a buy sell provision which is customary for real estate joint venture agreements and the industry. The buy sell can be exercised only in certain circumstances through May 2014 and may be initiated by either party at anytime thereafter which could result in either the sale of our interest or the use of available cash or borrowings to acquire Taurus' interest.

On May 26, 2010, Newbury Street Partnership acquired the fee interest in two buildings located on Newbury Street in Boston, Massachusetts for a purchase price of $17.5 million. The properties include approximately 32,000 square feet of retail and office space. A significant portion of the office space was vacant when the properties were acquired and are currently being leased up. We contributed $7.8 million towards this acquisition and provided an $8.8 million interest-only loan secured by the two buildings. The loan matures in May 2012, subject to a one year extension option, and bears interest at 30-day LIBOR plus 400 basis points. All amounts contributed and advanced to Newbury Street Partnership are included in "Investment in real estate partnerships" in the consolidated balance sheet. Intercompany profit generated from interest income on the loan is eliminated in consolidation. Due to the timing of receiving financial information from the general partner, our share of operating earnings is recorded one quarter in arrears. During 2010, we recorded approximately $0.2 million related to our share of acquisition related costs.

Litigation Provision

In May 2003, a breach of contract action was filed against us in the United States District Court for the Northern District of California, San Jose Division, alleging that a one page document entitled "Final Proposal" constituted a ground lease of a parcel of property located adjacent to our Santana Row property and gave the plaintiff the option to require that we acquire the property at a price determined in accordance with a formula included in the "Final Proposal." The "Final Proposal" explicitly stated that it was subject to approval of the terms and conditions of a formal agreement. A trial as to liability only was held in June 2006 and a jury rendered a verdict against us.

A trial on the issue of damages was held in April 2008 and the court issued a tentative ruling in April 2009 awarding damages to the plaintiff of approximately $14.4 million plus interest. Accordingly, considering all the information available to us when we filed our March 31, 2009 Form 10-Q, our best estimate of damages, interest, and other costs was $21.4 million resulting in an increase in our accrual for this matter of $20.6 million. In June 2009, the court issued a final judgment awarding damages of $15.9 million (including interest) plus costs of suit and in July 2009, we and the plaintiff both filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. In December 2009, the plaintiff filed an "appellee's principal and response brief" providing additional information regarding the issues the plaintiff is appealing. Given the additional information regarding the appeal, we lowered our accrual to $16.4 million in the fourth quarter 2009, which reflected our best estimate of the litigation liability. Oral arguments on the appeal were heard in December 2010. A final ruling on the appeal was issued in February 2011 which rejected both appeals and consequently, affirmed the final judgment against us. Therefore, in December 2010, we adjusted our accrual to $16.2 million which reflects the amount we expect to pay in first quarter 2011.

The net change in our accrual in 2010 and 2009 is included in "litigation provision" in our consolidated statements of operations. The litigation accrual of $16.2 million and $16.4 million at December 31, 2010 and 2009, respectively, is included in the "accounts payable and accrued expenses" line item in our consolidated balance sheets. During 2010 and 2009, we incurred additional legal and other costs related to this lawsuit and appeal process which are also included in the "litigation provision" line item in the consolidated statements of operations.

Subsequent Event

On January 19, 2011, we acquired the fee interest in Tower Shops located in Davie, Florida for a net purchase price of approximately $66.1 million which includes the assumption of a mortgage loan of approximately $41.0 million. The mortgage loan bears interest at 6.52%, is interest only until July 2011 at which time it converts to a 30-year amortization schedule and matures in July 2015. The loan is pre-payable after June 2011 and we expect to repay the loan during 2011 which will include a 3% prepayment premium on the outstanding loan balance. The property contains approximately 372,000 square feet of gross leasable area and is shadow anchored by Home Depot and Costco.

Outlook

We seek growth in earnings, funds from operations, and cash flows primarily through a combination of the following:

- growth in our portfolio from property redevelopments,
- expansion of our portfolio through property acquisitions, and
- growth in our same-center portfolio.

Our properties are located in densely populated or affluent areas with high barriers to entry which allow us to take advantage of redevelopment opportunities that enhance our operating performance through renovation, expansion, reconfiguration, and/or retenanting. We evaluate our properties on an ongoing basis to identify these types of opportunities. In 2010, redevelopment projects totaling $27 million stabilized. In 2011 and 2012, we expect to have redevelopment projects stabilizing with projected costs of approximately $48 million and $50 million, respectively.

Additionally, we continue to invest in the development at Assembly Row which is a long-term development project we expect to be involved in over the coming years. The project currently has zoning entitlements to build 2.3 million square feet of commercial use buildings, 2,100 residential units, and a 200 room hotel. We expect that we will structure any future development in a manner designed to mitigate our risk which may include transfers of entitlements or co-developing with other real estate companies. We have entered into a preliminary agreement with a residential developer for the first phase of development and continue our current predevelopment and infrastructure work. We received approximately $10 million in public funding in April 2010, which is included in "notes payable" in the consolidated balance sheet, related to the infrastructure work we have completed and we expect the state will complete certain additional infrastructure work using government stimulus funds. We incurred approximately $16 million related to the development in 2010, net of the public funding discussed above, and expect to incur between $10 million and $30 million in 2011, net of expected public funding.

We continue to review acquisition opportunities in our primary markets that complement our portfolio and provide long-term opportunities. Generally, our acquisitions do not initially contribute significantly to earnings growth; however, they provide long term re-leasing growth, redevelopment opportunities, and other strategic opportunities. Any growth from acquisitions is contingent on our ability to find properties that meet our qualitative standards at prices that meet our financial hurdles. Changes in interest rates may affect our success in achieving earnings growth through acquisitions by affecting both the price that must be paid to acquire a property, as well as our ability to economically finance the property acquisition. Generally, our acquisitions are initially financed by available cash and/or borrowings under our revolving credit facility which may be repaid later with funds raised through the issuance of new equity or new long-term debt. On occasion we also finance our acquisitions through the issuance of common shares, preferred shares, or downREIT units as well as through assumed or new mortgages.

Our same center growth is primarily driven by increases in rental rates on new leases and lease renewals and changes in portfolio occupancy. Over the long term, the infill nature and strong demographics of our properties provide a strategic advantage allowing us to maintain relatively high occupancy and increase rental rates. The current economic environment may, however, impact our ability to increase rental rates in the short-term and may require us to decrease some rental rates. This will have a long term impact over the contractual term of the lease agreement, which on average is between five and ten years. We expect to continue to see small changes in occupancy over the short term and expect increases in occupancy to be a driver of our same center growth over the long term as we are able to re-lease these vacant spaces. We seek to maintain a mix of strong national, regional, and local retailers. At December 31, 2010, no single tenant accounted for more than 2.6% of annualized base rent.

The current economic environment has impacted the success of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from our tenants. Since 2008, we have seen tenants experiencing declining sales, vacating early, or filing for bankruptcy, as well as seeking rent relief from us as landlord. Any reduction in our tenants' abilities to pay base rent, percentage rent or other charges, will adversely affect our financial condition and results of operations. While we believe the locations of our centers and diverse tenant base mitigates the negative impact of the economic environment, we may see an increase in vacancy over the short term that could have a negative impact on our revenue and bad debt expense. During the latter part of 2010, we saw positive signs of improvement for some of our tenants as well as increased interest for our retail spaces, however, there can be no assurance that these positive signs will continue. We continue to monitor our tenants' operating performances as well as trends in the retail industry to evaluate any future impact.

At December 31, 2010, the leasable square feet in our properties was 93.2% occupied and 93.9% leased. The leased rate is higher than the occupied rate due to leased spaces that are being redeveloped or improved or that are awaiting permits and, therefore, are not yet ready to be occupied. Our occupancy and leased rates are subject to variability over time due to factors including acquisitions, the timing of the start and stabilization of our redevelopment projects, lease expirations and tenant bankruptcies.

Results of Operations

Throughout this section, we have provided certain information on a "same-center" basis. Information provided on a same-center basis includes the results of properties that we owned and operated for the entirety of both periods being compared except for properties for which significant redevelopment or expansion occurred during either of the periods being compared and properties classified as discontinued operations.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

			Change	
	2010	2009	Dollars	%
	(Dollar amounts in thousands)			
Rental income	$ 525,528	$ 512,725	$12,803	2.5%
Other property income	14,545	12,850	1,695	13.2%
Mortgage interest income	4,601	4,943	(342)	-6.9%
Total property revenue	544,674	530,518	14,156	2.7%
Rental expenses	111,034	108,627	2,407	2.2%
Real estate taxes	59,108	58,109	999	1.7%
Total property expenses	170,142	166,736	3,406	2.0%
Property operating income	374,532	363,782	10,750	3.0%
Other interest income	256	1,894	(1,638)	-86.5%
Income from real estate partnerships	1,060	1,322	(262)	-19.8%
Interest expense	(101,882)	(108,781)	6,899	-6.3%
Early extinguishment of debt	(2,801)	(2,639)	(162)	6.1%
General and administrative expense	(24,189)	(22,032)	(2,157)	9.8%
Litigation provision	(330)	(16,355)	16,025	-98.0%
Depreciation and amortization	(119,539)	(114,812)	(4,727)	4.1%
Total other, net	(247,425)	(261,403)	13,978	-5.3%
Income from continuing operations	127,107	102,379	24,728	24.2%
Discontinued operations (loss) income	(280)	195	(475)	-243.6%
Discontinued operations gain on sale of real estate	1,000	1,298	(298)	-23.0%
Gain on sale of real estate	410	—	410	100.0%
Net income	128,237	103,872	24,365	23.5%
Net income attributable to noncontrolling interests	(5,447)	(5,568)	121	-2.2%
Net income attributable to the Trust	$ 122,790	$ 98,304	$24,486	24.9%

Property Revenues

Total property revenue increased $14.2 million, or 2.7%, to $544.7 million in 2010 compared to $530.5 million in 2009. The percentage occupied at our shopping centers remained unchanged at 93.2% at December 31, 2010 and 2009. Changes in the components of property revenue are discussed below.

Rental Income

Rental income consists primarily of minimum rent, cost reimbursements from tenants and percentage rent. Rental income increased $12.8 million, or 2.5%, to $525.5 million in 2010 compared to $512.7 million in 2009 due primarily to the following:

- an increase of $8.6 million at same-center properties due primarily to higher rental rates on new and renewal leases, increased cost reimbursements, and increased temporary tenant income,
- an increase of $2.6 million at redevelopment properties due primarily to increased occupancy and rental rates on new leases and higher cost reimbursements, and
- an increase of $0.8 million attributable to a property acquired in 2010.

Other Property Income

Other property income increased $1.7 million, or 13.2%, to $14.5 million in 2010 compared to $12.9 million in 2009. Included in other property income are items which, although recurring, tend to fluctuate more than rental income from period to period, such as lease termination fees. This increase is primarily due to an increase in lease termination fees.

Property Expenses

Total property expenses increased $3.4 million, or 2.0%, to $170.1 million in 2010 compared to $166.7 million in 2009. Changes in the components of property expenses are discussed below.

Rental Expenses

Rental expenses increased $2.4 million, or 2.2%, to $111.0 million in 2010 compared to $108.6 million in 2009. This increase is due primarily to the following:

- an increase of $1.9 million in repairs and maintenance due primarily to snow removal costs,
- an increase of $1.0 million in other operating costs at same-center properties due primarily to higher demolition costs, and
- an increase of $0.6 million in utility costs,

partially offset by

- a decrease of $1.4 million in ground rent expense due to the purchase of the fee interest in the land under Pentagon Row resulting from the settlement of certain litigation.

As a result of the changes in rental income, other property income and rental expenses as discussed above, rental expenses as a percentage of rental income plus other property income decreased slightly to 20.6% in 2010 from 20.7% in 2009.

Real Estate Taxes

Real estate tax expense increased $1.0 million, or 1.7%, to $59.1 million in 2010 compared to $58.1 million in 2009 due primarily to annual increases in tax assessments partially offset by lower assessments and refunds of taxes at certain properties due primarily to successful tax appeals..

Property Operating Income

Property operating income increased $10.8 million, or 3.0%, to $374.5 million in 2010 compared to $363.8 million in 2009. This increase is primarily due to growth in earnings at same center and redevelopment properties.

Other

Other Interest Income

Other interest income decreased $1.6 million, or 86.5%, to $0.3 million in 2010 compared to $1.9 million in 2009. This decrease is due primarily to decreased short term investing. During 2009, we invested the funds from our 2009 debt and equity transactions on a short-term basis in money market and other highly liquid investments.

Income from Real Estate Partnerships

Income from real estate partnerships decreased $0.3 million, or 19.8%, to $1.1 million in 2010 compared to $1.3 million in 2009. The decrease is due primarily to $0.4 million of formation and acquisition related expenses from our Newbury Street Partnership.

Interest Expense

Interest expense decreased $6.9 million, or 6.3%, to $101.9 million in 2010 compared to $108.8 million in 2009. This decrease is due primarily to the following:

- a decrease of $8.2 million due to lower borrowings, and
- an increase of $0.7 million in capitalized interest,

partially offset by

- an increase of $2.1 million due to a higher overall weighted average borrowing rate.

Gross interest costs were $108.2 million and $114.3 million in 2010 and 2009, respectively. Capitalized interest was $6.3 million and $5.5 million in 2010 and 2009, respectively.

Early Extinguishment of Debt

The $2.8 million early extinguishment of debt expense in 2010 is due to the write-off of unamortized debt fees related to the $250.0 million payoff of the term loan prior to its maturity date. The $2.6 million early extinguishment of debt for 2009 consists of $1.7 million due to the write-off of unamortized debt fees related to the $122.0 million pay down of the term loan in the fourth quarter 2009 and $1.0 million related to a cash tender offer for $40.3 million of our 8.75% senior notes due December 1, 2009, which were purchased and retired at a 2% premium to par value.

General and Administrative Expense

General and administrative expense increased $2.2 million, or 9.8%, to $24.2 million in 2010 compared to $22.0 million in 2009. The increase is primarily due to higher personnel related costs, higher acquisition costs as a result of expensing all transaction costs, and higher legal fees, as a result of the litigation regarding certain rights to acquire the land under Pentagon Row further discussed in Note 2 to the consolidated financial statements in this Form 10-K.

Litigation Provision

The $0.3 million litigation provision in 2010 is due to certain costs related to the litigation and appeal process over a parcel of land located adjacent to Santana Row partially offset by the adjustment of the litigation provision to $16.2 million based on the rejection of both parties appeals in February 2011. The $16.4 million litigation provision in 2009 relates to increasing the accrual as well as costs related to the litigation and appeal process for such litigation matter. See Note 8 to the consolidated financial statements in this Form 10-K for further discussion on the litigation.

Depreciation and Amortization

Depreciation and amortization expense increased $4.7 million, or 4.1%, to $119.5 million in 2010 from $114.8 million in 2009. This increase is due primarily to capital improvements at same-center and redevelopment properties and accelerated depreciation related to the change in use of certain redevelopment buildings.

Discontinued Operations - (Loss) Income

(Loss) income from discontinued operations represents the operating (loss) income of properties that have been disposed or will be disposed, which is required to be reported separately from results of ongoing operations. The decrease relates to a $0.4 million expense in 2010 to write down one of the properties to be sold in 2011 to fair value less cost to sell.

Discontinued Operations - Gain on Sale of Real Estate

The $1.0 million gain on sale of real estate from discontinued operations for 2010 relates to the final settlement reached with the contractors responsible for performing defective work in previous years related to the work done in connection with the sale of certain condominium units at Santana Row. The $1.3 million gain on sale of real estate from discontinued operations for 2009 consists primarily of $0.9 million in insurance proceeds received related to repairs we performed on certain condominium units at Santana Row as the result of defective work done by third party contractors in prior years and $0.4 million on the sale of our fee interest in a land parcel in White Marsh, Maryland, that was subject to a long term ground lease.

Gain on Sale of Real Estate

The $0.4 million gain on sale of real estate in 2010 is due to condemnation proceeds, net of costs, at one of our Northern Virginia properties in order to expand a local road.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

	2009	2008	Change Dollars	Change %
	(Dollar amounts in thousands)			
Rental income	$ 512,725	$ 501,055	$ 11,670	2.3%
Other property income	12,850	14,008	(1,158)	-8.3%
Mortgage interest income	4,943	4,548	395	8.7%
Total property revenue	530,518	519,611	10,907	2.1%
Rental expenses	108,627	109,463	(836)	-0.8%
Real estate taxes	58,109	55,417	2,692	4.9%
Total property expenses	166,736	164,880	1,856	1.1%
Property operating income	363,782	354,731	9,051	2.6%
Other interest income	1,894	916	978	106.8%
Income from real estate partnership	1,322	1,612	(290)	-18.0%
Interest expense	(108,781)	(99,163)	(9,618)	9.7%
Early extinguishment of debt	(2,639)	-	(2,639)	100.0%
General and administrative expense	(22,032)	(26,732)	4,700	-17.6%
Litigation provision	(16,355)		(16,355)	100.0%
Depreciation and amortization	(114,812)	(110,748)	(4,064)	3.7%
Total other, net	(261,403)	(234,115)	(27,288)	11.7%
Income from continuing operations	102,379	120,616	(18,237)	-15.1%
Discontinued operations-income	195	1,965	(1,770)	-90.1%
Discontinued operations-gain on sale of real estate	1,298	12,572	(11,274)	-89.7%
Net income	103,872	135,153	(31,281)	-23.1%
Net income attributable to noncontrolling interests	(5,568)	(5,366)	(202)	3.8%
Net income attributable to the Trust	$ 98,304	$ 129,787	$(31,483)	-24.3%

Property Revenues

Total property revenue increased $10.9 million, or 2.1%, to $530.5 million in 2009 compared to $519.6 million in 2008. The percentage occupied at our shopping centers decreased to 93.2% at December 31, 2009 compared to 94.3% at December 31, 2008. Changes in the components of property revenue are discussed below.

Rental Income

Rental income consists primarily of minimum rent, cost recoveries from tenants and percentage rent. Rental income increased $11.7 million, or 2.3%, to $512.7 million in 2009 compared to $501.1 million in 2008, due primarily to the following:

- an increase of $7.0 million at redevelopment properties due primarily to increased rental rates on new leases including newly created retail and residential spaces generating revenue and increased cost reimbursements,
- an increase of $4.8 million attributable to properties acquired in 2008, and
- an increase of $0.9 million at same-center properties due to increased rental rates on new and renewal leases and increased temporary tenant income partially offset by lower occupancy, percentage rent and recoveries,

partially offset by

- a decrease of $1.1 million as a result of having demolished an operating property in 2008 for use in future development.

Other Property Income

Other property income decreased $1.2 million, or 8.3%, to $12.9 million in 2009 compared to $14.0 million in 2008. Included in other property income are items which, although recurring, tend to fluctuate more than rental income from period to period, such as lease termination fees. In 2009, the decrease is primarily due to a decrease in lease termination fees partially offset by an increase in income from our restaurant joint ventures.

Property Expenses

Total property expenses increased $1.9 million, or 1.1%, to $166.7 million in 2009 compared to $164.9 million in 2008. Changes in the components of property expenses are discussed below.

Rental Expenses

Rental expenses decreased $0.8 million, or 0.8%, to $108.6 million in 2009 compared to $109.5 million in 2008. This decrease is due primarily to the following:

- a decrease of $1.4 million in ground rent expense at same-center properties due primarily to the acquisition of the fee interest in two land parcels at Bethesda Row in 2008,
- a decrease of $1.1 million in marketing expense at same-center and redevelopment properties, primarily due to costs related to Arlington East (Bethesda Row) which opened during 2008,
- a decrease of $0.7 million in insurance expense at same-center properties, and
- a decrease of $0.3 million in payroll expense at same-center and redevelopment properties,

partially offset by

- an increase of $2.0 million in repairs and maintenance at same-center and redevelopment properties primarily due to higher snow removal costs, and
- an increase of $0.9 million attributable to properties acquired in 2008.

As a result of the changes in rental income, rental expenses and other property income described above, rental expenses as a percentage of rental income plus other property income decreased to 20.7% in 2009 from 21.3% in 2008.

Real Estate Taxes

Real estate tax expense increased $2.7 million, or 4.9%, to $58.1 million in 2009 compared to $55.4 million in 2008. This increase is due primarily to an increase of $1.8 million related to higher assessments at redevelopment properties and $0.8 million related to properties acquired in 2008.

Property Operating Income

Property operating income increased $9.1 million, or 2.6%, to $363.8 million in 2009 compared to $354.7 million in 2008. As discussed above, this increase is due primarily to growth in earnings at redevelopment properties, earnings attributable to properties acquired in 2008, partially offset by lower earnings in our same-center portfolio as discussed above.

Other

Other Interest Income

Other interest income increased $1.0 million to $1.9 million in 2009 compared to $0.9 million in 2008. This increase is due primarily to investing the funds from our second quarter and August 2009 debt and equity transactions on a short-term basis in money market and other highly liquid investments while we evaluate the current environment to determine the best use of the proceeds in addition to repaying the 8.75% senior notes that matured in December 2009 and paying down the term loan in October and December 2009.

Interest Expense

Interest expense increased $9.6 million, or 9.7%, to $108.8 million in 2009 compared to $99.2 million in 2008. This increase is primarily due to the following:

- an increase of $10.4 million due to higher borrowings,

partially offset by

- a decrease of $0.6 million due to a lower overall weighted average borrowing rate, and
- an increase of $0.2 million in capitalized interest.

Gross interest costs were $114.3 million and $104.5 million in 2009 and 2008, respectively. Capitalized interest amounted to $5.5 million and $5.3 million in 2009 and 2008, respectively.

Early Extinguishment of Debt

The $2.6 million early extinguishment of debt in 2009 consists of $1.7 million due to the write-off of unamortized debt fees related to the $122.0 million pay down of the term loan in the fourth quarter 2009 and $1.0 million related to a cash tender offer for $40.3 million of our 8.75% senior notes due December 1, 2009, which were purchased and retired at a 2% premium to par value.

General and Administrative Expense

General and administrative expense decreased $4.7 million, or 17.6%, to $22.0 million in 2009 from $26.7 million in 2008. The decrease is primarily due to a $1.6 million litigation settlement in 2008 related to a shopping center in New Jersey, $1.5 million lower legal fees related to litigation over a parcel of land located adjacent to Santana Row and other legal matters, and overall cost reduction efforts partially offset by expensing previously capitalized predevelopment costs.

Litigation Provision

The $16.4 million litigation provision in 2009 is due to increasing the accrual for litigation regarding a parcel of land located adjacent to Santana Row as well as other costs related to the litigation and appeal process. See Note 8 to the consolidated financial statements in this Form 10-K for further discussion on the litigation.

Depreciation and Amortization

Depreciation and amortization expense increased $4.1 million, or 3.7%, to $114.8 million in 2009 from $110.7 million in 2008. This increase is due primarily to capital improvements at same-center and redevelopment properties and 2008 acquisitions as well as accelerated depreciation for tenant improvements where the tenant vacated prior to the end of their lease term. This increase is partially offset by accelerated depreciation in 2008 related to the change in use of a redevelopment building which was later demolished.

Discontinued Operations-Income

Income from discontinued operations represents the operating income of properties that have been disposed, or will be disposed, which is required to be reported separately from results of ongoing operations. The reported income of $0.2 million and $2.0 million in 2009 and 2008, respectively, represents the income for the period during which we owned properties held for sale in 2010 or sold in 2009 and 2008.

Discontinued Operations Gain on Sale of Real Estate

The $1.3 million gain on sale of real estate from discontinued operations for 2009 consists primarily of $0.9 million in insurance proceeds received related to repairs we performed on certain condominium units sold at Santana Row as the result of defective work done by third party contractors in prior years and $0.4 million on the sale of our fee interest in a land parcel in White Marsh, Maryland, that was subject to a long-term ground lease.

The $12.6 million gain on sale of real estate from discontinued operations for 2008 is due to a $5.2 million gain on the sale of one property in Connecticut, a $5.2 million decrease in the warranty reserve for condominium units sold at Santana Row in 2005 and 2006, $1.1 million of accrued state tax refunds applied for in 2008 related to the initial sales of the condominium units at Santana Row, and a $0.9 million gain on the sale of four land parcels in Maryland and Massachusetts.

Liquidity and Capital Resources

Due to the nature of our business and strategy, we typically generate significant amounts of cash from operations. The cash generated from operations is primarily paid to our common and preferred shareholders in the form of dividends. As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income.

Our short term liquidity requirements consist primarily of obligations under our capital and operating leases, normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring expenditures, non-recurring expenditures (such as tenant improvements and redevelopments) and dividends to common and preferred shareholders. Our long term capital requirements consist primarily of maturities under our long-term debt agreements, development and redevelopment costs and potential acquisitions.

We intend to operate with and maintain a conservative capital structure that will allow us to maintain strong debt service coverage and fixed charge coverage ratios as part of our commitment to investment-grade debt ratings. In the short and long term, we may seek to obtain funds through the issuance of additional equity, unsecured and/or secured debt financings, joint venture relationships relating to existing properties or new acquisitions, and property dispositions that are consistent with this conservative structure.

In March 2010, we took advantage of lower long-term interest rates and issued $150 million of 10-year senior notes at a 5.90% interest rate. Using funds from the senior note offering as well as cash on hand, we repaid the outstanding $250 million balance on our term loan in advance of it maturing in July 2011. Cash and cash equivalents were $15.8 million at December 31, 2010, which is a $119.6 million decrease from the $135.4 million balance at December 31, 2009. The significant decrease is due primarily to the debt transactions discussed above and capital investments during 2010; however, cash and cash equivalents are not the only indicator of our liquidity. We also have a $300 million unsecured revolving credit facility that matures July 27, 2011, which had an outstanding balance of $77.0 million at December 31, 2010. During 2010, the maximum amount of borrowings outstanding under our revolving credit facility was $82.0 million, the weighted average amount of borrowings outstanding was $23.4 million, and the weighted average interest rate, before amortization of debt fees, was 0.7%.

During 2011, we have approximately $112.3 million of debt maturities related to mortgages payable and senior notes. Additionally, our $300 million revolving credit facility matures in July 2011. We are currently working with lenders to refinance our revolving credit facility and anticipate being able to obtain at least similar levels of commitments under a new facility. We expect the interest rate to be higher than our current revolving credit facility consistent with current market rates for similar facilities. We currently believe that cash flows from operations, cash on hand and our revolving credit facility will be sufficient to finance our operations, debt maturities, litigation settlement, and recurring capital expenditures.

Our overall capital requirements in 2011 will depend upon acquisition opportunities, the level of improvements and redevelopments on existing properties and the timing and cost of development of future phases of existing properties. While the amount of future expenditures will depend on numerous factors, we expect to incur at least similar levels of capital expenditures in 2011 compared to prior periods which will be funded on a short-term basis with cash flow from operations, cash on hand, and/or the revolving credit facility, and on a long-term basis, with long-term debt or equity.

If necessary, we may access the debt or equity capital markets to finance significant acquisitions. Given our past success as well as the status of the capital markets, we expect debt or equity to be available to us. Although there is no intent at this time, if market conditions deteriorate, we may also delay the timing of certain development and redevelopment projects as well as limit future acquisitions, reduce our operating expenditures, or re-evaluate our dividend policy.

In addition to the conditions in the capital markets which could affect our ability to access those markets, the following factors could affect our ability to meet our liquidity requirements:

- restrictions in our debt instruments or preferred shares may limit us from incurring debt or issuing equity at all, or on acceptable terms under then-prevailing market conditions and
- we may be unable to service additional or replacement debt due to increases in interest rates or a decline in our operating performance.

Summary of Cash Flows for 2010 and 2009

	Year Ended December 31,	
	2010	2009
	(In thousands)	
Cash provided by operating activities	$ 256,735	$ 256,765
Cash used in investing activities	(187,088)	(127,341)
Cash used in financing activities	(189,239)	(9,258)
(Decrease) increase in cash and cash equivalents	(119,592)	120,166
Cash and cash equivalents, beginning of year	135,389	15,223
Cash and cash equivalents, end of year	$ 15,797	$ 135,389

Net cash provided by operating activities was $256.7 million during 2010 and $256.8 million during 2009. The minimal change was primarily attributable to increases in net income before the litigation provision offset by timing of interest payments on our senior notes and term loan as a result of changes in the debt outstanding in 2009 and 2010 and timing of payments related to operating expenses.

Net cash used in investing activities increased $59.7 million to $187.1 million during 2010 from $127.3 million during 2009. The increase was primarily attributable to:

- $57.1 million of acquisitions in 2010 primarily related to Huntington Square, the former Mervyn's outparcel at Escondido Promenade, and the fee interest in Pentagon Row and a portion of Bethesda Row,
- $16.7 million investment in the Newbury Street Partnership, and
- $10.5 million acquisition of a first mortgage loan in March 2010,

partially offset by

- $13.0 million decrease in capital investments, and
- $7.0 million contribution in 2009, to our real estate partnership with a discretionary fund created and advised by ING Clarion Partners, which was used to repay property level debt which came due in December 1, 2009.

Net cash used in financing activities increased $180.0 million to $189.2 million during 2010 from $9.3 million during 2009. The increase was primarily attributable to:

- $516.7 million decrease in net proceeds from the issuance of mortgages, capital leases and notes payable due primarily to the 2009 issuance of our $372 million term loan and $163.1 million in new mortgage loans,
- $108.9 million decrease in net proceeds from the issuance of common shares due primarily to the 2009 issuance of 2.0 million shares in August 2009, and
- $7.0 million increase in dividends paid to common and preferred shareholders due to an increase in the dividend rate as well as an increase in the number of shares outstanding primarily as a result of the August 2009 issuance of 2.0 million shares,

partially offset by

- $175.9 million decrease in repayment of senior notes as our 8.75% senior notes due December 1, 2009, were repaid in 2009,
- $200.1 million increase in net borrowings on our revolving credit facility, and
- $74.9 million decrease in repayment of mortgages, capital leases and notes payable due substantially to the payoff of our $200 million term loan in May 2009 and $122 million of pay-downs on our new term loan in the fourth quarter 2009 partially offset by the $250 million payoff of our term loan in 2010.

Contractual Commitments

The following table provides a summary of our fixed, noncancelable obligations as of December 31, 2010:

	Commitments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)				
Fixed rate debt (principal and interest)	$2,126,400	$219,961	$581,791	$619,858	$704,790
Capital lease obligations (principal and interest)	165,342	5,475	10,972	10,975	137,920
Variable rate debt (principal only)(1)	86,400	77,000	—	—	9,400
Operating leases	59,924	1,467	2,620	2,556	53,281
Real estate commitments(2)	67,500	—	—	—	67,500
Development, redevelopment, and capital improvement obligations	54,378	54,243	91	44	—
Contractual operating obligations	11,700	7,509	3,974	217	—
Total contractual obligations	$2,571,644	$365,655	$599,448	$633,650	$972,891

(1) Variable rate debt includes a $9.4 million bond that had an interest rate of 0.51% at December 31, 2010 and our revolving credit facility, which currently has an outstanding balance of $77.0 million that bears interest at LIBOR plus 0.425%.

(2) A master lease on Melville Mall includes a fixed price put option requiring us to purchase the property for $5 million plus the assumption of the owners' debt. The current mortgage loan matures in September 2014, is expected to be refinanced at maturity, and has an outstanding contractual balance of $23.1 million at December 31, 2010. The real estate commitments currently include the fixed $5 million and all payments related to the current mortgage loan are included in fixed rate debt.

In addition to the amounts set forth in the table above and other liquidity requirements previously discussed, the following potential commitments exist:

(a) Under the terms of the Congressional Plaza partnership agreement, from and after January 1, 1986, an unaffiliated third party has the right to require us and the two other minority partners to purchase between one half to all of its 29.47% interest in Congressional Plaza at the interest's then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2010, our estimated liability upon exercise of the put option would range from approximately $44 million to $51 million.

(b) Under the terms of one other partnership which owns a project in southern California, if certain leasing and revenue levels are obtained for the property owned by the partnership, the other partner may require us to purchase their 10% partnership interest at a formula price based upon property operating income. The purchase price for the partnership interest will be paid using our common shares or, subject to certain conditions, cash. If the other partner does not redeem their interest, we may choose to purchase the partnership interest upon the same terms.

(c) Under the terms of various other partnership agreements, the partners have the right to exchange their operating units for cash or the same number of our common shares, at our option. As of December 31, 2010, a total of 362,314 operating units are outstanding.

(d) At December 31, 2010, we had letters of credit outstanding of approximately $14.0 million which are collateral for existing indebtedness and other obligations of the Trust.

Off-Balance Sheet Arrangements

We have a joint venture arrangement ("the Partnership") with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion"). We own 30% of the equity in the Partnership and Clarion owns 70%. We hold a general partnership interest, however, Clarion also holds a general partnership interest and has substantive participating rights. We cannot make significant decisions without Clarion's approval. Accordingly, we account for our interest in the Partnership using the equity method. As of December 31, 2010, the Partnership owned seven retail real estate properties. We are the manager of the Partnership and its properties, earning fees for acquisitions, management, leasing and financing. We also have the opportunity to receive performance-based earnings through our Partnership interest. The Partnership is subject to a buy-sell provision which is customary in real estate joint venture agreements and the industry. Either partner may initiate these provisions at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. At December 31, 2010 and 2009, the Partnership had $57.6 million and $57.8 million, respectively, of mortgages payable outstanding and our investment in the Partnership was $35.5 million and $35.6 million, respectively.

In May 2010, we formed Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership"), a joint venture limited partnership with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), which plans to acquire, operate and redevelop up to $200 million in properties located primarily in the Back Bay section of Boston, Massachusetts. We hold an 85% limited partnership interest in Newbury Street Partnership and Taurus holds a 15% limited partnership interest and serves as general partner. As general partner, Taurus is responsible for the operation and management of the properties, subject to our approval on major decisions. We have evaluated the entity and determined that it is not a VIE. Accordingly, given Taurus' role as general partner, we account for our interest in Newbury Street Partnership using the equity method. The entity is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. The buy-sell can be exercised only in certain circumstances through May 2014 and may be initiated by either party at anytime thereafter which could result in either the sale of our interest or the use of available cash or borrowings to acquire Taurus' interest. At December 31, 2010, we had invested approximately $16.7 million in Newbury Street Partnership including an $8.8 million mortgage loan.

Other than the joint venture described above and items disclosed in the Contractual Commitments Table, we have no off-balance sheet arrangements as of December 31, 2010 that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Debt Financing Arrangements

The following is a summary of our total debt outstanding as of December 31, 2010:

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2010	Stated Interest Rate as of December 31, 2010	Maturity Date
	(Dollars in thousands)			
Mortgages payable(1)				
Secured fixed rate				
Federal Plaza	36,500	$ 31,901	6.75%	June 1, 2011
Tysons Station	7,000	5,713	7.40%	September 1, 2011
Courtyard Shops	Acquired	7,289	6.87%	July 1, 2012
Bethesda Row	Acquired	19,994	5.37%	January 1, 2013
Bethesda Row	Acquired	4,163	5.05%	February 1, 2013
White Marsh Plaza(2)	Acquired	9,580	6.04%	April 1, 2013
Crow Canyon	Acquired	20,395	5.40%	August 11, 2013
Idylwood Plaza	16,910	16,544	7.50%	June 5, 2014
Leesburg Plaza	29,423	28,786	7.50%	June 5, 2014
Loehmann's Plaza	38,047	37,224	7.50%	June 5, 2014
Pentagon Row	54,619	53,437	7.50%	June 5, 2014
Melville Mall(3)	Acquired	23,073	5.25%	September 1, 2014
THE AVENUE at White Marsh	Acquired	57,803	5.46%	January 1, 2015
Barracks Road	44,300	39,850	7.95%	November 1, 2015
Hauppauge	16,700	15,022	7.95%	November 1, 2015
Lawrence Park	31,400	28,246	7.95%	November 1, 2015
Wildwood	27,600	24,827	7.95%	November 1, 2015
Wynnewood	32,000	28,785	7.95%	November 1, 2015
Brick Plaza	33,000	29,429	7.42%	November 1, 2015
Rollingwood Apartments	24,050	23,567	5.54%	May 1, 2019
Shoppers' World	Acquired	5,593	5.91%	January 31, 2021
Mount Vernon(4)	13,250	10,937	5.66%	April 15, 2028
Chelsea	Acquired	7,795	5.36%	January 15, 2031
Subtotal		529,953		
Net unamortized discount		(452)		
Total mortgages payable		529,501		
Notes payable				
Unsecured fixed rate				
Various(5)	15,308	11,481	3.57%	Various through 2013
Unsecured variable rate				
Revolving credit facility(6)	300,000	77,000	LIBOR + 0.425%	July 27, 2011
Escondido (Municipal bonds)(7)	9,400	9,400	0.51%	October 1, 2016
Total notes payable		97,881		
Senior notes and debentures				
Unsecured fixed rate				
4.50% notes	75,000	75,000	4.500%	February 15, 2011
6.00% notes	175,000	175,000	6.000%	July 15, 2012
5.40% notes	135,000	135,000	5.400%	December 1, 2013
5.95% notes	150,000	150,000	5.950%	August 15, 2014
5.65% notes	125,000	125,000	5.650%	June 1, 2016
6.20% notes	200,000	200,000	6.200%	January 15, 2017
5.90% notes	150,000	150,000	5.900%	April 1, 2020
7.48% debentures	50,000	29,200	7.480%	August 15, 2026
6.82% medium term notes	40,000	40,000	6.820%	August 1, 2027
Subtotal		1,079,200		
Net unamortized premium		627		
Total senior notes and debentures		1,079,827		
Capital lease obligations				
Various		59,940	Various	Various through 2106
Total debt and capital lease obligations		**$1,767,149**		

(1) Mortgages payable do not include our 30% share ($17.3 million) of the $57.6 million debt of the Partnership with a discretionary fund created and advised by ING Clarion Partners. It also excludes the $8.8 million mortgage loan on our Newbury Street Partnership for which we are the lender.

(2) The interest rate of 6.04% represents the weighted average interest rate for two mortgage loans secured by this property. The loan balance represents an interest only loan of $4.35 million at a stated rate of 6.18% and the remaining balance at a stated rate of 5.96%.
(3) We acquired control of Melville Mall through a 20-year master lease and secondary financing. Because we control the activities that most significantly impact this property and retain substantially all of the economic benefit and risk associated with it, this property is consolidated and the mortgage loan is reflected on the balance sheet, though it is not our legal obligation.
(4) The interest rate is fixed at 5.66% for the first ten years and then will be reset to a market rate in 2013. The lender has the option to call the loan on April 15, 2013 or any time thereafter.
(5) The interest rate of 3.57% represents the weighted average interest rate for three unsecured fixed rate notes payable. These notes mature between April 1, 2012 and January 31, 2013.
(6) The maximum amount drawn under our revolving credit facility during 2010 was $82.0 million and the weighted average effective interest rate, before amortization of debt fees, was 0.72%.
(7) The bonds require monthly interest only payments through maturity. The bonds bear interest at a variable rate determined weekly, which would enable the bonds to be remarketed at 100% of their principal amount. The property is not encumbered by a lien.

Our revolving credit facility and other debt agreements include financial and other covenants that may limit our operating activities in the future. As of December 31, 2010, we were in compliance with all of the financial and other covenants. If we were to breach any of our debt covenants and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares. Our organizational documents do not limit the level or amount of debt that we may incur.

The following is a summary of our debt maturities as of December 31, 2010:

	Unsecured	Secured	Capital Lease	Total
		(In thousands)		
2011	$ 152,724(1)	$ 47,349	$ 1,403	$ 201,476
2012	185,727	17,380	1,500	204,607
2013	135,030	72,107	1,609	208,746
2014	150,000	156,364	1,725	308,089
2015		203,398	1,851	205,249
Thereafter	553,600	33,355	51,852	638,807
	$1,177,081	$529,953	$59,940	$1,766,974(2)

(1) Our $300 million revolving credit facility matures on July 27, 2011. As of December 31, 2010, there is $77.0 million drawn under this credit facility.
(2) Total debt maturities differs from the total reported on the consolidated balance sheet due to unamortized discounts and premiums as of December 31, 2010.

Interest Rate Hedging

We had no hedging instruments outstanding during 2010. We use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

REIT Qualification

We intend to maintain our qualification as a REIT under Section 856(c) of the Code. As a REIT, we generally will not be subject to corporate federal income taxes on income we distribute to our shareholders as long as we satisfy certain technical requirements of the Code, including the requirement to distribute at least 90% of our taxable income to our shareholders.

Funds From Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of real estate companies' operating performance. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as follows: net income, computed in accordance with the U.S. GAAP, plus depreciation and amortization of real estate assets and excluding extraordinary items and gains and losses on the sale of real estate. We compute FFO in accordance with the NAREIT definition, and we have historically reported our FFO available for common shareholders in addition to our net income and net cash provided by operating activities. It should be noted that FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income);
- should not be considered an alternative to net income as an indication of our performance; and
- is not necessarily indicative of cash flow as a measure of liquidity or ability to fund cash needs, including the payment of dividends.

We consider FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

An increase or decrease in FFO available for common shareholders does not necessarily result in an increase or decrease in aggregate distributions because our Board of Trustees is not required to increase distributions on a quarterly basis unless it is necessary for us to maintain REIT status. However, we must distribute 90% of our taxable income to remain qualified as a REIT. Therefore, a significant increase in FFO will generally require an increase in distributions to shareholders although not necessarily on a proportionate basis.

Included below is a reconciliation of net income to FFO available for common shareholders as well as FFO available to common shareholders excluding the litigation provision. As further discussed in Note 8 to the consolidated financial statements, net income for 2010 and 2009 includes certain charges related to the litigation and appeal process over a parcel of land adjacent to Santana Row as well as adjusting the accrual for such litigation matter. Management believes FFO excluding this litigation provision provides a more meaningful evaluation of operations; while litigation is not unusual, we believe the premise of the underlying litigation matter (see Note 8 for discussion) warrants presentation of FFO excluding the related charges.

The reconciliation of net income to FFO available for common shareholders is as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Net income	$128,237	$103,872	$135,153
Net income attributable to noncontrolling interests	(5,447)	(5,568)	(5,366)
Gain on sale of real estate	(1,410)	(1,298)	(12,572)
Depreciation and amortization of real estate assets	107,187	103,104	101,450
Amortization of initial direct costs of leases	9,552	9,821	8,771
Depreciation of joint venture real estate assets	1,499	1,388	1,331
Funds from operations	239,618	211,319	228,767
Dividends on preferred shares	(541)	(541)	(541)
Income attributable to operating partnership units	980	974	950
Income attributable to unvested shares	(847)	(687)	(779)
Funds from operations available for common shareholders	$239,210	$211,065	$228,397
Litigation provision, net of allocation to unvested shares	329	16,301	
Funds from operations available for common shareholders excluding litigation provision	$239,539	$227,366	$228,397
Weighted average number of common shares, diluted(1)	61,693	60,201	59,266
Funds from operations available for common shareholders, per diluted share	$ 3.88	$ 3.51	$ 3.85
Litigation provision per diluted share		0.27	
Funds from operations available for common shareholders excluding litigation provision, per diluted share	$ 3.88	$ 3.78	$ 3.85

(1) The weighted average common shares used to compute FFO per diluted common share includes operating partnership units that were excluded from the computation of diluted EPS. Conversion of these operating partnership units is dilutive in the computation of FFO per diluted common share but is anti-dilutive for the computation of diluted EPS for the periods presented.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our use of financial instruments, such as debt instruments, subjects us to market risk which may affect our future earnings and cash flows, as well as the fair value of our assets. Market risk generally refers to the risk of loss from changes in interest rates and market prices. We manage our market risk by attempting to match anticipated inflow of cash from our operating, investing and financing activities with anticipated outflow of cash to fund debt payments, dividends to common and preferred shareholders, investments, capital expenditures and other cash requirements.

As of December 31, 2010, we were not party to any open derivative financial instruments. We may enter into certain types of derivative financial instruments to further reduce interest rate risk. We use interest rate protection and swap agreements, for example, to convert some of our variable rate debt to a fixed rate basis or to hedge anticipated financing transactions. We use derivatives for hedging purposes rather than speculation and do not enter into financial instruments for trading purposes.

Interest Rate Risk

The following discusses the effect of hypothetical changes in market rates of interest on interest expense for our variable rate debt and on the fair value of our total outstanding debt, including our fixed-rate debt. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our debt. Quoted market prices were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis is generally used to estimate the fair value of our mortgage and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. This analysis does not purport to take into account all of the factors that may affect our debt, such as the effect that a changing interest rate environment could have on the overall level of economic activity or the action that our management might take to reduce our exposure to the change. This analysis assumes no change in our financial structure.

Fixed Interest Rate Debt

The majority of our outstanding debt obligations (maturing at various times through 2031 or through 2106 including capital lease obligations) have fixed interest rates which limit the risk of fluctuating interest rates. However, interest rate fluctuations may affect the fair value of our fixed rate debt instruments. At December 31, 2010, we had $1.6 billion of fixed rate debt outstanding and $59.9 million of capital lease obligations. If market interest rates on our fixed rate debt instruments at December 31, 2010 had been 1.0% higher, the fair value of those debt instruments on that date would have decreased by approximately $67.2 million. If market interest rates on our fixed rate debt instruments at December 31, 2010 had been 1.0% lower, the fair value of those debt instruments on that date would have increased by approximately $71.7 million.

Variable Interest Rate Debt

Generally, we believe that our primary interest rate risk is due to fluctuations in interest rates on our variable rate debt. At December 31, 2010, we had $86.4 million of variable rate debt outstanding which consisted of $77.0 million outstanding on our revolving credit facility and $9.4 million of municipal bonds. Based upon this amount of variable rate debt and the specific terms, if market interest rates increased 1.0%, our annual interest expense would increase by approximately $0.9 million, and our net income and cash flows for the year would decrease by approximately $0.9 million. Conversely, if market interest rates decreased 1.0%, our annual interest expense would decrease by approximately $0.6 million with a corresponding increase in our net income and cash flows for the year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data are included as a separate section of this Annual Report on Form 10-K commencing on page F-1 and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Quarterly Assessment

We carried out an assessment as of December 31, 2010 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer. Rules adopted by the SEC require that we present the conclusions of our principal executive officer and our principal financial officer about the effectiveness of our disclosure controls and procedures and the conclusions of our management about the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report.

Principal Executive Officer and Principal Financial Officer Certifications

Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer and our principal financial officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of this Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports, such as this report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Senior Vice President-Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These controls and procedures are based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. Rules adopted by the SEC require that we present the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report.

Internal Control over Financial Reporting

Establishing and maintaining internal control over financial reporting is a process designed by, or under the supervision of, our President and Chief Executive Officer and Senior Vice President-Chief Financial Officer, as appropriate, and effected by our employees, including management and our Board of Trustees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. This process includes policies and procedures that:

- pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of our assets in reasonable detail;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with the authorization procedures we have established; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions that cannot be anticipated at the present time, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Evaluations

The evaluation by our Chief Executive Officer and our Chief Financial Officer of our disclosure controls and procedures and our internal control over financial reporting included a review of our procedures and procedures performed by internal audit, as well as discussions with our Disclosure Committee and others in our organization, as appropriate. In conducting this evaluation, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. In the course of the evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The evaluation of our disclosure controls and procedures and our internal control over financial reporting is done on a quarterly basis, so that the conclusions concerning the effectiveness of such controls can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Our internal control over financial reporting is also assessed on an ongoing basis by personnel in our accounting department and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and our internal control over financial reporting and to make modifications as necessary. Our intent in this regard is that the disclosure controls and procedures and internal control over financial reporting will be maintained and updated (including with improvements and corrections) as conditions warrant. Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal control over financial reporting. This information is important both for the evaluation generally and because the Section 302 certifications require that our Chief Executive Officer and our Chief Financial Officer disclose that information to the Audit Committee of our Board of Trustees and our independent auditors and also require us to report on related matters in this section of the Annual Report on Form 10 K. In the Public Company Accounting Oversight Board's Auditing Standard No. 5, a "deficiency" in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A "material weakness" is defined in Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We also sought to deal with other control matters in the evaluation, and in any case in which a problem was identified, we considered what revision, improvement and/or correction was necessary to be made in accordance with our on-going procedures.

Periodic Evaluation and Conclusion of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Periodic Evaluation and Conclusion of Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our internal control over financial reporting as of the end of our most recent fiscal year. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such internal control over financial reporting was effective as of the end of our most recent fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Statement of Our Management

Our management has issued a report on its assessment of the Trust's internal control over financial reporting, which appears on page F-2 of this Annual Report on Form 10-K.

Statement of Our Independent Registered Public Accounting Firm

Grant Thornton LLP, our independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Trust's internal control over financial reporting, which appears on page F-3 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our fourth fiscal quarter of 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required in Part III is omitted from this Report but is incorporated herein by reference from our Proxy Statement for the 2011 Annual Meeting of Shareholders (as amended or supplemented, the "Proxy Statement").

ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The tables and narrative in the Proxy Statement identifying our Trustees and Board committees under the caption "Election of Trustees" and "Corporate Governance", the sections of the Proxy Statement entitled "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" and other information included in the Proxy Statement required by this Item 10 are incorporated herein by reference.

We have adopted a Code of Ethics, which is applicable to our Chief Executive Officer and senior financial officers. The Code of Ethics is available in the Corporate Governance section of the Investors section of our website at *www.federalrealty.com*.

ITEM 11. EXECUTIVE COMPENSATION

The sections of the Proxy Statement entitled "Summary Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Trustee Compensation" and "Compensation Discussion and Analysis" and other information included in the Proxy Statement required by this Item 11 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The sections of the Proxy Statement entitled "Share Ownership" and "Equity Compensation Plan Information" and other information included in the Proxy Statement required by this Item 12 are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The sections of the Proxy Statement entitled "Certain Relationship and Related Transactions" and "Independence of Trustees" and other information included in the Proxy Statement required by this Item 13 are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The sections of the Proxy Statement entitled "Ratification of Independent Registered Public Accounting Firm" and "Relationship with Independent Registered Public Accounting Firm" and other information included in the Proxy Statement required by this Item 14 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Our consolidated financial statements and notes thereto, together with Management's Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm are included as a separate section of this Annual Report on Form 10-K commencing on page F-1.

(2) Financial Statement Schedules

Our financial statement schedules are included in a separate section of this Annual Report on Form 10-K commencing on page F-34.

(3) Exhibits

A list of exhibits to this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

(b) See Exhibit Index

(c) Not Applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized this 15th day of February, 2011.

Federal Realty Investment Trust

By: /S/ DONALD C. WOOD

Donald C. Wood
President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of Donald C. Wood and Dawn M. Becker as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/S/ DONALD C. WOOD **Donald C. Wood**	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 15, 2011
/S/ ANDREW P. BLOCHER **Andrew P. Blocher**	Senior Vice President-Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 15, 2011
/S/ JOSEPH S. VASSALLUZZO **Joseph S. Vassalluzzo**	Non-Executive Chairman	February 15, 2011
/S/ JON E. BORTZ **Jon E. Bortz**	Trustee	February 15, 2011
/S/ DAVID W. FAEDER **David W. Faeder**	Trustee	February 15, 2011
/S/ KRISTIN GAMBLE **Kristin Gamble**	Trustee	February 15, 2011
/S/ GAIL P. STEINEL **Gail P. Steinel**	Trustee	February 15, 2011
/S/ WARREN M. THOMPSON **Warren M. Thompson**	Trustee	February 15, 2011

Item 8 and Item 15(a)(1) and (2)
Index to Consolidated Financial Statements and Schedules

All other schedules have been omitted either because the information is not applicable, not material, or is disclosed in our consolidated financial statements and related notes.

Management Assessment Report on Internal Control over Financial Reporting

The management of Federal Realty is responsible for establishing and maintaining adequate internal control over financial reporting. Establishing and maintaining internal control over financial reporting is a process designed by, or under the supervision of, our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, and effected by our employees, including management and our Board of Trustees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes policies and procedures that:

- pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of our assets in reasonable detail;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with the authorization procedures we have established; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management conducted an assessment of the effectiveness of the Trust's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on this assessment, management concluded that our internal control over financial reporting is effective, based on those criteria, as of December 31, 2010.

Grant Thornton LLP, the independent registered public accounting firm that audited the Trust's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Trust's internal control over financial reporting, which appears on page F-3 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders of Federal Realty Investment Trust

We have audited Federal Realty Investment Trust (a Maryland real estate investment trust) and subsidiaries' (collectively, the Trust) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Federal Realty Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Assessment Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Federal Realty Investment Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Federal Realty Investment Trust and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Federal Realty Investment Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 15, 2011 expressed an unqualified opinion.

/S/ GRANT THORNTON LLP

McLean, Virginia
February 15, 2011

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders of Federal Realty Investment Trust

We have audited the accompanying consolidated balance sheets of Federal Realty Investment Trust (a Maryland real estate investment trust) and subsidiaries (collectively, the Trust) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(a) (1) and (2). These financial statements and financial statement schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 15, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

McLean, Virginia
February 15, 2011

Federal Realty Investment Trust

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In thousands)	
ASSETS		
Real estate, at cost		
Operating (including $97,157 and $68,643 of consolidated variable interest entities, respectively)	$ 3,726,223	$3,619,562
Construction-in-progress	163,200	132,758
Assets held for sale (discontinued operations)	6,519	6,914
	3,895,942	3,759,234
Less accumulated depreciation and amortization (including $4,431 and $3,053 of consolidated variable interest entities, respectively)	(1,035,204)	(938,087)
Net real estate	2,860,738	2,821,147
Cash and cash equivalents	15,797	135,389
Accounts and notes receivable, net	68,997	72,191
Mortgage notes receivable, net	44,813	48,336
Investment in real estate partnerships	51,606	35,633
Prepaid expenses and other assets	110,686	99,265
Debt issuance costs, net of accumulated amortization of $9,075 and $8,291, respectively	6,916	10,348
TOTAL ASSETS	$ 3,159,553	$3,222,309
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Mortgages payable (including $22,785 and $23,417 of consolidated variable interest entities, respectively)	$ 529,501	$ 539,609
Capital lease obligations	59,940	62,275
Notes payable	97,881	261,745
Senior notes and debentures	1,079,827	930,219
Accounts payable and accrued expenses	102,574	109,061
Dividends payable	41,601	40,800
Security deposits payable	11,751	11,710
Other liabilities and deferred credits	55,348	57,827
Total liabilities	1,978,423	2,013,246
Commitments and contingencies (Note 8)		
Shareholders' equity		
Preferred shares, authorized 15,000,000 shares, $.01 par: 5.417% Series 1 Cumulative Convertible Preferred Shares, (stated at liquidation preference $25 per share), 399,896 shares issued and outstanding	9,997	9,997
Common shares of beneficial interest, $.01 par, 100,000,000 shares authorized, 61,526,418 and 61,242,050 issued and outstanding, respectively	615	612
Additional paid-in capital	1,666,803	1,653,177
Accumulated dividends in excess of net income	(527,582)	(486,449)
Total shareholders' equity of the Trust	1,149,833	1,177,337
Noncontrolling interests	31,297	31,726
Total shareholders' equity	1,181,130	1,209,063
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,159,553	$3,222,309

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
REVENUE			
Rental income	$ 525,528	$ 512,725	$501,055
Other property income	14,545	12,850	14,008
Mortgage interest income	4,601	4,943	4,548
Total revenue	544,674	530,518	519,611
EXPENSES			
Rental expenses	111,034	108,627	109,463
Real estate taxes	59,108	58,109	55,417
General and administrative	24,189	22,032	26,732
Litigation provision	330	16,355	
Depreciation and amortization	119,539	114,812	110,748
Total operating expenses	314,200	319,935	302,360
OPERATING INCOME	230,474	210,583	217,251
Other interest income	256	1,894	916
Interest expense	(101,882)	(108,781)	(99,163)
Early extinguishment of debt	(2,801)	(2,639)	
Income from real estate partnerships	1,060	1,322	1,612
INCOME FROM CONTINUING OPERATIONS	127,107	102,379	120,616
DISCONTINUED OPERATIONS			
Discontinued operations — (loss) income	(280)	195	1,965
Discontinued operations — gain on sale of real estate	1,000	1,298	12,572
Results from discontinued operations	720	1,493	14,537
INCOME BEFORE GAIN ON SALE OF REAL ESTATE	127,827	103,872	135,153
Gain on sale of real estate	410		
NET INCOME	128,237	103,872	135,153
Net income attributable to noncontrolling interests	(5,447)	(5,568)	(5,366)
NET INCOME ATTRIBUTABLE TO THE TRUST	122,790	98,304	129,787
Dividends on preferred shares	(541)	(541)	(541)
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	$ 122,249	$ 97,763	$129,246
EARNINGS PER COMMON SHARE, BASIC			
Continuing operations	$ 1.97	$ 1.60	$ 1.94
Discontinued operations	0.01	0.03	0.25
Gain on sale of real estate	0.01		
	$ 1.99	$ 1.63	$ 2.19
Weighted average number of common shares, basic	61,182	59,704	58,665
EARNINGS PER COMMON SHARE, DILUTED			
Continuing operations	$ 1.96	$ 1.60	$ 1.94
Discontinued operations	0.01	0.03	0.25
Gain on sale of real estate	0.01		
	$ 1.98	$ 1.63	$ 2.19
Weighted average number of common shares, diluted	61,324	59,830	58,889

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Shareholders' Equity of the Trust								
	Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Dividends In Excess of Net Income	Notes Receivable From the Issuance of Common Shares	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
	(In thousands, except share data)								
BALANCE AT DECEMBER 31, 2007	399,896	$9,997	58,645,665	$586	$1,512,228	$(407,376)	$(803)	$31,818	$1,146,450
Net income/comprehensive income	—	—	—	—	—	129,787	—	5,366	135,153
Dividends declared to common shareholders	—	—	—	—	—	(148,444)	—	—	(148,444)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	—	(541)
Distributions declared to noncontrolling interests	—	-	—	—	—	—	—	(4,788)	(4,788)
Common shares issued	—	—	274	—	19	—	—	—	19
Exercise of stock options	—	—	214,853	2	8,006	—	—	—	8,008
Shares issued under dividend reinvestment plan	—	—	39,343	—	2,755	—	—	—	2,755
Share-based compensation expense, net	—	—	85,543	2	7,776	—	—	—	7,778
Conversion and redemption of OP units	—	—	—		(195)	—	—	(368)	(563)
Loans paid	—	—	—	—	—	—	803	—	803
Contributions by noncontrolling interests	—	—	—	—	—	—	—	324	324
BALANCE AT DECEMBER 31, 2008	399,896	9,997	58,985,678	590	1,530,589	(426,574)	—	32,352	1,146,954
Net income/comprehensive income	—	—	—	—	—	98,304	—	5,568	103,872
Dividends declared to common shareholders	—	—	—	—	—	(157,638)	—	—	(157,638)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	--	(541)
Distributions declared to noncontrolling interests	—	—	—	—	—	—	—	(6,139)	(6,139)
Common shares issued	—	—	1,995,563	20	109,996	—	—	—	110,016
Exercise of stock options	—	—	126,500	1	2,757	—	—	—	2,758
Shares issued under dividend reinvestment plan	—	—	50,888	—	2,728	—	—	—	2,728
Share-based compensation expense, net	—	—	83,421	1	7,138	—	—	—	7,139
Conversion and redemption of OP units	—	—	—	—	(31)	—	—	(55)	(86)
BALANCE AT DECEMBER 31, 2009	399,896	9,997	61,242,050	612	1,653,177	(486,449)	—	31,726	1,209,063
Net income/comprehensive income	—	—	—	—	—	122,790	—	5,447	128,237
Dividends declared to common shareholders	—	—	—	—	—	(163,382)	—	—	(163,382)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	—	(541)
Distributions declared to noncontrolling interests	—	—	—	—	—	—	—	(5,207)	(5,207)
Common shares issued	—	—	190	—	14	—	—	—	14
Exercise of stock options	—	—	107,493	1	4,051	—	-	—	4,052
Shares issued under dividend reinvestment plan	—	—	34,401	—	2,544	—	—	—	2,544
Share-based compensation expense, net	—	—	135,338	2	6,485	—	—	—	6,487
Conversion and redemption of OP units	—	—	6,946	—	532	—	—	(669)	(137)
BALANCE AT DECEMBER 31, 2010	399,896	$9,997	61,526,418	$615	$1,666,803	$(527,582)	$ —	$31,297	$1,181,130

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 128,237	$ 103,872	$ 135,153
Adjustment to reconcile net income to net cash provided by operating activities			
Depreciation and amortization, including discontinued operations	119,817	115,093	111,069
Litigation provision	(250)	15,690	
Gain on sale of real estate	(1,410)	(1,298)	(12,572)
Early extinguishment of debt	2,801	2,639	
Income from real estate partnerships	(1,060)	(1,322)	(1,612)
Other, net	4,099	5,265	1,585
Changes in assets and liabilities net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable	7,461	7,079	(6,303)
(Increase) decrease in prepaid expenses and other assets	(2,824)	(716)	2,668
(Decrease) increase in accounts payable and accrued expenses	(879)	9,753	(4,329)
Increase in security deposits and other liabilities	743	710	2,626
Net cash provided by operating activities	256,735	256,765	228,285
INVESTING ACTIVITIES			
Acquisition of real estate	(57,133)	(10,531)	(99,625)
Capital expenditures — development and redevelopment	(50,414)	(76,079)	(104,196)
Capital expenditures — other	(38,681)	(26,000)	(33,790)
Proceeds from sale of real estate		2,122	44,890
Investment in real estate partnerships	(16,930)	(7,020)	
Distribution from real estate partnership in excess of earnings	237	594	363
Leasing costs	(10,272)	(8,924)	(9,921)
Issuance of mortgage and other notes receivable, net	(13,895)	(1,503)	(5,288)
Net cash used in investing activities	(187,088)	(127,341)	(207,567)
FINANCING ACTIVITIES			
Net borrowings (repayments) under revolving credit facility, net of costs	76,550	(123,500)	123,500
Issuance of senior notes, net of costs	148,457	147,534	
Purchase and retirement of senior notes/debentures		(175,867)	(20,800)
Issuance of mortgages, capital leases and notes payable, net of costs	9,950	526,617	
Repayment of mortgages, capital leases and notes payable	(262,340)	(337,221)	(18,512)
Extension fee on term loan			(200)
Issuance of common shares	6,610	115,502	11,585
Dividends paid to common and preferred shareholders	(163,120)	(156,100)	(146,418)
Distributions to noncontrolling interests	(5,346)	(6,223)	(5,341)
Net cash used in financing activities	(189,239)	(9,258)	(56,186)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(119,592)	120,166	(35,468)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	135,389	15,223	50,691
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,797	$ 135,389	$ 15,223

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

Federal Realty Investment Trust (the "Trust") is an equity real estate investment trust ("REIT") specializing in the ownership, management and redevelopment of retail and mixed-use properties. Our properties are located primarily in densely populated and affluent communities in strategically selected metropolitan markets in the Mid-Atlantic and Northeast regions of the United States, as well as in California. As of December 31, 2010, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 85 predominantly retail real estate projects.

We operate in a manner intended to enable us to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders.

Principles of Consolidation and Estimates

Our consolidated financial statements include the accounts of the Trust, its corporate subsidiaries, and all entities in which the Trust has a controlling interest or has been determined to be the primary beneficiary of a variable interest entity ("VIE"). The equity interests of other investors are reflected as noncontrolling interests. All significant intercompany transactions and balances are eliminated in consolidation. We account for our interests in joint ventures, which we do not control or manage, using the equity method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP," requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past, current and expected events and economic conditions. Actual results could differ from these estimates.

Reclassifications

Certain 2009 and 2008 amounts have been reclassified to conform to current period presentation.

Revenue Recognition and Accounts Receivable

Our leases with tenants are classified as operating leases. Substantially all such leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on management's assessment of credit, collection and other business risk. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if we have determined the required sales level is achieved and the percentage rents are collectible. Real estate tax and other cost reimbursements are recognized on an accrual basis over the periods in which the related expenditures are incurred. For a tenant to terminate its lease agreement prior to the end of the agreed term, we may require that they pay a fee to cancel the lease agreement. Lease termination fees for which the tenant has relinquished control of the space are generally recognized on the termination date. When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement.

We make estimates of the collectability of our accounts receivable related to minimum rents, straight-line rents, expense reimbursements and other revenue. Accounts receivable is carried net of this allowance for doubtful accounts. Our determination as to the collectability of accounts receivable and correspondingly, the adequacy of this allowance, is based primarily upon evaluations of individual receivables, current economic conditions, historical experience and other relevant factors. The allowance for doubtful accounts is increased or decreased through bad debt expense. Accounts receivable are written-off when they are deemed to be uncollectible and we are no longer actively pursuing collection.

In some cases, primarily relating to straight-line rents, the collection of accounts receivable extends beyond one year. Our experience relative to unbilled straight-line rents is that a portion of the amounts otherwise recognizable as revenue is never billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors. Accordingly, the extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the nonrecognition of a portion of straight-line rental income until the collection of such income is reasonably assured. If our evaluation of tenant credit risk changes indicating more straight line revenue is reasonably collectible than previously estimated and realized, the additional straight line rental income is recognized as revenue. If our evaluation of tenant credit risk changes indicating a portion of realized straight-line rental income is no longer collectible, a reserve and bad debt expense is recorded. At December 31, 2010 and 2009, accounts receivable include approximately $45.6 million and $41.8 million, respectively, related to straight-line rents. At December 31, 2010 and 2009, our allowance for doubtful accounts was $18.7 million and $16.1 million, respectively.

Real Estate

Land, buildings and improvements are recorded at cost. Depreciation is computed using the straight line method. Estimated useful lives range generally from 35 years to a maximum of 50 years on buildings and major improvements. Minor improvements, furniture and equipment are capitalized and depreciated over useful lives ranging from 3 to 20 years. Maintenance and repairs that do not improve or extend the useful lives of the related assets are charged to operations as incurred. Tenant improvements are capitalized and depreciated over the life of the related lease or their estimated useful life, whichever is shorter. If a tenant vacates its space prior to contractual termination of its lease, the undepreciated balance of any tenant improvements are written off if they are replaced or have no future value. In 2010, 2009 and 2008, real estate depreciation expense was $108.3 million, $103.7 million and $101.3 million, respectively, including amounts from discontinued operations and assets under capital lease obligations.

Sales of real estate are recognized only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer and we have no significant continuing involvement. The application of this criteria can be complex and requires us to make assumptions. We believe this criteria was met for all real estate sold during 2010, 2009 and 2008.

Our methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and appraised values. When we acquire operating real estate properties, the purchase price is allocated to land, building, improvements, intangibles such as in-place leases, and to current assets and liabilities acquired, if any. The value allocated to in-place leases is amortized over the related lease term and reflected as rental income in the statement of operations. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off to rental income.

Effective January 1, 2009 with the adoption of a new accounting standard for business combinations, transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to the acquisition of a business are expensed as incurred and included in "general and administrative expenses" in our consolidated statements of operations. The acquisition of an operating shopping center typically qualifies as a business. For acquisitions prior to January 1, 2009 and asset acquisitions not meeting the definition of a business, transaction costs are capitalized as part of the acquisition cost.

When applicable, as lessee, we classify our leases of land and building as operating or capital leases. We are required to use judgment and make estimates in determining the lease term, the estimated economic life of the property and the interest rate to be used in determining whether or not the lease meets the qualification of a capital lease and is recorded as an asset.

We capitalize certain costs related to the development and redevelopment of real estate including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved. Additionally, we capitalize interest costs related to development and redevelopment activities. Capitalization of these costs begin when the activities and related expenditures commence and cease when the project is substantially complete and ready for its intended use at which time the project is placed in service and depreciation commences. Additionally, we make estimates as to the probability of certain development and redevelopment projects being completed. If we determine the development or redevelopment is no longer probable of completion, we expense all capitalized costs which are not recoverable.

We review for impairment on a property by property basis. Impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount at which time the property is written-down to fair value. Properties held for sale are recorded at the lower of the carrying amount or the expected sales price less costs to sell. The sale or disposal of a "component of an entity" is treated as discontinued operations. The operating properties sold by us typically meet the definition of a component of an entity and as such the revenues and expenses associated with sold properties are reclassified to discontinued operations for all periods presented.

Cash and Cash Equivalents

We define cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity under three months. Cash balances in individual banks may exceed the federally insured limit by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2010, we had $6.8 million in excess of the FDIC insured limit.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of lease costs, prepaid property taxes and acquired above market leases. Capitalized lease costs are direct costs incurred which were essential to originate a lease and would not have been incurred had the leasing transaction not taken place and include third party commissions and salaries and related costs of personnel directly related to time spent obtaining a lease. Capitalized lease costs are amortized over the life of the related lease. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any lease costs are written off. Other assets also include the premiums paid for split dollar life insurance covering several officers and former officers which were approximately $4.6 million at December 31, 2010 and 2009.

Debt Issuance Costs

Costs related to the issuance of debt instruments are capitalized and are amortized as interest expense over the estimated life of the related issue using the straight-line method which approximates the effective interest method. If a debt instrument is paid off prior to its original maturity date, the unamortized balance of debt issuance costs are written off to interest expense or, if significant, included in "early extinguishment of debt."

Derivative Instruments

As of December 31, 2010 and 2009, we had no outstanding hedging instruments. At times, we may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

Our cash flow hedges are recorded at fair value. We assess effectiveness of our cash flow hedges both at inception and on an ongoing basis. The effective portion of changes in fair value of our cash flow hedges is recorded in other comprehensive income, and the ineffective portion of changes in fair value of our cash flow hedges is recognized in earnings in the period affected. In February 2008, we entered into interest swap agreements to fix the variable portion of our $200 million term loan at a combined fixed rate of 2.789% through November 6, 2008. Both swaps were designated and qualified as cash flow hedges and were recorded at fair value until the swaps ended on November 6, 2008. No hedge instruments were outstanding during 2010 and 2009. Hedge ineffectiveness did not have a significant impact on earnings in 2008, and we do not anticipate it will have a significant effect in the future.

Mortgage Notes Receivable

We have made certain mortgage loans that, because of their nature, qualify as loan receivables. At the time the loans were made, we did not intend for the arrangement to be anything other than a financing and did not contemplate a real estate investment. We evaluate each investment to determine whether the loan arrangement qualifies as a loan, joint venture or real estate investment and the appropriate accounting thereon. Such determination affects our balance sheet classification of these investments and the recognition of interest income derived therefrom. On some of the loans we receive additional interest, however, we never receive in excess of 50% of the residual profit in the project, and because the borrower has either a substantial investment in the project or has guaranteed all or a portion of our loan (or a combination thereof), the loans qualify for loan accounting. The amounts under these arrangements are presented as mortgage notes receivable at December 31, 2010 and 2009.

Mortgage notes receivable are recorded at cost, net of any valuation adjustments. Interest income is accrued as earned. Mortgage notes receivable are considered past due based on the contractual terms of the note agreement. On a quarterly basis, we evaluate the collectability of each mortgage note receivable based on various factors which may include payment history, expected fair value of the collateral securing the loan, internal and external credit information and/or economic trends. A loan is considered impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due under the existing contractual terms. When a loan is considered impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the mortgage note receivable to the present value of expected future cash flows. Since all of our loans are collateralized by either a first or second mortgage, the loans have risk characteristics similar to the risks in owning commercial real estate.

Share Based Compensation

We grant share based compensation awards to employees and trustees typically in the form of options, commons shares, and restricted common shares. We measure stock based compensation expense based on the grant date fair value of the award and recognize the expense ratably over the vesting period. See Note 14 for further discussion regarding our share based compensation plans and policies.

Variable Interest Entities

Certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest qualify as VIEs. VIEs are required to be consolidated by their primary beneficiary. Effective January 1, 2010 with the adoption of a new accounting pronouncement, the primary beneficiary of a VIE has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to January 1, 2010, the primary beneficiary of a VIE was determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both.

We have evaluated our investments in certain joint ventures including our real estate partnership with affiliates of a discretionary fund created and advised by ING Clarion Partners and our Taurus Newbury Street JV II Limited Partnership and determined that these joint ventures do not meet the requirements of a variable interest entity and, therefore, consolidation of these ventures is not required. These investments are accounted for using the equity method. We have also evaluated our mortgage loans receivable and determined that entities obligated under the mortgage loans are not VIEs except with respect to our first and second mortgage loans on a shopping center and adjacent building located in Norwalk, Connecticut as further discussed in Note 3. Our investment balances from our real estate partnerships and mortgage notes receivable are presented separately in our consolidated balance sheets.

On October 16, 2006, we acquired the leasehold interest in Melville Mall under a 20 year master lease. Additionally, we loaned the owner of Melville Mall $34.2 million secured by a second mortgage on the property. We have an option to purchase the shopping center on or after October 16, 2021 for a price of $5.0 million plus the assumption of the first mortgage and repayment of the second mortgage. If we fail to exercise our purchase option, the owner of Melville Mall has a put option which would require us to purchase Melville Mall in 2023 for $5 million and the assumption of the owner's debt. We have determined that this property is held in a variable interest entity for which we are the primary beneficiary. Accordingly, beginning October 16, 2006, we consolidated this property and its operations. As of December 31, 2010 and 2009, $22.8 million and $23.4 million, respectively, are included in mortgages payable (net of unamortized discounts) for the mortgage loan secured by Melville Mall, however, the loan is not our legal obligation. At December 31, 2010 and 2009, net real estate assets related to Melville Mall included in our consolidated balance sheet are approximately $64.8 million and $65.6 million, respectively.

In conjunction with the acquisitions of several of our properties, we entered into Reverse Section 1031 like-kind exchange agreements with a third party intermediary. The exchange agreements are for a maximum of 180 days and allow us, for tax purposes, to defer gains on sale of other properties sold within this period. Until the earlier of termination of the exchange agreements or 180 days after the respective acquisition dates, the third party intermediary is the legal owner of each property, although we control the activities that most significantly impact each property and retain all of the economic benefits and risks associated with each property. Each property is held by a third party intermediary in a variable interest entity for which we are the primary beneficiary. Accordingly, we consolidate these properties and their operations even during the period they are held by a third party intermediary. A summary of such properties is as follows:

Property	*Dates Held by a Third Party Intermediary*	*Date Consolidated*
Del Mar Village	May 30, 2008 to November 25, 2008	May 30, 2008
7015 & 7045 Beracasa Way	July 11, 2008 to January 7, 2009	July 11, 2008
Courtyard Shops	September 4, 2008 to March 2, 2009	September 4, 2008
Huntington Square(1)	August 16, 2010 to February 12, 2011	August 16, 2010

(1) Quantitative and qualitative information regarding significant assets and liabilities are included in Note 2.

Income Taxes

We operate in a manner intended to enable us to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Therefore, federal income taxes on our taxable income have been and are generally expected to be immaterial. We are obligated to pay state taxes, generally consisting of franchise or gross receipts taxes in certain states. Such state taxes also have not been material.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). A TRS is subject to federal and state income taxes. Other than the sales of condominiums at Santana Row, which occurred between August 2005 and August 2006, our TRS activities have not been material.

With few exceptions, we are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2006. As of December 31, 2010 and 2009, we had no material unrecognized tax benefits. While we currently have no material unrecognized tax benefits, as a policy, we recognize penalties and interest accrued related to unrecognized tax benefits as income tax expense.

Segment Information

Our primary business is the ownership, management, and redevelopment of retail and mixed use properties. We review operating and financial information for each property on an individual basis and therefore, each property represents an individual operating segment. We evaluate financial performance using property operating income, which consists of rental income, other property income and mortgage interest income, less rental expenses and real estate taxes. No individual property constitutes more than 10% of our revenues or property operating income and we have no operations outside of the United States of America. Therefore, we have aggregated our properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies, are typically located in major metropolitan areas, and have similar tenant mixes.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued a new accounting standard which provides certain changes to the evaluation of a VIE including requiring a qualitative rather than quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether an enterprise is the primary beneficiary of a VIE, and enhanced disclosures about an enterprise's involvement with a VIE. Under the new standard, the primary beneficiary has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

We adopted the standard effective January 1, 2010. The adoption did not have a material impact to our financial statements. The newly required balance sheet disclosures regarding assets and liabilities of a consolidated VIE have been parenthetically included in our balance sheet. These parenthetical amounts relate to Melville Mall in Huntington, New York, a shopping center and adjacent commercial building in Norwalk, Connecticut, and Huntington Square in East Northport, New York. Although the adoption of this standard did not have a material impact to our financial statements, this standard could impact future consolidation of entities based on the specific facts and circumstances of those entities.

In July 2010, the FASB issued a new accounting standard that requires enhanced disclosures about financing receivables, including the allowance for credit losses, credit quality, and impaired loans. This standard is effective for fiscal years ending after December 15, 2010. We adopted the standard in the fourth quarter 2010 and it did not have a material impact to our financial statements.

Consolidated Statements of Cash Flows Supplemental Disclosures

The following table provides additional information related to the consolidated statements of cash flows:

	2010	2009	2008
		(In thousands)	
SUPPLEMENTAL DISCLOSURES:			
Total interest costs incurred	$108,167	$114,330	$104,464
Interest capitalized	(6,285)	(5,549)	(5,301)
Interest expense	$101,882	$108,781	$ 99,163
Cash paid for interest, net of amounts capitalized	$ 98,932	$102,106	$ 95,897
Cash paid for income taxes	$ 255	$ 324	$ 444
NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Extinguishment of deferred ground rent liability	$ 8,832	$ —	$ —
Extinguishment of capital lease obligations	$ 1,031	$ —	$ 11,545
Acquisition of real estate through exchange transaction	$ —	$ 30,100	$ —
Proceeds from sale of real estate through exchange transaction	$ —	$ 25,100	$ —
Liability assumed through exchange transaction	$ —	$ 5,000	$ —
Mortgage loans assumed with acquisitions	$ —	$ —	$ 32,452
Note payable issued with acquisitions	$ —	$ —	$ 2,221

Capitalized lease costs are direct costs incurred which were essential to originate a lease and would not have been incurred had the leasing transaction not taken place. These costs include third party commissions and salaries and personnel costs related to obtaining a lease. Capitalized lease costs are amortized over the initial term of the related lease which generally ranges from three to ten years. We view these lease costs as part of the up-front initial investment we made in order to generate a long-term cash inflow and therefore, we classify cash outflows related to leasing costs as an investing activity in our consolidated statements of cash flows.

NOTE 2. REAL ESTATE

A summary of our real estate investments and related encumbrances is as follows:

	Cost	Accumulated Depreciation and Amortization	Encumbrances
		(In thousands)	
December 31, 2010			
Retail and mixed-use properties	$3,758,960	$ (995,328)	$505,934
Retail properties under capital leases	108,381	(29,421)	59,940
Residential	28,601	(10,455)	23,567
	$3,895,942	$(1,035,204)	$589,441
December 31, 2009			
Retail and mixed-use properties	$3,615,514	$ (899,120)	$515,729
Retail properties under capital leases	115,813	(29,261)	62,275
Residential	27,907	(9,706)	23,880
	$3,759,234	$ (938,087)	$601,884

Retail and mixed-use properties includes the residential portion of Santana Row and Bethesda Row. The residential property investments are comprised of our investments in Rollingwood Apartments and Crest Apartments at Congressional Plaza.

2010 Significant Acquisitions and Transactions

A summary of our significant acquisitions in 2010 is as follows:

Date	Property	City, State	Gross Leasable Area	Purchase Price
			(In square feet)	(In millions)
August 16	Huntington Square	East Northport, NY	74,000	$17.6(1)
November 10	Former Mervyn's Parcel (Escondido Promenade)	Escondido, CA	75,000	11.2(2)
November 22	Pentagon Row	Arlington, VA	N/A	8.5(3)
December 27	Bethesda Row	Bethesda, MD	N/A	9.4(4)
		Total	149,000	$46.7

(1) We acquired the leasehold interest in this property. Approximately $9.2 million of net assets acquired were allocated to other assets for "above market leases" and a "below market ground lease" for which we are the lessee. Approximately $1.7 million of net assets acquired were allocated to liabilities for "below market leases". We incurred approximately $0.3 million of acquisition costs which are included in "general and administrative expenses".

(2) This property is adjacent to and operated as part of Escondido Promenade which is owned through a partnership in which we own the controlling interest.

(3) We and a subsidiary of Post Properties, Inc. ("Post") purchased the fee interest in the land under Pentagon Row. The land was purchased as a result of a favorable outcome to litigation. In September 2008, we and Post sued Vornado Realty Trust and related entities ("Vornado") for breach of contract in the Circuit Court of Arlington County, Virginia. The breach of contract was a result of Vornado's acquiring in transactions in 2005 and 2007 the fee interest in the land under our Pentagon Row project without first giving us and Post the opportunity to purchase the fee interest in that land as required by the right of first offer ("ROFO") provisions included in the documentation relating to the Pentagon Row project. On April 30, 2010, the judge in this case issued a ruling that Vornado failed to comply with the ROFO and as a result, breached the contract, and ordered Vornado to sell to us and Post, collectively, the land under Pentagon Row. Vornado appealed the ruling, however, the appeal was denied in November 2010. As part of the acquisition of the land and termination of the respective ground lease, we were relieved of our deferred ground rent liability for approximately $8.8 million. The liability was offset against the purchase price with the excess of the liability over the purchase price of $0.3 million included in the statement of operations as an adjustment to rental expense.

(4) We acquired the fee interest in approximately 2.1 acres of land under Bethesda Row. Prior to the transaction, the land parcel was owned pursuant to a ground lease and encumbered by a capital lease obligation which was terminated as part of the transaction.

The $0.4 million gain on sale of real estate relates to condemnation proceeds, net of costs, at one of our Northern Virginia properties in order to expand a local road.

In December 2010, we committed to a plan of sale for two buildings on Fifth Avenue in San Diego, California. As the buildings met the criteria to be classified as held for sale, we recognized a $0.4 million loss to write down one of the buildings to its expected sales price less cost to sell. We expect the sales will be completed in 2011. The operations of the buildings have been reclassified as discontinued operations in the consolidated statements of operations for all years presented and included in "assets held for sale" in our consolidated balance sheets.

2009 Significant Acquisitions and Dispositions

On June 26, 2009, one of our tenants acquired from us our fee interest in a land parcel in White Marsh, Maryland, that was subject to a long-term ground lease. The ground lease included an option for the tenant to purchase the fee interest. The sales price was $2.1 million and resulted in a gain of $0.4 million.

On October 16, 2009, we acquired 16.6 acres of riverfront property at Assembly Row in Somerville, Massachusetts, for use in future development, in exchange for the sale of 12.4 acres of adjacent inland land, $3 million in cash, and the assumption of a $5 million liability. The purchase price of the riverfront parcel was determined to be $33.1 million based on current fair value calculations. The sale of the inland land resulted in no gain or loss on sale as the fair value of the consideration exchanged equaled the cost basis of the land sold.

NOTE 3. MORTGAGE NOTES RECEIVABLE

At December 31, 2010 and 2009, we had four mortgage notes receivable with an aggregate carrying amount of $44.8 million and $48.3 million, respectively. Approximately $33.0 million and $29.1 million of the loans are secured by first mortgages on retail buildings at December 31, 2010 and 2009, respectively. One of the loans, which is secured by a second mortgage on a hotel at our Santana Row property, was considered impaired when it was amended in August 2006. At December 31, 2010 and 2009, the loan has an outstanding face amount of $15.0 million and $ 15.5 million, respectively, and is carried net of a valuation allowance of $3.2 million and $3.7 million, respectively. At December 31, 2010 and 2009, our mortgages (excluding mortgages in default at the balance sheet date as further discussed below) had a weighted average interest rate of 9.9%. Under the terms of certain of these mortgages, we receive additional interest based upon the gross income of the secured properties and upon sale, share in the appreciation of the properties.

On March 30, 2010, we acquired the first mortgage loan on a shopping center located in Norwalk, Connecticut. The first mortgage loan bears interest at 7.25%, matures on September 1, 2032, and as of December 31, 2010, had an outstanding contractual principal balance of $11.3 million. Since November 5, 2008, we have held the second mortgage on this shopping center and a first mortgage on an adjacent commercial building which had an outstanding balance of $7.4 million at December 31, 2010. All of these loans are currently in default and foreclosure proceedings have been filed.

We reached an agreement with the borrower whereby the borrower would repay the loans by March 29, 2011, and are currently in negotiations with the borrower to modify the loans. If the loans are not modified or the borrower fails to repay the loans at that time, we will be entitled to receive a deed-in-lieu of foreclosure for both properties. If we acquire the properties through the exercise of the deed-in-lieu of foreclosure, we believe the fair value of the properties approximates our carrying amount of these loans which are on non-accrual status.

Because the loans are in default, we have certain rights under the first mortgage loan agreement that give us the ability to direct the activities that most significantly impact the shopping center. Although we are not currently exercising and do not expect to exercise those rights, the existence of those rights in the loan agreement results in the entity being a VIE. Additionally, given our investment in both the first and second mortgage on the property, the overall decline in fair market value since the loans were initiated, and the current default status of the loans, we also have the obligation to absorb losses or rights to receive benefits that could potentially be significant to the VIE. Consequently, we have determined we are the primary beneficiary of this VIE and consolidated the shopping center and adjacent building as of March 30, 2010. Therefore, our investment in the property of approximately $18.3 million is included in "real estate" in the consolidated balance sheet as of December 31, 2010. However, given our position as lender, creditors of this VIE do not have recourse to our general credit.

NOTE 4. REAL ESTATE PARTNERSHIPS

Federal/Lion Venture LP

We have a joint venture arrangement (the "Partnership") with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion"). We own 30% of the equity in the Partnership and Clarion owns 70%. We hold a general partnership interest, however, Clarion also holds a general partnership interest and has substantive participating rights. We cannot make significant decisions without Clarion's approval. Accordingly, we account for our interest in the Partnership using the equity method. As of December 31, 2010, the Partnership owned seven retail real estate properties. We are the manager of the Partnership and its properties, earning fees for acquisitions, dispositions, management, leasing, and financing. Intercompany profit generated from the fees is eliminated in consolidation. We also have the opportunity to receive performance-based earnings through our Partnership interest. The Partnership is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. Either partner may initiate these provisions at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. As of December 31, 2010, we have made total contributions of $42.1 million and received total distributions of $9.9 million. The following tables provide summarized operating results and the financial position of the Partnership:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
OPERATING RESULTS			
Revenue	$18,639	$19,109	$19,111
Expenses			
Other operating expenses	6,149	6,019	5,185
Depreciation and amortization	5,046	4,998	4,792
Interest expense	3,400	4,430	4,537
Total expenses	14,595	15,447	14,514
Net income	$ 4,044	$ 3,662	$ 4,597
Our share of net income from real estate partnership	$ 1,449	$ 1,322	$ 1,612

	December 31,	
	2010	2009
	(In thousands)	
BALANCE SHEETS		
Real estate, net	$181,565	$183,757
Cash	3,054	2,959
Other assets	7,336	6,853
Total assets	$191,955	$193,569
Mortgages payable	$ 57,584	$ 57,780
Other liabilities	5,439	6,101
Partners' capital	128,932	129,688
Total liabilities and partners' capital	$191,955	$193,569
Our share of unconsolidated debt	$ 17,275	$ 17,334
Our investment in real estate partnership	$ 35,504	$ 35,633

On December 1, 2009, the Partnership repaid $23.4 million of mortgage loans secured by two properties on their maturity dates. Both partners made additional capital contributions totaling $23.4 million to repay the mortgage loans, of which our contribution was $7.0 million.

Taurus Newbury Street JV II Limited Partnership

In May 2010, we formed Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership"), a joint venture limited partnership with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), which plans to acquire, operate and redevelop up to $200 million of properties located primarily in the Back Bay section of Boston, Massachusetts. We hold an 85% limited partnership interest in Newbury Street Partnership and Taurus holds a 15% limited partnership interest and serves as general partner. As general partner, Taurus is responsible for the operation and management of the properties, subject to our approval on major decisions. We have evaluated the entity and determined that it is not a VIE. Accordingly, given Taurus' role as general partner, we account for our interest in Newbury Street Partnership using the equity method. During 2010, we recorded expenses of approximately $0.2 million related to our share of formation costs of Newbury Street Partnership.

Newbury Street Partnership is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. The buy-sell can be exercised only in certain circumstances through May 2014 and may be initiated by either party at anytime thereafter which could result in either the sale of our interest or the use of available cash or borrowings to acquire Taurus' interest.

On May 26, 2010, Newbury Street Partnership acquired the fee interest in two buildings located on Newbury Street in Boston, Massachusetts for a purchase price of $17.5 million. The properties include approximately 32,000 square feet of retail and office space. A significant portion of the office space was vacant when the properties were acquired and is currently being leased up. We contributed $7.8 million towards this acquisition and provided an $8.8 million interest-only loan secured by the two buildings. The loan matures in May 2012, subject to a one-year extension option, and bears interest at 30-day LIBOR plus 400 basis points. Intercompany profit generated from interest income on the loan is eliminated in consolidation. All amounts contributed and advanced to Newbury Street Partnership are included in "Investment in real estate partnerships" in the consolidated balance sheet. During 2010, we recorded approximately $0.2 million related to our share of acquisition related costs.

Due to the timing of receiving financial information from the general partner, our share of operating earnings is recorded one quarter in arrears. Consequently, the following tables provide summarized operating results from formation through September 30, 2010, and the financial position of the Newbury Street Partnership as of September 30, 2010:

OPERATING RESULTS *(in thousands)*	
Revenue	$ 371
Expenses	
Other operating expenses	254
Depreciation and amortization	121
Interest expense	136
Acquisition and formation expenses	492
Total expenses	1,003
Net loss	$ (632)
Our share of net loss from real estate partnership	$ (389)

BALANCE SHEET *(in thousands)*	
Real estate, net	$17,140
Cash	375
Other assets	375
Total assets	$17,890
Mortgages payable	$ 8,750
Other liabilities	399
Partners' capital	8,741
Total liabilities and partners' capital	$17,890
Our investment in real estate partnership	$16,102

NOTE 5. ACQUIRED IN-PLACE LEASES

Acquired above market leases are included in prepaid expenses and other assets and had a balance of $20.6 million and $18.4 million and accumulated amortization of $9.9 million and $8.3 million at December 31, 2010 and 2009, respectively. Acquired below market leases are included in other liabilities and deferred credits and had a balance of $53.9 million and $52.8 million and accumulated amortization of $23.5 million and $20.5 million at December 31, 2010 and 2009, respectively. The value allocated to in-place leases is amortized over the related lease term and reflected as additional rental income for below market leases or a reduction of rental income for above market leases in the statement of operations. Rental income included net amortization from acquired in-place leases of $1.6 million, $1.7 million and $2.2 million in 2010, 2009 and 2008, respectively. The remaining weighted-average amortization period as of December 31, 2010, is 7.7 years and 14 years for above market leases and below market leases, respectively.

The amortization for acquired in-place leases during the next five years and thereafter, assuming no early lease terminations, is as follows:

	Above Market Leases	Below Market Leases
	(In thousands)	
Year ending December 31,		
2011	$ 1,907	$ 3,190
2012	1,526	2,955
2013	1,212	2,548
2014	1,159	1,983
2015	1,133	1,897
Thereafter	3,772	17,795
	$10,709	$30,368

NOTE 6. DEBT

The following is a summary of our total debt outstanding as of December 31, 2010 and 2009:

Description of Debt	Principal Balance as of December 31, 2010	Principal Balance as of December 31, 2009	Stated Interest Rate as of December 31, 2010	Stated Maturity Date
	(Dollars in thousands)			
Mortgages payable				
Federal Plaza	$ 31,901	$ 32,536	6.750%	June 1, 2011
Tysons Station	5,713	5,898	7.400%	September 1, 2011
Courtyard Shops	7,289	7,518	6.870%	July 1, 2012
Bethesda Row	19,994	19,995	5.370%	January 1, 2013
Bethesda Row	4,163	4,304	5.050%	February 1, 2013
White Marsh Plaza	9,580	9,859	6.040%	April 1, 2013
Crow Canyon	20,395	20,816	5.400%	August 11, 2013
Idylwood Plaza	16,544	16,792	7.500%	June 5, 2014
Leesburg Plaza	28,786	29,219	7.500%	June 5, 2014
Loehmann's Plaza	37,224	37,783	7.500%	June 5, 2014
Pentagon Row	53,437	54,240	7.500%	June 5, 2014
Melville Mall	23,073	23,782	5.250%	September 1, 2014
THE AVENUE at White Marsh	57,803	58,939	5.460%	January 1, 2015
Barracks Road	39,850	40,639	7.950%	November 1, 2015
Hauppauge	15,022	15,320	7.950%	November 1, 2015
Lawrence Park	28,246	28,805	7.950%	November 1, 2015
Wildwood	24,827	25,319	7.950%	November 1, 2015
Wynnewood	28,785	29,355	7.950%	November 1, 2015
Brick Plaza	29,429	30,053	7.415%	November 1, 2015
Rollingwood Apartments	23,567	23,880	5.540%	May 1, 2019
Shoppers' World	5,593	5,733	5.910%	January 31, 2021
Mount Vernon	10,937	11,298	5.660%	April 15, 2028
Chelsea	7,795	7,952	5.360%	January 15, 2031
Subtotal	529,953	540,035		
Net unamortized discount	(452)	(426)		
Total mortgages payable	529,501	539,609		
Notes payable				
Revolving credit facility	77,000		LIBOR+0.425%	July 27, 2011
Term loan		250,000	LIBOR+3.000%	July 27, 2011
Various	11,481	2,345	3.57%	Various through 2013
Escondido (Municipal bonds)	9,400	9,400	0.51%	October 1, 2016
Total notes payable	97,881	261,745		
Senior notes and debentures				
4.50% notes	75,000	75,000	4.500%	February 15, 2011
6.00% notes	175,000	175,000	6.000%	July 15, 2012
5.40% notes	135,000	135,000	5.400%	December 1, 2013
5.95% notes	150,000	150,000	5.950%	August 15, 2014
5.65% notes	125,000	125,000	5.650%	June 1, 2016
6.20% notes	200,000	200,000	6.200%	January 15, 2017
5.90% notes	150,000		5.900%	April 1, 2020
7.48% debentures	29,200	29,200	7.480%	August 15, 2026
6.82% medium term notes	40,000	40,000	6.820%	August 1, 2027
Subtotal	1,079,200	929,200		
Net unamortized premium	627	1,019		
Total senior notes and debentures	1,079,827	930,219		
Capital lease obligations	59,940	62,275	Various	Various through 2106
Total debt and capital lease obligations	$1,767,149	$1,793,848		

On January 28, 2010, we delivered notice exercising our option to extend the maturity date by one year to July 27, 2011 on our revolving credit facility, which bears interest at LIBOR plus 42.5 basis points. We paid an extension fee of $0.5 million which is being amortized over the remaining term of the revolving credit facility.

On March 1, 2010, we issued $150.0 million of fixed rate senior notes that mature on April 1, 2020 and bear interest at 5.90%. The net proceeds from this note offering after issuance discounts, underwriting fees and other costs were $148.5 million.

On various dates from February 25, 2010 to March 2, 2010, we repaid the remaining $250.0 million balance of our term loan. The term loan had an original maturity date of July 27, 2011, however, the loan agreement included an option to prepay the loan, in whole or in part, at any time without premium or penalty. Due to these repayments, approximately $2.8 million of unamortized debt fees were recorded as additional interest expense in 2010 and are included in "early extinguishment of debt" in the consolidated statement of operations. The term loan was repaid using cash on hand and cash from the $150.0 million note issuance.

On December 27, 2010, we acquired the fee interest in approximately 2.1 acres of land under our Bethesda Row property. Prior to the transaction, we had a capital lease obligation of $1.0 million on the land parcel which was extinguished as part of the transaction.

The maximum amount of borrowings outstanding under our $300 million revolving credit facility during 2010, 2009 and 2008 was $82.0 million, $172.5 million and $159.0 million, respectively. The weighted average amount of borrowings outstanding was $23.4 million, $47.7 million and $61.4 million for 2010, 2009 and 2008, respectively. Our revolving credit facility had a weighted average interest rate, before amortization of debt fees, of 0.7%, 1.4% and 3.0% for 2010, 2009 and 2008, respectively. Our revolving credit facility also had a weighted average interest rate, before amortization of debt fees, of 0.7% at December 31, 2010 and 0% at December 31, 2009 as there was no outstanding balance. In addition, we are required to pay an annual facility fee of $0.5 million. The loan matures on July 27, 2011.

Our revolving credit facility and certain notes require us to comply with various financial covenants, including the maintenance of minimum shareholders' equity and debt coverage ratios and a maximum ratio of debt to net worth. As of December 31, 2010, we were in compliance with all loan covenants.

Scheduled principal payments on mortgages payable, notes payable, senior notes and debentures as of December 31, 2010 are as follows:

	Mortgages Payable	Notes Payable	Senior Notes and Debentures	Total Principal
		(In thousands)		
Year ending December 31,				
2011	$ 47,349	$77,724(1)	$ 75,000	$ 200,073
2012	17,380	10,727	175,000	203,107
2013	72,107(2)	30	135,000	207,137
2014	156,364		150,000	306,364
2015	203,398			203,398
Thereafter	33,355	9,400	544,200	586,955
	$529,953	$97,881	$1,079,200	$1,707,034(3)

(1) Our $300 million revolving credit facility matures on July 27, 2011. As of December 31, 2010, there was $77.0 drawn under this credit facility.

(2) Includes the repayment of the outstanding mortgage payable balance on Mount Vernon. The lender has the option to call the loan on April 15, 2013 or any time thereafter.

(3) The total debt maturities differ from the total reported on the consolidated balance sheet due to the unamortized discount or premium on certain senior notes, debentures and mortgages payable.

Future minimum lease payments and their present value for property under capital leases as of December 31, 2010, are as follows:

	(In thousands)
Year ending December 31,	
2011	$ 5,475
2012	5,484
2013	5,488
2014	5,487
2015	5,488
Thereafter	137,920
	165,342
Less amount representing interest	(105,402)
Present value	$ 59,940

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value are as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs observable inputs other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs--prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Except as disclosed below, the carrying amount of our financial instruments approximates their fair value. The fair value of our mortgages payable, notes payable, and senior notes and debentures is sensitive to fluctuations in interest rates. Quoted market prices (Level 1) were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis (Level 2) is generally used to estimate the fair value of our mortgages and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. A summary of the carrying amount and fair value of our mortgages payable, notes payable and senior notes and debentures is as follows:

	December 31, 2010		December 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Mortgages and notes payable	$ 627,382	$ 685,552	$801,354	$819,733
Senior notes and debentures	$1,079,827	$1,168,679	$930,219	$951,861

NOTE 8. COMMITMENTS AND CONTINGENCIES

We are sometimes involved in lawsuits, warranty claims, and environmental matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

We are currently a party to various legal proceedings. We accrue a liability for litigation if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Legal fees related to litigation are expensed as incurred. Other than as described below, we do not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on our financial position or overall trends in results of operations; however, litigation is subject to inherent uncertainties. Also under our leases, tenants are typically obligated to indemnify us from and against all liabilities, costs and expenses imposed upon or asserted against us (1) as owner of the properties due to certain matters relating to the operation of the properties by the tenant, and (2) where appropriate, due to certain matters relating to the ownership of the properties prior to their acquisition by us.

In May 2003, a breach of contract action was filed against us in the United States District Court for the Northern District of California, San Jose Division, alleging that a one page document entitled "Final Proposal" constituted a ground lease of a parcel of property located adjacent to our Santana Row property and gave the plaintiff the option to require that we acquire the property at a price determined in accordance with a formula included in the "Final Proposal." The "Final Proposal" explicitly stated that it was subject to approval of the terms and conditions of a formal agreement. A trial as to liability only was held in June 2006 and a jury rendered a verdict against us.

A trial on the issue of damages was held in April 2008 and the court issued a tentative ruling in April 2009 awarding damages to the plaintiff of approximately $14.4 million plus interest. Accordingly, considering all the information available to us when we filed our March 31, 2009 Form 10-Q, our best estimate of damages, interest, and other costs was $21.4 million resulting in an increase in our accrual for this matter of $20.6 million. In June 2009, the court issued a final judgment awarding damages of $15.9 million (including interest) plus costs of suit and in July 2009, we and the plaintiff both filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. In December 2009, the plaintiff filed an "appellee's principal and response brief" providing additional information regarding the issues the plaintiff is appealing. Given the additional information regarding the appeal, we lowered our accrual to $16.4 million in the fourth quarter 2009, which reflected our best estimate of the litigation liability. Oral arguments on the appeal were heard in December 2010. A final ruling on the appeal was issued in February 2011 which rejected both appeals and consequently, affirmed the final judgment against us. Therefore, in December 2010, we adjusted our accrual to $16.2 million which reflects the amount we expect to pay in first quarter 2011.

The net change in our accrual in 2010 and 2009 is included in "litigation provision" in our consolidated statements of operations. The litigation accrual of $16.2 million and $16.4 million at December 31, 2010 and 2009, respectively, is included in the "accounts payable and accrued expenses" line item in our consolidated balance sheets. During 2010 and 2009, we incurred additional legal and other costs related to this lawsuit and appeal process which are also included in the "litigation provision" line item in the consolidated statements of operations.

We were also involved in a litigation matter relating to a shopping center in New Jersey where a former tenant alleged that we and our management agent acted improperly by failing to disclose a condemnation action at the property that was pending when the lease was signed. A trial as to liability only was concluded in April 2007, and in May 2008, a judgment was entered that ruled in our favor on certain legal issues and against us on other legal issues. In December 2008, we reached a settlement with the plaintiff of those matters where the court ruled against us and determined that we were liable. The total settlement amount was $3.3 million, including $1.0 million of the plaintiff's legal fees, of which we paid 50% and the third party management agent paid 50%. Our share of the total estimated settlement is included in "general and administrative expense" in the statement of operations.

We reserve for estimated losses, if any, associated with warranties given to a buyer at the time real estate is sold or other potential liabilities relating to that sale, taking any insurance policies into account. These warranties may extend up to ten years and require significant judgment. If changes in facts and circumstances indicate that warranty reserves are understated, we will accrue additional reserves at such time a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed. Any increases to our estimated warranty losses would usually result in a decrease in net income.

In 2005 and 2006, warranty reserves for condominium units sold at Santana Row were established to cover potential costs for materials, labor and other items associated with warranty-type claims that may arise within the ten-year statutorily mandated latent construction defect warranty period. In 2006 and 2007, we increased our warranty reserves by $2.5 million and $5.1 million, respectively, net of taxes, related to defective work done by third party contractors while upgrades were made to certain units being prepared for sale. During 2007 and 2008, we evaluated the potentially affected units, and as of December 31, 2008, had substantially completed the inspections and repairs. The extent of the damages encountered in the units and the resulting costs to repair varied considerably amongst the units. As a result, we adjusted the warranty reserve at December 31, 2008, to reflect the actual costs incurred related to these issues which is approximately $2.4 million, net of $1.5 million of taxes. The change in the reserve of $5.2 million is included in "Discontinued operations—gain on sale of real estate" in 2008. Due to the inherent uncertainty related to the recovery from insurance or the contractors, these amounts did not reflect any potential recoveries from insurance or the contractors responsible for the defective work.

In 2009, we entered into a settlement agreement with the insurance provider and recovered approximately $0.9 million. In 2010, we reached a settlement with the contractors responsible for performing the defective work for approximately $1.0 million. The settlements are included in "Discontinued operations—gain on sale of real estate" in 2009 and 2010.

We are self-insured for general liability costs up to predetermined retained amounts per claim, and we believe that we maintain adequate accruals to cover our retained liability. We currently do not maintain third party stop-loss insurance policies to cover liability costs in excess of predetermined retained amounts. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuarial analysis and future increases in costs of claims, when making these determinations. If our liability costs exceed these accruals, it will reduce our net income.

At December 31, 2010 and 2009, our reserves for warranties and general liability costs were $7.2 million and $8.0 million, respectively, and are included in "accounts payable and accrued expenses" in our consolidated balance sheets. Any potential losses which exceed our estimates would result in a decrease in our net income. During 2010 and 2009, we made payments from these reserves of $1.3 million and $1.0 million, respectively. Although we consider the reserve to be adequate, there can be no assurance that the reserve will prove to be adequate over-time to cover losses due to the difference between the assumptions used to estimate the reserve and actual losses.

At December 31, 2010, we had letters of credit outstanding of approximately $14.0 million which are collateral for existing indebtedness and other obligations of the Trust.

Under the terms of the Congressional Plaza partnership agreement, from and after January 1, 1986, an unaffiliated third party has the right to require us and the two other minority partners to purchase between one half to all of its 29.47% interest in Congressional Plaza at the interest's then-current fair market value. Based on management's current estimate of fair market value as of December 31, 2010, our estimated maximum liability upon exercise of the put option would range from approximately $44 million to $51 million.

Under the terms of one other partnership which owns a project in southern California, if certain leasing and revenue levels are obtained for the property owned by the partnership, the other partner may require us to purchase their 10% partnership interest at a formula price based upon property operating income. The purchase price for the partnership interest will be paid using our common shares or, subject to certain conditions, cash. If the other partner does not redeem their interest, we may choose to purchase the partnership interest upon the same terms.

Under the terms of various other partnership agreements, the partners have the right to exchange their operating units for cash or the same number of our common shares, at our option. As of December 31, 2010, a total of 362,314 operating units are outstanding which have a total fair value of $28.2 million, based on our closing stock price on December 31, 2010.

A master lease for Mercer Mall includes a fixed purchase price option for $55 million in 2023. If we fail to exercise our purchase option, the owner of Mercer Mall has a put option which would require us to purchase Mercer Mall for $60 million in 2025.

A master lease for Melville Mall includes a fixed purchase price option in 2021 for $5 million and the assumption of the owner's debt which is $23.1 million at December 31, 2010. If we fail to exercise our purchase option, the owner of Melville Mall has a put option which would require us to purchase Melville Mall in 2023 for $5 million and the assumption of the owner's debt.

As of December 31, 2010 in connection with capital improvement, development, and redevelopment projects, the Trust has contractual obligations of approximately $54.4 million.

We are obligated under ground lease agreements on several shopping centers requiring minimum annual payments as follows, as of December 31, 2010:

	(In thousands)
Year ending December 31,	
2011	$ 1,467
2012	1,306
2013	1,314
2014	1,303
2015	1,253
Thereafter	53,281
	$59,924

NOTE 9. SHAREHOLDERS' EQUITY

We have a Dividend Reinvestment Plan (the "Plan"), whereby shareholders may use their dividends and optional cash payments to purchase shares. In 2010, 2009 and 2008, 34,401 shares, 50,888 shares and 39,343 shares, respectively, were issued under the Plan.

As of December 31, 2010, 2009, and 2008, we had 399,896 shares of 5.417% Series 1 Cumulative Convertible Preferred Shares ("Series 1 Preferred Shares") outstanding that have a liquidation preference of $25 per share and par value $0.01 per share. The Series 1 Preferred Shares accrue dividends at a rate of 5.417% per year and are convertible at any time by the holders to our common shares at a conversion rate of $104.69 per share. The Series 1 Preferred Shares are also convertible under certain circumstances at our election. The holders of the Series 1 Preferred Shares have no voting rights.

On August 14, 2009, we issued 2.0 million common shares at $57.50 per share, for cash proceeds of approximately $110.0 million net of expenses of the offering.

NOTE 10. DIVIDENDS

A summary of dividends declared and paid per share is as follows:

	Year Ended December 31,					
	2010		2009		2008	
	Declared	Paid	Declared	Paid	Declared	Paid
Common shares	$2.660	$2.650	$2.620	$2.610	$2.520	$2.480
5.417% Series 1 Cumulative Convertible Preferred	$1.354	$1.354	$1.354	$1.354	$1.354	$1.354

A summary of the income tax status of dividends per share paid is as follows:

	Year Ended December 31,		
	2010	2009	2008
Common shares			
Ordinary dividend	$2.519	$2.377	$2.455
Ordinary dividend eligible for 15% rate	0.025	0.024	0.025
Return of capital	0.106	0.183	—
Capital gain	—	0.026	—
	$2.650	$2.610	$2.480
5.417% Series 1 Cumulative Convertible Preferred			
Ordinary dividend	$1.341	$1.246	$1.341
Ordinary dividend eligible for 15% rate	0.013	0.095	0.013
Capital gain	—	0.013	—
	$1.354	$1.354	$1.354

On November 3, 2010, the Trustees declared a quarterly cash dividend of $0.67 per common share, payable January 18, 2011 to common shareholders of record on January 3, 2011.

NOTE 11. OPERATING LEASES

At December 31, 2010, our 85 predominantly retail shopping center and mixed use properties are located in 13 states and the District of Columbia. There are approximately 2,400 leases with tenants providing a wide range of retail products and services. These tenants range from sole proprietorships to national retailers; no one tenant or corporate group of tenants accounts for more than 2.6% of annualized base rent.

Our leases with commercial property and residential tenants are classified as operating leases. Commercial property leases generally range from three to ten years (certain leases with anchor tenants may be longer), and in addition to minimum rents, usually provide for percentage rents based on the tenant's level of sales achieved and cost recoveries for the tenant's share of certain operating costs. Leases on apartments are generally for a period of one year or less.

As of December 31, 2010, minimum future commercial property rentals from noncancelable operating leases, before any reserve for uncollectible amounts and assuming no early lease terminations, at our operating properties are as follows:

	(In thousands)
Year ending December 31,	
2011	$ 377,121
2012	344,775
2013	297,424
2014	247,311
2015	202,320
Thereafter	1,106,887
	$2,575,838

NOTE 12. COMPONENTS OF RENTAL INCOME AND EXPENSE

The principal components of rental income are as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Minimum rents			
Retail and commercial	$381,012	$373,506	$365,735
Residential	21,583	21,093	18,326
Cost reimbursement	107,658	104,052	103,118
Percentage rent	6,374	6,508	8,415
Other	8,901	7,566	5,461
Total rental income	$525,528	$512,725	$501,055

Minimum rents include $4.6 million, $5.4 million and $5.8 million for 2010, 2009 and 2008, respectively, to recognize minimum rents on a straight-line basis. In addition, minimum rents include $1.6 million, $1.7 million and $2.2 million for 2010, 2009 and 2008, respectively, to recognize income from the amortization of in-place leases.

The principal components of rental expenses are as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Repairs and maintenance	$ 42,692	$ 41,093	$ 38,857
Utilities	18,594	17,964	18,085
Management fees and costs	14,641	14,342	14,082
Payroll	7,920	7,781	8,089
Bad debt expense	6,396	6,472	6,202
Ground rent	3,049	4,458	5,875
Insurance	5,071	4,878	5,489
Marketing	4,791	4,847	5,953
Other operating	7,880	6,792	6,831
Total rental expenses	$111,034	$108,627	$109,463

NOTE 13. DISCONTINUED OPERATIONS

Results of properties sold or held for sale which meet certain requirements, constitute discontinued operations and as such, the operations of these properties are classified as discontinued operations for all periods presented. A summary of the financial information for the discontinued operations is as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Revenue from discontinued operations	$ 656	$728	$3,637
(Loss) income from discontinued operations	$(280)	$195	$1,965

In September 2008, we applied for a refund of taxes paid to the state of California related to our TRS activities, primarily the condominium units sold in 2005 and 2006 at Santana Row. The refund related to the condominium units of $1.1 million is included in "Discontinued operations gain on sale of real estate" in 2008.

NOTE 14. SHARE-BASED COMPENSATION PLANS

A summary of share-based compensation expense included in net income is as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Share-based compensation incurred			
Grants of common shares	$5,232	$5,718	$ 6,442
Grants of options	1,255	1,421	1,336
	6,487	7,139	7,778
Capitalized share-based compensation	(745)	(945)	(1,208)
Share-based compensation expensed	$5,742	$6,194	$ 6,570

As of December 31, 2010, we have grants outstanding under three share-based compensation plans. In May 2010, our shareholders approved the 2010 Performance Incentive Plan, as amended ("the 2010 Plan"), which authorized the grant of share options, common shares and other share-based awards for up to 2,450,000 common shares of beneficial interest. Our 2001 Long Term Incentive Plan (the "2001 Plan"), which expired in May 2010, authorized the grant of share options, common shares and other share-based awards of 3,250,000 common shares of beneficial interest. Our 1993 Long Term Incentive Plan (the "1993 Plan"), which expired in May 2003, authorized the grant of share options, common shares and other share-based awards for up to 5,500,000 common shares of beneficial interest.

Option awards under all three plans are required to have an exercise price at least equal to the closing trading price of our common shares on the date of grant. Options and restricted share awards under these plans generally vest over three to six years and option awards typically have a ten-year contractual term. We pay dividends on unvested shares. Certain options and share awards provide for accelerated vesting if there is a change in control. Additionally, the vesting on certain option and share awards can accelerate in part or in full upon retirement based on the age of the retiree or upon termination without cause.

As a result of the exercise of options, we had notes outstanding from our officers and employees for $0.8 million at December 31, 2007; the notes were fully repaid during 2008. Option awards made in 2001 and later do not provide for employees to be able to exercise their options with a loan from the Trust.

In October 2010, Donald C. Wood, our Chief Executive Officer, was granted 60,931 shares of restricted stock valued at approximately $5,000,000, which will vest on October 12, 2015. Additionally, Mr. Wood's annual base pay was increased from $700,000 to $850,000 per year effective November 1, 2010, his target bonus was increased from 100% of his base salary to 150% of his base salary beginning with his 2010 bonus, and his target amount for potential equity to be issued in February 2011 under our 2010 Plan was increased from $2.0 million to $4.0 million.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Expected volatilities, term, dividend yields, employee exercises and estimated forfeitures are primarily based on historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of each share award is determined based on the closing trading price of our common shares on the grant date.

The following table provides a summary of the weighted-average assumption used to value options:

	Year Ended December 31,		
	2010	2008	2007
Volatility	30.0%	28.6%	21.4%
Expected dividend yield	4.0%	3.6%	3.6%
Expected term (in years)	4.3	4.9	5.4
Risk free interest rate	1.9%	1.6%	2.7%

The following table provides a summary of option activity for 2010:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2009	873,367	$59.35		
Granted	717	66.22		
Exercised	(107,493)	38.77		
Forfeited or expired	(9,167)	75.19		
Outstanding at December 31, 2010	757,424	$62.09	6.3	$12,740
Exercisable at December 31, 2010	394,565	$63.80	5.3	$ 6,067

The weighted-average grant-date fair value of options granted during 2010, 2009 and 2008 was $11.77 per share, $7.62 per share and $10.46 per share, respectively. The total cash received from options exercised during 2010, 2009 and 2008 was $4.2 million, $2.9 million and $8.0 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2010, 2009 and 2008 was $4.2 million, $4.6 million and $9.3 million, respectively.

The following table provides a summary of restricted share activity for 2010:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2009	200,254	$65.81
Granted	135,833	73.51
Vested	(64,799)	72.41
Forfeited	(495)	89.06
Unvested at December 31, 2010	270,793	$68.07

The weighted-average grant-date fair value of stock awarded in 2010, 2009 and 2008 was $73.51, $45.77 and $72.98, respectively. The total vesting-date fair value of shares vested during the year ended December 31, 2010, 2009 and 2008 was $4.3 million, $4.6 million and $5.9 million, respectively.

As of December 31, 2010, there was $14.0 million of total unrecognized compensation cost related to unvested share-based compensation arrangements (i.e. options and unvested shares) granted under our plans. This cost is expected to be recognized over the next 4.9 years with a weighted-average period of 3.1 years.

Subsequent to December 31, 2010, common shares were awarded under various compensation plans as follows:

Date	Award	Vesting Term	Beneficiary
February 10, 2011	86,681 Restricted shares	3 to 6 years	Officers and key employees
January 3, 2011	4,172 Shares	Immediate	Trustees

NOTE 15. SAVINGS AND RETIREMENT PLANS

We have a savings and retirement plan in accordance with the provisions of Section 401(k) of the Code. Generally, employees can elect, at their discretion, to contribute a portion of their compensation up to a maximum of $16,500, $16,500 and $15,500 for 2010, 2009 and 2008, respectively. Under the plan, we contribute 50% of each employee's elective deferrals up to 5% of eligible earnings. In addition, we may make discretionary contributions within the limits of deductibility set forth by the Code. Our employees are immediately eligible to become plan participants. Employees are eligible to receive matching contributions immediately on their participation; however, these matching payments will not vest until their first anniversary of employment. Our expense for the years ended December 31, 2010, 2009 and 2008 was approximately $596,000, $282,000 and $397,000, respectively.

A non-qualified deferred compensation plan for our officers and certain other employees was established in 1994 that allows the participants to defer a portion of their income. As of December 31, 2010 and 2009, we are liable to participants for approximately $5.7 million and $4.8 million, respectively, under this plan. Although this is an unfunded plan, we have purchased certain investments to match this obligation. Our obligation under this plan and the related investments are both included in the accompanying financial statements.

NOTE 16. EARNINGS PER SHARE

In June 2008, the FASB issued a new accounting standard which requires unvested share-based payment awards that contain non-forfeitable rights to receive dividends (whether paid or unpaid) to be treated as participating securities and should be included in the computation of EPS pursuant to the two-class method. As part of our stock based compensation program, we issue restricted shares which typically vest over a three to six year period; these shares have non-forfeitable rights to dividends immediately after issuance.

EPS is calculated under the two-class method for all periods presented. The two-class method is an earnings allocation methodology whereby EPS for each class of common stock and participating securities is calculated according to dividends declared and participation rights in undistributed earnings. For 2009, 2008 and 2007, we had approximately 0.2 million weighted average unvested shares outstanding which are considered participating securities. Therefore, we have allocated our earnings for basic and diluted EPS between common shares and unvested shares; the portion of earnings allocated to the unvested shares is reflected as "earnings allocated to unvested shares" in the reconciliation below.

In the dilutive EPS calculation, dilutive stock options were calculated using the treasury stock method consistent with prior periods. Approximately 0.2 million, 0.6 million and 0.4 million stock options have been excluded in

2010, 2009 and 2008, respectively, as they were anti-dilutive. The conversions of downREIT operating partnership units and Series 1 Preferred Shares are anti-dilutive for all periods presented and accordingly, have been excluded from the weighted average common shares used to compute diluted EPS.

The following table provides a reconciliation of the numerator and denominator of the basic and diluted EPS calculations:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
NUMERATOR			
Income from continuing operations	$127,107	$102,379	$120,616
Preferred share dividends	(541)	(541)	(541)
Less: Net income attributable to noncontrolling interests	(5,447)	(5,568)	(5,366)
Less: Earnings allocated to unvested shares	(572)	(510)	(506)
Income from continuing operations available for common shareholders	120,547	95,760	114,203
Results from discontinued operations	720	1,493	14,537
Gain on sale of real estate	410	—	—
Net income available for common shareholders, basic and diluted	$121,677	$ 97,253	$128,740
DENOMINATOR			
Weighted average common shares outstanding - basic	61,182	59,704	58,665
Effect of dilutive securities:			
Stock options	142	126	224
Weighted average common shares outstanding - diluted	61,324	59,830	58,889
EARNINGS PER COMMON SHARE, BASIC			
Continuing operations	$ 1.97	$ 1.60	$ 1.94
Discontinued operations	0.01	0.03	0.25
Gain on sale of real estate	0.01		
	$ 1.99	$ 1.63	$ 2.19
EARNINGS PER COMMON SHARE, DILUTED			
Continuing operations	$ 1.96	$ 1.60	$ 1.94
Discontinued operations	0.01	0.03	0.25
Gain on sale of real estate	0.01		
	$ 1.98	$ 1.63	$ 2.19
Income from continuing operations attributable to the Trust	$121,660	$ 96,811	$115,250

NOTE 17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2010				
Revenue(1)	$138,324	$133,689	$133,913	$138,748
Operating Income(2)	$ 58,982	$ 56,116	$ 56,164	$ 59,212
Net income(2)	$ 30,554	$ 32,368	$ 31,010	$ 34,305
Net income attributable to the Trust(2)	$ 29,220	$ 31,114	$ 29,640	$ 32,816
Net income available for common shareholders(2)	$ 29,085	$ 30,979	$ 29,504	$ 32,681
Earnings per common share—basic(2)	$ 0.47	$ 0.50	$ 0.48	$ 0.53
Earnings per common share—diluted(2)	$ 0.47	$ 0.50	$ 0.48	$ 0.53

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2009				
Revenue(1)	$131,031	$130,225	$130,841	$138,421
Operating Income(2)	$ 34,279	$ 55,423	$ 57,577	$ 63,304
Net income(2)	$ 11,873	$ 29,794	$ 28,839	$ 33,366
Net income attributable to the Trust(2)	$ 10,484	$ 28,417	$ 27,433	$ 31,970
Net income available for common shareholders(2)	$ 10,349	$ 28,282	$ 27,297	$ 31,835
Earnings per common share—basic(2)	$ 0.17	$ 0.48	$ 0.45	$ 0.52
Earnings per common share—diluted(2)	$ 0.17	$ 0.48	$ 0.45	$ 0.52

(1) Revenue has been reduced to reflect the results of discontinued operations. Revenue from discontinued operations, by quarter, is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)			
2010 revenue from discontinued operations	$146	$146	$151	$213
2009 revenue from discontinued operations	$169	$215	$152	$192

(2) First quarter and fourth quarter 2009 and fourth quarter 2010 amounts include adjustments to the accrual for litigation regarding a parcel of land located adjacent to Santana Row. See Note 8 for further discussion of the matter.

NOTE 18. SUBSEQUENT EVENT

On January 19, 2011, we acquired the fee interest in Tower Shops located in Davie, Florida for a net purchase price of approximately $66.1 million which includes the assumption of a mortgage loan of approximately $41.0 million. The mortgage loan bears interest at 6.52%, is interest only until July 2011 at which time it converts to a 30-year amortization schedule and matures in July 2015. The loan is pre-payable after June 2011 and we expect to repay the loan during 2011 which will include a 3% prepayment premium on the outstanding loan balance. The property contains approximately 372,000 square feet of gross leasable area and is shadow-anchored by Home Depot and Costco. The purchase price allocation will be finalized after certain valuation studies are complete.

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2010
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to	Gross amount at which carried at close of period			Accumulated Depreciation and	Date of	Date	Life on which depreciation in latest income statements is
Descriptions		Encumbrance	Land	Building and Improvements	Acquisition	Land	Building and Improvements	Total	Amortization	Construction	Acquired	computed
150 POST STREET (California)	CA	$ —	$11,685	$ 9,181	$ 16,995	$11,685	$ 26,176	$ 37,861	$12,545	1908	10/23/97	35 years
ANDORRA (Pennsylvania)	PA	—	2,432	12,346	8,994	2,432	21,340	23,772	13,686	1953	01/12/88	35 years
ASSEMBLY SQUARE MARKETPLACE/ ASSEMBLY ROW (Massachusetts)	MA	—	54,615	34,196	105,090	54,615	139,286	193,901	11,071	2005	2005-2010	35 years
THE AVENUE AT WHITE MARSH (Maryland)	MD	57,837	20,682	72,432	2,641	20,682	75,073	95,755	10,393	1997	03/08/07	35 years
BALA CYNWYD (Pennsylvania)	PA	—	3,565	14,466	15,625	3,566	30,090	33,656	11,551	1955	09/22/93	35 years
BARRACKS ROAD (Virginia)	VA	39,850	4,363	16,459	30,139	4,363	46,598	50,961	30,242	1958	12/31/85	35 years
BETHESDA ROW (Maryland)	MD	24,131	36,971	35,406	134,771	42,378	164,770	207,148	31,241	1945-2008	12/31/93, 1/20/06, 9/25/08, 9/30/08, & 12/27/10	35 -50 years
BRICK PLAZA (New Jersey)	NJ	29,429		24,715	33,228	3,923	54,020	57,943	35,659	1958	12/28/89	35 years
BRISTOL (Connecticut)	CT		3,856	15,959	8,456	3,856	24,415	28,271	10,655	1959	09/22/95	35 years
CHELSEA COMMONS (Massachusetts)	MA	7,440	9,417	19,466	1,385	9,396	20,872	30,268	2,289	1962/1969/2008	08/25/06, 1/30/07, & 7/16/08	35 years
COLORADO BLVD (California)	CA	—	5,262	4,071	7,371	5,262	11,442	16,704	6,576	1905/1915/1980's	12/31/96 & 8/14/98	35 years
CONGRESSIONAL PLAZA (Maryland)	MD	—	2,793	7,424	61,082	1,020	70,279	71,299	39,445	1965/2003	04/01/65	35 years
COURTHOUSE CENTER (Maryland)	MD	—	1,750	1,869	747	1,750	2,616	4,366	1,110	1975	12/17/97	35 years
COURTYARD SHOPS (Florida)	FL	7,388	16,862	21,851	1,004	16,894	22,823	39,717	1,906	1990/1998	09/04/08	35 years
CROSSROADS (Illinois)	IL		4,635	11,611	12,979	4,635	24,590	29,225	9,896	1959	07/19/93	35 years
CROW CANYON COMMONS (California)	CA	20,395	8,638	54,575	2,050	8,638	56,625	65,263	8,573	Late 1970's/2006	12/29/05 & 02/28/07	35 years
DEDHAM PLAZA (Massachusetts)	MA	—	12,287	12,918	7,803	12,287	20,721	33,008	9,900	1959	12/31/93	35 years
DEL MAR VILLAGE (Florida)	FL	—	14,218	39,559	1,103	14,180	40,700	54,880	3,509	1982/1984	5/30/08 & 7/11/08	35 years
EASTGATE (North Carolina)	NC	—	1,608	5,775	18,994	1,608	24,769	26,377	13,219	1963	12/18/86	35 years
ELLISBURG CIRCLE (New Jersey)	NJ	—	4,028	11,309	12,680	4,013	24,004	28,017	15,047	1959	10/16/92	35 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
DECEMBER 31, 2010
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to	Gross amount at which carried at close of period			Accumulated Depreciation and	Date of	Date	Life on which depreciation in latest income statements is
Descriptions		Encumbrance	Land	Building and Improvements	Acquisition	Land	Building and Improvements	Total	Amortization	Construction	Acquired	computed
ESCONDIDO PROMENADE (California)	CA	—	19,117	15,829	8,721	19,117	24,550	43,667	6,800	1987	12/31/96 & 11/10/10	35 years
FALLS PLAZA (Virginia)	VA	—	1,798	1,270	9,241	1,819	10,490	12,309	6,411	1960-1962	09/30/67 & 10/05/72	25 years
FEASTERVILLE (Pennsylvania)	PA	—	1,431	1,600	9,033	1,452	10,612	12,064	7,915	1958	07/23/80	20 years
FEDERAL PLAZA (Maryland)	MD	31,901	10,216	17,895	34,662	10,216	52,557	62,773	30,712	1970	06/29/89	35 years
FIFTH AVENUE (California) (4)	CA	—	3,844	1,352	7,378	3,874	8,700	12,574	4,147	1888-1995	1996-1997	35 years
FINLEY SQUARE (Illinois)	IL	—	9,252	9,544	13,679	9,252	23,223	32,475	12,820	1974	04/27/95	35 years
FLOURTOWN (Pennsylvania)	PA	—	1,345	3,943	10,542	1,470	14,360	15,830	7,074	1957	04/25/80	35 years
FOREST HILLS (New York)	NY	—	2,885	2,885	2,334	3,031	5,073	8,104	2,158	1937-1987	12/16/97	35 years
FRESH MEADOWS (New York)	NY	—	24,625	25,255	20,336	24,628	45,588	70,216	21,495	1946-1949	12/05/97	35 years
FRIENDSHIP CTR (District of Columbia)	DC	—	12,696	20,803	855	12,696	21,658	34,354	5,562	1998	09/21/01	35 years
GAITHERSBURG SQUARE (Maryland)	MD	—	7,701	5,271	12,012	5,973	19,011	24,984	12,785	1966	04/22/93	35 years
GARDEN MARKET (Illinois)	IL	—	2,677	4,829	4,866	2,677	9,695	12,372	4,845	1958	07/28/94	35 years
GOVERNOR PLAZA (Maryland)	MD	—	2,068	4,905	18,768	2,068	23,673	25,741	12,313	1963	10/01/85	35 years
GRATIOT PLAZA (Michigan)	MI	—	525	1,601	16,761	525	18,362	18,887	11,872	1964	03/29/73	25 3/4 years
GREENWICH AVENUE (Connecticut)	CT	—	7,484	5,445	1,040	7,484	6,485	13,969	2,813	1900-1993	1995	35 years
HAUPPAUGE (New York)	NY	15,022	8,791	15,262	3,930	8,791	19,192	27,983	7,053	1963	08/06/98	35 years
HERMOSA AVE. (California)	CA	—	1,116	280	4,213	1,368	4,241	5,609	1,798	1922	09/17/97	35 years
HOLLYWOOD BLVD. (California)	CA	—	8,300	16,920	13,956	8,300	30,876	39,176	6,021	1929/1991	3/22/99 & 6/18/99	35 years
HOUSTON STREET (Texas) (8)	TX	—	14,680	1,976	49,117	14,778	50,995	65,773	20,183	var	1998	35 years
HUNTINGTON (New York)	NY	—	—	16,008	22,776	11,713	27,071	38,784	8,079	1962	12/12/88 & 10/26/07	35 years
HUNTINGTON SQUARE (New York)	NY	—	—	10,075	4	—	10,079	10,079	131	1980/2004-2007	08/16/10	35 years
IDYLWOOD PLAZA (Virginia)	VA	16,544	4,308	10,026	1,637	4,308	11,663	15,971	5,620	1991	04/15/94	35 years
KINGS COURT (California)	CA	—	—	10,714	886	—	11,600	11,600	5,735	1960	08/24/98	26 years
LANCASTER (Pennsylvania)	PA	4,907	—	2,103	10,658	76	12,685	12,761	6,094	1958	04/24/80	22 years
LANGHORNE SQUARE (Pennsylvania)	PA	—	720	2,974	16,616	720	19,590	20,310	10,665	1966	01/31/85	35 years
LAUREL (Maryland)	MD	—	7,458	22,525	17,626	7,576	40,033	47,609	29,137	1956	08/15/86	35 years
LAWRENCE PARK (Pennsylvania)	PA	28,246	5,723	7,160	17,695	5,734	24,844	30,578	20,822	1972	07/23/80	22 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
DECEMBER 31, 2010
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
LEESBURG PLAZA (Virginia)	VA	28,786	8,184	10,722	15,613	8,184	26,335	34,519	7,935	1967	09/15/98	35 years
LINDEN SQUARE (Massachusetts)	MA	—	79,382	19,247	46,072	79,269	65,432	144,701	5,854	1960-2008	08/24/06	35 years
LOEHMANN'S PLAZA (Virginia)	VA	37,224	1,237	15,096	16,301	1,248	31,386	32,634	20,397	1971	07/21/83	35 years
MELVILLE MALL (New York)	NY	22,785	35,622	32,882	263	35,622	33,145	68,767	4,000	1974	10/16/06	35 years
MERCER MALL (New Jersey)	NJ	48,706	4,488	70,076	30,528	5,032	100,060	105,092	25,291	1975	10/14/03	25 - 35 years
MID PIKE PLAZA (Maryland)	MD	—	—	10,335	37,339	7,517	40,157	47,674	6,367	1963	05/18/82 & 10/26/07	50 years
MOUNT VERNON/SOUTH VALLEY/7770 RICHMOND HWY. (Virginia)	VA	10,937	10,068	33,501	34,743	10,189	68,123	78,312	15,535	1972/1966/1974	03/31/03, 3/21/03, & 1/27/06	35 years
TOWN CENTER OF NEW BRITAIN (Pennsylvania)	PA	—	1,282	12,285	874	1,262	13,179	14,441	1,906	1969	06/29/06	35 years
NORTH DARTMOUTH (Massachusetts)	MA	—	27,214	—	(17,846)	9,366	2	9,368	1	2004	08/24/06	—
NORTHEAST (Pennsylvania)	PA	—	1,152	10,596	11,374	1,153	21,969	23,122	15,369	1959	08/30/83	35 years
NORTH LAKE COMMONS (Illinois)	IL	—	2,782	8,604	2,749	2,628	11,507	14,135	5,407	1989	04/27/94	35 years
OLD KEENE MILL (Virginia)	VA	—	638	998	4,355	638	5,353	5,991	4,530	1968	06/15/76	33 1/3 years
OLD TOWN CENTER (California)	CA	—	3,420	2,765	28,127	3,420	30,892	34,312	14,771	1962, 1997-1998	10/22/97	35 years
PAN AM SHOPPING CENTER (Virginia)	VA	—	8,694	12,929	6,901	8,695	19,829	28,524	10,747	1979	02/05/93	35 years
PENTAGON ROW (Virginia)	VA	53,437	—	2,955	85,710	—	88,665	88,665	28,580	1999 - 2002	1998 & 11/22/10	35 years
PERRING PLAZA (Maryland)	MD	—	2,800	6,461	18,048	2,800	24,509	27,309	17,402	1963	10/01/85	35 years
PIKE 7 (Virginia)	VA	—	9,709	22,799	2,956	9,653	25,811	35,464	10,643	1968	03/31/97	35 years
QUEEN ANNE PLAZA (Massachusetts)	MA	—	3,319	8,457	3,883	3,319	12,340	15,659	6,871	1967	12/23/94	35 years
QUINCE ORCHARD PLAZA (Maryland)	MD	—	3,197	7,949	10,653	2,928	18,871	21,799	11,698	1975	04/22/93	35 years
ROCKVILLE TOWN SQUARE (Maryland)	MD	—	—	8,092	29,207	—	37,299	37,299	4,706	2005-2007	2006-2007	50 years
ROLLINGWOOD APTS. (Maryland)	MD	23,567	552	2,246	5,560	572	7,786	8,358	6,574	1960	01/15/71	25 years
SAM'S PARK & SHOP (District of Columbia)	DC	—	4,840	6,319	1,391	4,840	7,710	12,550	3,361	1930	12/01/95	35 years
SANTANA ROW (California)	CA	—	41,969	1,161	507,180	49,725	500,585	550,310	83,274	1999-2010	03/05/97	40 - 50 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED
DECEMBER 31, 2010
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
SAUGUS (Massachusetts)	MA		4,383	8,291	1,218	4,383	9,509	13,892	3,912	1976	10/01/96	35 years
VILLAGE AT SHIRLINGTON (Virginia)	VA	6,327	9,761	14,808	29,205	5,798	47,976	53,774	13,483	1940, 2006-2009	12/21/95	35 years
SHOPPERS WORLD (Virginia)	VA	5,551	10,211	18,863	1,147	10,225	19,996	30,221	2,519	1975-2001	05/30/07	35 years
THE SHOPPES AT NOTTINGHAM SQUARE (Maryland)	MD	—	27,029	12,849	(12,308)	14,692	12,878	27,570	1,726	2005-2006	03/08/07	35 years
THIRD STREET PROMENADE (California) (9)	CA	—	22,645	12,709	41,193	25,125	51,422	76,547	22,083	1888-2000	1996-2000	35 years
TOWER (Virginia)	VA	—	7,170	10,518	2,719	7,280	13,127	20,407	5,219	1953-1960	08/24/98	35 years
TROY (New Jersey)	NJ	—	3,126	5,193	16,992	4,028	21,283	25,311	15,840	1966	07/23/80	22 years
TYSON'S STATION (Virginia)	VA	5,713	388	453	3,082	475	3,448	3,923	3,025	1954	01/17/78	17 years
WESTGATE MALL (California)	CA	—	6,319	107,284	3,584	6,319	110,868	117,187	18,903	1960-1966	03/31/04	35 years
WHITE MARSH PLAZA (Maryland)	MD	9,706	3,478	21,413	131	3,478	21,544	25,022	3,052	1987	03/08/07	35 years
WHITE MARSH OTHER (Maryland)	MD	—	37,812	1,843	(10,772)	27,009	1,874	28,883	278	1985	03/08/07	35 years
WILDWOOD (Maryland)	MD	24,827	9,111	1,061	7,836	9,111	8,897	18,008	7,584	1958	05/05/69	33 1/3 years
WILLOW GROVE (Pennsylvania)	PA	—	1,499	6,643	19,761	1,499	26,404	27,903	19,079	1953	11/20/84	35 years
SHOPS AT WILLOW LAWN (Virginia)	VA	—	3,192	7,723	66,786	7,790	69,911	77,701	42,496	1957	12/05/83	35 years
WYNNEWOOD (Pennsylvania)	PA	28,785	8,055	13,759	15,519	8,055	29,278	37,333	14,913	1948	10/29/96	35 years
MISCELLANEOUS INVESTMENTS		—	6,176	12,135	—	6,176	12,135	18,311	300			
TOTALS		$589,441	$789,331	$1,226,058	$1,880,553	$786,332	$3,109,610	$3,895,942	$1,035,204			

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED

Three Years Ended December 31, 2010

Reconciliation of Total Cost
(In thousands)

Balance, December 31, 2007	$3,452,847
Additions during period	
Acquisitions	122,662
Improvements	144,192
Deduction during period—disposition and retirements of property	(46,016)
Balance, December 31, 2008	3,673,685
Additions during period	
Acquisitions	34,485
Improvements	93,304
Deduction during period—disposition and retirements of property	(42,240)
Balance, December 31, 2009	3,759,234
Additions during period	
Acquisitions	34,855
Consolidation of VIE	18,311
Improvements	97,129
Deduction during period—disposition and retirements of property	(13,587)
Balance, December 31, 2010	$3,895,942

(A) For Federal tax purposes, the aggregate cost basis is approximately $3.4 billion as of December 31, 2010.

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED

Three Years Ended December 31, 2010

Reconciliation of Accumulated Depreciation and Amortization
(In thousands)

Balance, December 31, 2007	$ 756,703
Additions during period - depreciation and amortization expense	101,321
Deductions during period - disposition and retirements of property	(11,766)
Balance, December 31, 2008	846,258
Additions during period - depreciation and amortization expense	103,698
Deductions during period - disposition and retirements of property	(11,869)
Balance, December 31, 2009	938,087
Additions during period - depreciation and amortization expense	108,261
Deductions during period - disposition and retirements of property	(11,144)
Balance, December 31, 2010	$1,035,204

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
Year Ended December 31, 2010
(Dollars in thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H
Description of Lien	Interest Rate	Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages(1)	Principal Amount of Loans Subject to delinquent Principal or Interest
Mortgage on retail buildings in Philadelphia, PA	8% or 10% based on timing of draws, plus participation	May 2021	Interest only monthly; balloon payment due at maturity	$	$20,113	$20,113(2)	$
Mortgage on retail buildings in Philadelphia, PA	10% plus participation	May 2021	Interest only monthly; balloon payment due at maturity		9,250	9,250	
Second Mortgage on hotel in San Jose, CA	9%	August 2016	Principal and interest; balloon payment due at maturity(3)	36,000(4)	15,030	11,818	
Mortgage on restaurant in Rockville, MD	9%	December 2014	Interest only monthly through January 31, 2011; balloon payment due at maturity(5)		3,632	3,632	
				$36,000	$48,025(6)	$44,813(6)	$

(1) For Federal tax purposes, the aggregate tax basis is approximately $48.0 million as of December 31, 2010.
(2) This mortgage is available for up to $25.0 million.
(3) This note was amended on August 4, 2006. The amended note decreased the interest from 14% to 9% per annum, and requires monthly payments of principal and interest based on 15-year amortization schedule.
(4) We do not hold the first mortgage loan on this property. Accordingly, the amount of the prior lien at December 31, 2010 is estimated.
(5) Beginning February 1, 2011, the note requires monthly payments of principal and interest based on a 30 year amortization schedule. The borrower has one, three-year extension option with an interest rate of 12% which increases 1% in each subsequent year of the extension term.
(6) In March 30, 2010, we acquired the first mortgage loan on a shopping center located in Norwalk, Connecticut. The first mortgage loan bears interest at 7.25%, matures on September 1, 2032, and as of December 31, 2010, had an outstanding contractual principal balance of $11.3 million. Since November 5, 2008, we have held the second mortgage on this shopping center and a first mortgage on an adjacent commercial building which had an outstanding balance of $7.4 million at December 31, 2010. All of these loans are currently in default and foreclosure proceedings have been filed. As more fully described in Note 3 to the Consolidated Financial Statements, effective March 30, 2010, we have determined we are the primary beneficiary of this VIE and consolidated the shopping center and adjacent building as of March 30, 2010. Therefore, our investment in the property of approximately $18.3 million is included in "real estate" in the consolidated balance sheet as of December 31, 2010.

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE—CONTINUED

Three Years Ended December 31, 2010

Reconciliation of Carrying Amount
(In thousands)

Balance, December 31, 2007	$ 40,638
Additions during period:	
Issuance of loans	5,612
Loan fee	(219)
Deductions during period:	
Collection and satisfaction of loans	(719)
Amortization of discount/loan fee	468
Balance, December 31, 2008	45,780
Additions during period:	
Issuance of loans	2,759
Loan fee	(15)
Deductions during period:	
Collection and satisfaction of loans	(728)
Amortization of discount /loan fee	540
Balance, December 31, 2009	48,336
Additions during period:	
Issuance of loans	14,787
Deductions during period:	
Collection and satisfaction of loans	(464)
Amortization of discount	465
Consolidation of VIE	(18,311)
Balance, December 31, 2010	$ 44,813

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Declaration of Trust of Federal Realty Investment Trust dated May 5, 1999 as amended by the Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated May 6, 2004, as corrected by the Certificate of Correction of Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated June 17, 2004, as amended by the Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated May 6, 2009 (previously filed as Exhibit 3.1 to the Trust's Registration Statement on Form S-3 (File No. 333-160009) and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Federal Realty Investment Trust dated February 12, 2003, as amended October 29, 2003, May 5, 2004, February 17, 2006 and May 6, 2009 (previously filed as Exhibit 3.2 to the Trust's Registration Statement on Form S-3 (File No. 333-160009) and incorporated herein by reference)
4.1	Specimen Common Share certificate (previously filed as Exhibit 4(i) to the Trust's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-07533) and incorporated herein by reference)
4.2	Articles Supplementary relating to the 5.417% Series 1 Cumulative Convertible Preferred Shares of Beneficial Interest (previously filed as Exhibit 4.1 to the Trust's Current Report on Form 8-K filed on March 13, 2007, (File No. 1-07533) and incorporated herein by reference)
4.3	Amended and Restated Rights Agreement, dated March 11, 1999, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 1 to the Trust's Registration Statement on Form 8-A/A filed on March 11, 1999 (File No. 1-07533) and incorporated herein by reference)
4.4	First Amendment to Amended and Restated Rights Agreement, dated as of November 2003, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 4.5 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-07533) and incorporated herein by reference)
4.5	Second Amendment to Amended and Restated Rights Agreement, dated as of March 11, 2009, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 4.3 to the Trust's current Report on Form 8-K (File No. 001-07533) and incorporated herein by reference)
4.6	Indenture dated December 1, 1993 related to the Trust's 7.48% Debentures due August 15, 2026; and 6.82% Medium Term Notes due August 1, 2027; (previously filed as Exhibit 4(a) to the Trust's Registration Statement on Form S-3 (File No. 33-51029), and amended on Form S-3 (File No. 33-63687), filed on December 13, 1993 and incorporated herein by reference)
4.7	Indenture dated September 1, 1998 related to the Trust's 8.75% Notes due December 1, 2009; 6 1/8% Notes due November 15, 2007; 4.50% Notes due 2011; 5.65% Notes due 2016; 6.00% Notes due 2012; 6.20% Notes due 2017; 5.40% Notes due 2013; and 5.95% Notes due 2014 (previously filed as Exhibit 4(a) to the Trust's Registration Statement on Form S-3 (File No. 333-63619) filed on September 17, 1998 and incorporated herein by reference)
4.8	Pursuant to Regulation S-K Item 601(b)(4)(iii), the Trust by this filing agrees, upon request, to furnish to the Securities and Exchange Commission a copy of other instruments defining the rights of holders of long-term debt of the Trust
10.1	Amended and Restated 1993 Long-Term Incentive Plan, as amended on October 6, 1997 and further amended on May 6, 1998 (previously filed as Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-07533) and incorporated herein by reference)

EXHIBIT INDEX

Exhibit No.	Description
10.2	Form of Severance Agreement between the Trust and Certain of its Officers dated December 31, 1994 (previously filed as a portion of Exhibit 10 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-07533) and incorporated herein by reference)
10.3	* Severance Agreement between the Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-07533) (the "1999 1Q Form 10-Q") and incorporated herein by reference)
10.4	* Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the 1999 1Q Form 10-Q and incorporated herein by reference)
10.5	* Amendment to Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.12 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-07533) (the "2004 Form 10 K") and incorporated herein by reference)
10.6	* Split Dollar Life Insurance Agreement dated August 12, 1998 between the Trust and Donald C. Wood (previously filed as a portion of Exhibit 10 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-07533) and incorporated herein by reference)
10.7	* Severance Agreement between the Trust and Jeffrey S. Berkes dated March 1, 2000 (previously filed as a portion of Exhibit 10 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-07533) and incorporated herein by reference)
10.8	* Amendment to Severance Agreement between Federal Realty Investment Trust and Jeffrey S. Berkes dated February 16, 2005 (previously filed as Exhibit 10.17 to the 2004 Form 10-K and incorporated herein by reference)
10.9	2001 Long-Term Incentive Plan (previously filed as Exhibit 99.1 to the Trust's S-8 Registration Number 333-60364 filed on May 7, 2001 and incorporated herein by reference)
10.10	* Health Coverage Continuation Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.26 to the 2004 Form 10-K and incorporated herein by reference)
10.11	* Severance Agreement between the Trust and Dawn M. Becker dated April 19, 2000 (previously filed as Exhibit 10.26 to the Trust's 2005 2Q Form 10-Q and incorporated herein by reference)
10.12	* Amendment to Severance Agreement between the Trust and Dawn M. Becker dated February 16, 2005 (previously filed as Exhibit 10.27 to the 2004 Form 10-K and incorporated herein by reference)
10.13	Form of Restricted Share Award Agreement for awards made under the Trust's 2003 Long-Term Incentive Award Program for shares issued out of 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.28 to the 2004 Form 10-K and incorporated herein by reference)
10.14	Form of Restricted Share Award Agreement for awards made under the Trust's Annual Incentive Bonus Program for shares issued out of 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.29 to the 2004 Form 10-K and incorporated herein by reference)
10.15	Form of Option Award Agreement for options awarded under 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.30 to the 2004 Form 10-K and incorporated herein by reference)

EXHIBIT INDEX

Exhibit No.	Description
10.16	Form of Option Award Agreement for awards made under the Trust's 2003 Long-Term Incentive Award Program for shares issued out of the 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.32 to the 2005 Form 10-K and incorporated herein by reference)
10.17	Credit Agreement dated as of July 28, 2006, by and between the Trust, Wachovia Capital Markets LLC, Wachovia Bank, National Association and various other financial institutions (previously filed as Exhibit 10.20 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 1-07533) and incorporated herein by reference)
10.18	Amended and Restated 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.34 to the Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-07533) and incorporated herein by reference)
10.19	Change in Control Agreement between the Trust and Andrew P. Blocher dated February 12, 2007 (previously filed as Exhibit 10.27 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-07533) and incorporated herein by reference)
10.20	* Amendment to Severance Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-07533) ("the 2008 Form 10-K") and incorporated herein by reference)
10.21	* Second Amendment to Executive Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.27 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.22	* Amendment to Health Coverage Continuation Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.28 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.23	* Second Amendment to Severance Agreement between the Trust and Jeffrey S. Berkes dated January 1, 2009 (previously filed as Exhibit 10.29 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.24	* Second Amendment to Severance Agreement between the Trust and Dawn M. Becker dated January 1, 2009 (previously filed as Exhibit 10.30 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.25	* Amendment to Change in Control Agreement between the Trust and Andrew P. Blocher dated January 1, 2009 (previously filed as Exhibit 10.31 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.26	* Amendment to Stock Option Agreements between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.32 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.27	* Restricted Share Award Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.33 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.28	* Combined Incentive and Non-Qualified Stock Option Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.34 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.29	* Severance Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.35 to the Trust's 2008 Form 10-K and incorporated herein by reference)

EXHIBIT INDEX

Exhibit No.	Description
10.30	Credit Agreement dated as of May 4, 2009, by and among the Trust, Wachovia Capital Markets LLC, PNC Capital Markets LLC, Wachovia Bank, National Association, PNC Bank, National Association and various other financial institutions (previously filed as Exhibit 10.36 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No. 1-07533) and incorporated herein by reference)
10.31	2010 Performance Incentive Plan (previously filed as Appendix A to the Trust's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (File No. 01-07533) and incorporated herein by reference)
10.32	Amendment to 2010 Performance Incentive Plan ("the 2010 Plan") (previously filed as Appendix A to the Trust's Proxy Supplement for the 2010 Annual Meeting of Shareholders (File No. 01-07533) and incorporated herein by reference)
10.33	Restricted Share Award Agreement between the Trust and Donald C. Wood dated October 12, 2010 (previously filed as Exhibit 10.36 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 01-07533) and incorporated herein by reference)
10.34	Form of Restricted Share Award Agreement for awards made under the Trust's Long-Term Incentive Award Program and the Trust's Annual Incentive Bonus Program and basic awards with annual vesting for shares issued out of the 2010 Plan (filed herewith)
10.35	Form of Restricted Share Award Agreement for long term vesting and retention awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (filed herewith)
10.36	Form of Restricted Share Award Agreement for front loaded awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (filed herewith)
10.37	Form of Performance Share Award Agreement for awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (filed herewith)
10.38	Form of Option Award Agreement for awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (filed herewith)
10.39	Form of Option Award Agreement for front loaded awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (filed herewith)
10.40	Form of Option Award Agreement for basic options awarded out of the 2010 Plan (filed herewith)
10.41	Form of Restricted Share Award Agreement, dated as of February 10, 2011, between the Trust and each of Dawn M. Becker, Jeffrey S. Berkes and Andrew P. Blocher (filed herewith)
21.1	Subsidiaries of Federal Realty Investment Trust (filed herewith)
23.1	Consent of Grant Thornton LLP (filed herewith)
24.1	Power of Attorney (included on signature page)

EXHIBIT INDEX

Exhibit No.	Description
31.1	Rule 13a-14(a) Certification of Chief Executive Officer (filed herewith)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer (filed herewith)
32.1	Section 1350 Certification of Chief Executive Officer (filed herewith)
32.2	Section 1350 Certification of Chief Financial Officer (filed herewith)
101	The following materials from Federal Realty Investment Trust's Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (Extensible Business Reporting Language): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Operations, (3) the Consolidated Statement of Shareholders' Equity, (4) the Consolidated Statements of Cash Flows, and (5) Notes to Consolidated Financial Statements, tagged as blocks of text.

* Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.


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Exhibit 31.1

CERTIFICATION

I, Donald C. Wood, certify that:

1) I have reviewed this annual report on Form 10-K of Federal Realty Investment Trust;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Donald C. Wood

February 15, 2011

NAME: Donald C. Wood
TITLE: President, Chief Executive Officer and Trustee
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Andrew P. Blocher, certify that:

1) I have reviewed this annual report on Form 10-K of Federal Realty Investment Trust;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Andrew P. Blocher

February 15, 2011

NAME: Andrew P. Blocher
TITLE: Senior Vice President-Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Donald C. Wood, the President and Chief Executive Officer of Federal Realty Investment Trust (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-K for the period ended December 31, 2010 (the "Report"). The undersigned hereby certifies, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald C. Wood

February 15, 2011

NAME: Donald C. Wood
TITLE: President, Chief Executive Officer and Trustee (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Andrew P. Blocher, the Senior Vice President and Chief Financial Officer of Federal Realty Investment Trust (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-K for the period ended December 31, 2010 (the "Report"). The undersigned hereby certifies, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew P. Blocher

February 15, 2011

NAME: Andrew P. Blocher
TITLE: Senior Vice President-Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)



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CORPORATE INFORMATION

CORPORATE OFFICE
1626 East Jefferson Street
Rockville, MD 20852-4041
(301) 998-8100
(301) 998-3700 fax

GENERAL COUNSEL
Pillsbury Winthrop Shaw Pittman LLP
Washington, D.C.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Grant Thornton LLP
McLean, VA

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, N.Y. 10038
(212) 936-5100
(800) 937-5449
www.amstock.com

COMMON STOCK LISTING
New York Stock Exchange
Symbol: FRT

MEMBERSHIPS
International Council of Shopping Centers
National Association of Real Estate Investment Trusts
Urban Land Institute

ANNUAL MEETING
Federal Realty Investment Trust will hold its Annual Shareholder Meeting at 10:00 a.m. on May 4, 2011, at Woodmont Country Club, 1201 Rockville Pike, Rockville, MD.

CORPORATE GOVERNANCE
The Trust's Corporate Governance Guidelines and the charters for the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee are available in the Investors section of our Web site at www.federalrealty.com.

ANNUAL CEO CERTIFICATION
In 2010, we filed with the New York Stock Exchange the certification of our Chief Executive Officer that is required by Section 303A.12(a) of the NYSE Listed Company Manual. The certification was filed without any qualifications.

AUTOMATIC CASH INVESTMENT AND DIRECT DEPOSIT
Federal Realty offers automatic cash investment, the option to automatically withdraw funds from a checking/savings or other bank account to purchase additional shares of FRT on the 1st and 15th of each month. Federal Realty also offers shareholders the option to directly deposit their dividends. To sign up for automatic cash investment or direct deposit, please call (800) 937-5449 or visit www.amstock.com.

INTERNET
WWW.FEDERALREALTY.COM
Visitors to the site can search for and download Securities and Exchange Commission filings, review Federal Realty's Dividend Reinvestment and Share Purchase Plan, obtain current stock quotes, and read recent press releases. Printed materials and e-mail news alerts can also be requested.

PROPERTY WEB SITES
Below is a list of Federal Realty properties that have their own Web sites.
Assembly Row: www.assemblyrow.com
Barracks Road: www.barracksroad.com
Bethesda Row: www.bethesdarow.com and www.upstairsbethesda.com
Congressional Plaza: www.congressionalplaza.com and www.crestatcongressional.com
Eastgate: www.shoppingeastgate.com
Escondido Promenade: www.escondidopromenade.com
Kings Court: www.kingscourtlg.com
Laurel Shopping Center: www.shopsatlaurel.com
Old Town Center: www.shopsatoldtowncenter.com
Pentagon Row: www.pentagonrow.com
Rockville Town Square: www.rockvilletownsquare.com
Santana Row: www.santanarow.com
Shops at Willow Lawn: www.willowlawn.com
THE AVENUE at White Marsh: www.theavenueatwhitemarsh.com
Village at Shirlington: www.villageatshirlington.com
Westgate Mall: www.shopsatwestgatemall.com
Wildwood Shopping Center: www.shopsatwildwood.com

INVESTOR RELATIONS CONTACT
You may communicate directly with Federal Realty's Investor Relations department via telephone at (800) 658-8980 or by e-mail at IR@federalrealty.com.









BOARD OF TRUSTEES







LOCATIONS

CORPORATE HEADQUARTERS
1626 East Jefferson Street
Rockville, MD 20852-4041
t 301.998.8100
f 301.998.3700

REGIONAL OFFICES

Boston
5 Middlesex Avenue, Suite 401
Somerville, MA 02145
t 617.684.1500
f 617.623.3601

Philadelphia
50 East Wynnewood Road, Suite 200
Wynnewood, PA 19096
t 610.896.5870
f 610.896.5876

San Jose
3055 Olin Avenue, Suite 2100
San Jose, CA 95128-2069
t 408.551.4600
f 408.551.4616

South Florida
7015 Beracasa Way, Suite 204
Boca Raton, FL 33433
t 561.347.6522
f 561.368.6223



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Federal Realty
INVESTMENT TRUST
NYSE: FRT

federalrealty.com



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